UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM
6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of (a) the Second Quarter 2023 Report of UBS AG and (b) the updated Risk Factors
relating to UBS AG, which appears immediately following this page.

UBS AG
Second
quarter
2023
report

Corporate calendar UBS AG
Publication of the third quarter 2023 report:

Tuesday,

7 November 2023
Publication of the fourth quarter 2023 report:

Tuesday,

6 February 2024
Publication dates of future quarterly and annual reports

and results are made available as
part of the corporate calendar of UBS AG

at ubs.com/investors.
Contacts
General inquiries
ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.

ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2023. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS AG
3
Recent developments
7
UBS AG consolidated performance
2.
Business divisions and

Group Functions
14
Global Wealth Management
17
Personal & Corporate Banking
20
Asset Management
22
Investment Bank
25
Group Functions
3.
Risk, capital, liquidity and funding,
and balance sheet
27
Risk management and control
33
Capital management
41
Liquidity and funding management
42
Balance sheet and off-balance sheet
4.
Consolidated financial statements
46
UBS AG interim consolidated financial
statements (unaudited)
5.
Standalone financial information
86
UBS AG interim standalone financial
information (unaudited)
Appendix
89
Alternative performance measures
93
Abbreviations frequently used in
our financial reports
95
Information sources
96
Cautionary statement

UBS AG Second quarter 2023 report

UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

As of or year-to-date
USD m, except where indicated 30.6.23 31.3.23 31.12.22 30.6.22 30.6.23 30.6.22
Results
Total revenues

8,468

8,844

8,078

9,036

17,313

18,529
Credit loss expense / (release)

16

38

7

7

54

25
Operating expenses

6,997

7,350

6,282

6,577

14,346

13,492
Operating profit / (loss) before tax

1,456

1,456

1,788

2,452

2,912

5,012
Net profit / (loss) attributable to shareholders

1,120

1,004

1,518

1,964

2,124

3,968
Profitability and growth
1
Return on equity (%)

8.0

7.0

10.9

13.9

7.5

13.9
Return on equity (excluding integration-related expenses) (%)
2

10.0
Return on tangible equity (%)

9.1

7.8

12.3

15.7

8.4

15.6
Return on tangible equity (excluding integration-related expenses)

(%)
2

11.2
Return on common equity tier 1 capital (%)

10.4

9.4

14.3

18.7

9.9

19.0
Return on common equity tier 1 capital (excluding integration-related expenses) (%)
2

12.9
Return on leverage ratio denominator, gross (%)

3.3

3.5

3.2

3.4

3.4

3.5
Cost / income ratio (%)

82.6

83.1

77.8

72.8

82.9

72.8
Cost / income ratio (excluding integration-related expenses) (%)
2

78.5
Net profit growth (%)

(43.0)

(49.9)

20.9

2.6

(46.5)

9.5
Net profit growth (%) (excluding integration-related expenses)

(%)
2

(29.3)
Resources
Total assets

1,096,318

1,056,758

1,105,436

1,112,474

1,096,318

1,112,474
Equity attributable to shareholders

52,922

58,386

56,598

54,746

52,922

54,746
Common equity tier 1 capital
3

43,300

42,801

42,929

42,317

43,300

42,317
Risk-weighted assets
3

323,406

321,224

317,823

313,448

323,406

313,448
Common equity tier 1 capital ratio (%)
3

13.4

13.3

13.5

13.5

13.4

13.5
Going concern capital ratio (%)
3

17.0

17.2

17.2

18.0

17.0

18.0
Total loss-absorbing capacity ratio (%)
3

33.0

33.5

32.0

32.8

33.0

32.8
Leverage ratio denominator
3

1,048,313

1,018,023

1,029,561

1,024,811

1,048,313

1,024,811
Common equity tier 1 leverage ratio (%)
3

4.13

4.20

4.17

4.13

4.13

4.13
Other
Invested assets (USD bn)
1,4,5

4,310

4,184

3,981

3,933

4,310

3,933
Personnel (full-time equivalents)

47,889

48,105

47,628

46,807

47,889

46,807
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

2 Refer to the “UBS AG consolidated performance” section of this report for more information
about integration-related expenses.

3 Based on the Swiss systemically relevant

bank framework as of 1 January

2020. Refer to the “Capital management”

section of this report for more information.

4 Consists
of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 31 Invested assets and net new money” in the “UBS AG consolidated financial statements”
section of the Annual Report 2022 for

more information.

5 Comparative figures have been restated to include invested assets from associates in the Asset Management business division, to

better reflect the business
strategy.

Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in other applicable regulations. A number of APMs are reported in UBS’s external reports
(annual, quarterly and

other reports). APMs

are used to provide

a more complete

picture of operating

performance
and to reflect

management’s view of

the fundamental

drivers of the

business results.

A definition of

each APM, the
method used to calculate

it and the information

content are presented

under “Alternative performance

measures”
in the

appendix to

this report.

These APMs

may qualify

as non-GAAP

measures as

defined by

US Securities

and
Exchange Commission (SEC) regulations.

UBS AG Second quarter 2023 report

UBS AG
Management report
Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit Suisse

AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG and other small former Credit Suisse Group

entities now
directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Recent developments
Acquisition of Credit Suisse

On 12 June

2023, UBS Group

AG acquired

Credit Suisse Group

AG, succeeding by

operation of Swiss

law to

all
assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of the former
direct and indirect subsidiaries of Credit Suisse

Group AG (the Transaction).

The acquisition followed a

request from the Swiss

Federal Department of Finance,

the Swiss National Bank

and the
Swiss Financial

Market Supervisory

Authority (FINMA)

to both

firms to

duly consider

the Transaction

in order

to
restore necessary

confidence

in the

stability of

the Swiss

economy and

banking system

and to

serve the

best interests
of the shareholders and

stakeholders of UBS and Credit

Suisse. As a result

of further negotiations and

supported
by

distinct

government guarantees

and

measures, the

firms

subsequently

entered into

a

merger

agreement on
19 March 2023.

Upon the completion of the Transaction, each outstanding, registered Credit Suisse Group AG share converted to
the right

to receive,

subject to

the payment

of certain

fees to

the Credit

Suisse Depositary

in the

case of

Credit
Suisse American depositary

shares (ADS), a

merger consideration consisting

of 1/22.48 UBS

Group AG shares.

In
aggregate, Credit Suisse Group

AG shareholders received 5.1%

of the outstanding UBS

Group AG shares on

the
acquisition date, with a purchase price of USD

3.7bn.
As part of

the integration,

we plan to

simplify our

legal structure,

including the

merger of

UBS AG and

Credit Suisse
AG planned for 2024. We aim to substantially

complete the integration for the Group

by the end of 2026.

UBS AG Second quarter 2023 report

Integration of Credit Suisse (Schweiz)

After a thorough evaluation, we have determined

to integrate Credit Suisse Schweiz AG with

UBS Switzerland AG
through a merger of the

two banks. We believe the combined bank will

be a stronger partner for our

clients, the
Swiss economy and communities

and will produce greater

value for shareholders.

The combination will allow

us to
maintain our combined lending capacity in Switzerland

and our risk discipline and culture.
We plan to complete

the merger of

the banks in 2024

and target client

migration to a

combined platform in

2025.
Regulatory and legal developments
Introduction of a public liquidity backstop in

Switzerland
In May 2023, the Swiss Federal Council (the SFC) launched a consultation on the introduction of a public liquidity
backstop (the

PLB) for systemically

important banks

(SIBs) which

was initially

implemented as

part of

the emergency
ordinance issued in

connection with

Credit Suisse Group.

The proposed legislative

changes aim to

establish the PLB
instrument as part

of ordinary law

in order to

enable the Swiss

government and the

Swiss National

Bank to support
an SIB domiciled in

Switzerland with liquidity in the

process of resolution, in line

with other financial centers. The
introduction of

the PLB

is intended to

increase the

confidence of

market participants

in the

ability of SIBs

to become
successfully recapitalized and remain solvent

in a crisis.

In

addition

to

the

PLB,

the

proposed

legislative

changes

would

enact

into

ordinary

law

additional

provisions
contained in the emergency ordinance of March 2023, including mandated clawback of variable compensation in the event that government support is provided

to an SIB.
The final

proposals are

expected to be

presented to

the Swiss

Parliament by the

SFC in

September 2023, and,

if
adopted, legislative changes are expected

to come into force by January 2025.
Further developments regarding the acquisition

of Credit Suisse Group by UBS
The Swiss

Federal Department

of Finance

(the FDF)

is undertaking

a review

of the

circumstances that

led to

the
acquisition of the Credit Suisse

Group by UBS. In May 2023, it convened

a group of experts on banking

stability to
work on strategic considerations regarding the

role of banks and the national framework

related to the stability of
the Swiss financial center.

The group of experts is

expected to present its findings

to the FDF in the third quarter

of
2023. The

experts’ findings

will be

considered by

the SFC

in its

bi-annual too-big-to-fail

(TBTF) review

report by
April 2024.
In June 2023, the Swiss Parliament formed a parliamentary inquiry committee that is mandated to investigate the
legitimacy, expediency

and effectiveness

of the

management of

the competent

authorities and

bodies in

the context
of the Credit

Suisse Group

crisis. The committee

will report

to the Swiss

Parliament on

the results

of its investigation
and will propose measures to remedy any

identified deficiencies.
Both the

findings of

the group

of experts

and the

conclusions by

the inquiry

committee may

include potentially
significant recommendations, which could

result in more stringent regulation.
Swiss electorate votes in favor of a new

Climate and Innovation Act
In June

2023, the

Swiss electorate voted

in favor

of the

new Climate and

Innovation Act. The

act defines

a net-
zero-by-2050 target

for Switzerland,

including interim

targets for

selected sectors

of the

Swiss economy.

In addition,
each Switzerland-domiciled

company is required to set a net-zero

target by 1 January 2025. The act also

contains
provisions

for

public

funding

to

replace

aged

heating

systems

in

buildings

and

for

application

of

innovative
technologies within companies. Article 9 of the

act requires the financial sector to make

an effective contribution
to the

transition to

net zero

and sets

the general

goal of

the alignment of

financial resources to

climate-friendly
outcomes. Specific

measures

to achieve

the targets

will be

proposed in

the CO
2

Act, which

is currently

under revision
in Parliament.
Swiss electorate votes in favor of the implementation

of global minimum taxation in Switzerland
In June 2023, the Swiss

electorate voted in favor of

the introduction of a

minimum corporate tax rate

as stipulated
by

the

Global

Anti-Base

Erosion

Model

Rules

(Pillar Two)

of

the

Organisation

for

Economic

Co-operation

and
Development. The

amendment will

be implemented

by way of

an ordinance

of the

SFC and

will provide

a minimum
tax rate of

15% as of

1 January 2024 for

Swiss companies with

global earnings above EUR

750m. UBS does not
expect the implementation of global minimum

taxation in Switzerland to materially

impact its effective tax rate.

UBS AG Second quarter 2023 report

Sanctions related to the Russia–Ukraine war
In August

2023, the

SFC announced

that Switzerland

is implementing

further EU

sanctions against

Russia following
the EU

taking new

measures against

Russia as

part of

the EU’s

11th sanctions

package, which

was partially

adopted
by

Switzerland

in

June

2023

by

expanding

the

sanction

lists

concerning

Russia.

As

part

of

the

11th

sanctions
package, the EU has created a specific

legal basis for an instrument to prevent

the evasion of sanctions. The SFC is
determined to take

effective action against the

evasion of sanctions

and will examine

the implementation of this
instrument in the

event of its

actual application by

the EU. In

addition, Switzerland is

joining the EU

in imposing
sanctions at Moldova’s

request. UBS’s sanctions

programs are designed

to comply with

sanctions across multiple
jurisdictions, including those imposed by the United

Nations, Switzerland, the EU, the UK and the

US.
Recent events in the US banking market
In May

2023, the

Federal Reserve

Board (the

FRB) and

the Federal

Deposit Insurance

Corporation (the

FDIC) released
reports that covered

the circumstances leading

to the closing

of certain banking

organizations following the

events
in the

banking market in

March 2023. The

reports noted shortcomings

in the

supervisory agencies’ execution

of
examination programs, including escalation of supervisory issues and staffing.

They also raised concerns related to
the regulatory framework, including the Federal Reserve’s Tailoring Rule and other topics, such as interest rate risk
management.

UBS

expects

these

developments

to

impact

the

regulatory

environment

in

the

US,

where

UBS
maintains significant operations.
In

addition,

in

June

2023,

the

FDIC

issued

a

proposal

to

recover

certain

losses

sustained

in

the

resolution

of
uninsured deposits

held by

the now-closed

banks, as

required under

existing banking

regulations. The

proposal
would impose a special assessment on covered banks based on their respective levels of uninsured deposits above a certain threshold and based on a proposed assessment rate. UBS Bank USA would be impacted by this proposal once finalized.
Federal Reserve Board releases stress test

results
In June 2023, the Federal Reserve Board released

the results of its 2023 Dodd–Frank Act

Stress Test (DFAST). UBS’s
US intermediate holding company, UBS Americas

Holding LLC, exceeded the minimum capital requirements

under
the

severely

adverse

scenario.

Following

the

completion

of

the

annual

DFAST

and

the

Comprehensive

Capital
Analysis and

Review

(CCAR), UBS

Americas

Holding LLC

was assigned

a

stress capital

buffer

(an SCB)

of 9.1%
(previously 4.8%) under

the SCB rule as

of 1 October 2023,

resulting in a total

common equity tier

1 (CET1) capital
requirement of 13.6%.
US authorities consult on final Basel III implementation
In July 2023, US banking

regulators, including the FRB,

the FDIC and the Office

of the Comptroller of the

Currency
(the OCC), issued a

public consultation on a proposal that

would implement the final components of

the Basel III
capital standards for

US banking organizations and

foreign-owned intermediate holding companies, such as

UBS
Americas Holding LLC. Among

others, the proposed

rules would end

the use of

the internal model

approach for
credit

risk

by

the

largest

banking

organizations

and

would

introduce

instead

a

new

standardized

approach.

In
addition,

the

proposed

rules

for

operational

risks

would

replace

the

advanced

measurement

approach

with

a
standardized

measure.

The

proposal

calls

for

a

three-year

transition

period,

starting

on

1 July

2025,

and

full
implementation

by

1 July

2028.

The

impact

on

UBS

will

depend

on

new

or

revised

regulatory

interpretations,
changes in business growth, market conditions

and other factors.
The International Sustainability Standards Board

issues global sustainability disclosure standards
In June

2023, the

International Sustainability Standards

Board (the

ISSB) finalized its

first set

of requirements

for
corporate disclosures

regarding sustainability

matters: IFRS S1

and IFRS S2.

IFRS S1 addresses

the disclosure

of a
company’s

sustainability-related

risks

and

opportunities.

IFRS S2

addresses

the

disclosures

for

the

governance
processes,

controls

and

procedures

an

entity

uses

to

monitor,

manage

and

oversee

climate-related

risks

and
opportunities

and

the

entity’s

strategy

for

managing

risks

and

opportunities.

The

standards

incorporate

the
recommendations of the Task Force

on Climate-related Financial Disclosures (the TCFD). These

ISSB standards will
be available for use from January 2024. UBS’s implementation of the standards will depend, among other factors,
on whether the standards are adopted in jurisdictions

in which UBS files financial reports.

UBS AG Second quarter 2023 report

European Commission presents a new retail

investor strategy
In May 2023, the European

Commission presented draft

legislative proposals aimed at

empowering retail investors
to make investment decisions that

are aligned with their needs and

preferences and ensuring that they are

treated
fairly and duly

protected. The proposals

also aim to

encourage greater participation in

EU capital markets

and to
enable a

greater volume

of funds

to flow

more easily

into EU

capital markets.

The package

revises EU

capital markets
rules, which, once agreed and in

force, could have significant implications and require significant implementation efforts by UBS.
EU physical presence requirement for cross-border

banking services
In June 2023, legislators in

the EU reached a

provisional agreement on amendments to

the Capital Requirements
Regulation

and

the

Capital

Requirements

Directive.

The

provisional

agreement

includes,

alongside

measures

to
implement

the

remaining

elements

of

the

Basel III

standard,

a

framework

that

would

require

non-EU

firms

to
establish a

physical presence

within the

EU when

providing certain

banking services

to EU-domiciled

clients and
counterparties (including

deposit-taking and

commercial lending),

unless

they are

subject to

an

exemption. The
changes

will

affect

the

cross-border

provision

of

certain

banking

services

and

will

require

UBS

to

adapt

its
approaches to

providing such

services to

clients in

the EU.

The requirement

is expected

to become

effective in

2026,
with grandfathering provisions for contracts

already in existence at the date of introduction.
The revised Swiss Data Protection Act
The revised Swiss Federal Data Protection Act and the corresponding Federal Data Protection Ordinance will enter into force on

1 September 2023. The revised

law represents a

fundamental reform that strengthens

the rights of
consumers regarding their data by

enhancing the transparency and accountability rules for

companies processing
data, among

other measures.

In addition,

it seeks

to align

Swiss data

protection law

with the

EU General

Data
Protection Regulation, in order to ensure

continued cross-border transmission of

data with EU Member States.
US Executive compensation rules
In October 2022, the Securities and

Exchange Commission (the SEC) adopted

rules requiring US national securities
exchanges, including the New York Stock

Exchange (the NYSE) and Nasdaq,

to adopt listing standards that

require
issuers to adopt and enforce a policy to recover from executive officers incentive compensation received based on attainment

of

a

financial

reporting

measure

in

the

event

that

the

issuer

is

required

to

prepare

an

accounting
restatement of

financial statements

due to material

non-compliance with

financial reporting

requirements. The

SEC
approved

the

listing

standards

promulgated

by

the

NYSE

and

Nasdaq

in

June

2023

and

the

clawback

policy
requirement comes

into

effect as

of 1

December 2023.

Under

the listing

standards, an

issuer must

recover the
amount of incentive-based compensation that would not

have been received if it

had been determined based on
the restated financial information. UBS

Group AG and UBS AG each have securities

listed on US national securities
exchanges and intend to adopt a policy

to comply with the listing standards.
Other developments
Organizational changes
On 9 May 2023, Todd Tuckner was appointed a

member of the Group Executive Board (the GEB)

with immediate
effect,

and

announced

as

the

successor

to

Sarah

Youngwood

as

Group

Chief

Financial

Officer,

effective

from
12 June 2023.

Beatriz Martin

Jimenez joined

the GEB

on 9 May

2023 and

was appointed

Head Non-Core

and Legacy

and President
UBS EMEA effective from 12 June 2023. She

also remains UBS Chief Executive for

the UK.
Michelle Bereaux has been appointed

Group Integration Officer and Stefan

Seiler has been appointed Group

Head
Human Resources & Group Corporate

Services, effective 12 June 2023. Both

also became members of the GEB

on
9 May 2023.
To further

support the

successful integration

of Credit

Suisse, Michael

Dargan has

been appointed

Group Chief
Operations and Technology Officer and continues

as a member of the GEB.
The above organizational changes also apply

on a UBS AG consolidated level.

UBS AG Second quarter 2023 report |
UBS AG | UBS AG consolidated performance

UBS AG consolidated performance
Income statement
For the quarter ended % change from Year-to-date
USD m 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Net interest income

1,305

1,388

1,634

(6)

(20)

2,694

3,380
Other net income from financial instruments measured

at fair value through profit or loss

2,337

2,673

1,620

(13)

44

5,009

3,845
Net fee and commission income

4,589

4,628

4,785

(1)

(4)

9,217

10,169
Other income

237

155

996

53

(76)

392

1,135
Total revenues

8,468

8,844

9,036

(4)

(6)

17,313

18,529
Credit loss expense / (release)

16

38

7

(59)

136

54

25
Personnel expenses

3,847

3,898

3,762

(1)

2

7,745

7,996
General and administrative expenses

2,443

2,983

2,364

(18)

3

5,425

4,597
Depreciation, amortization and impairment of non-financial

assets

707

469

451

51

57

1,176

900
Operating expenses

6,997

7,350

6,577

(5)

6

14,346

13,492
Operating profit / (loss) before tax

1,456

1,456

2,452

0

(41)

2,912

5,012
Tax expense / (benefit)

332

445

478

(25)

(31)

776

1,026
Net profit / (loss)

1,124

1,012

1,974

11

(43)

2,136

3,986
Net profit / (loss) attributable to non-controlling interests

4

8

10

(48)

(59)

12

18
Net profit / (loss) attributable to shareholders

1,120

1,004

1,964

12

(43)

2,124

3,968
Comprehensive income
Total comprehensive income

539

1,804

965

(70)

(44)

2,343

844
Total comprehensive income attributable to non-controlling interests

1

13

(17)

(93)

14

9
Total comprehensive income attributable to shareholders

538

1,791

982

(70)

(45)

2,329

835
UBS AG consolidated performance as reported and excluding integration-related expenses
For the quarter ended
USD m 30.6.23
Total revenues

8,468
Credit loss expense / (release)

16
Total operating expenses (as reported)

6,997
of which: integration-related expenses

347
Total operating expenses (excluding integration-related expenses)

6,649
Operating profit / (loss) before tax (as reported)

1,456
Operating profit / (loss) before tax (excluding integration-related expenses)

1,803

Integration-related expenses primarily

relate to USD 214m of

impairment charges in respect

of software projects in
progress, resulting

from a

reprioritization

of software

development

activity in

the context

of the

integration of

Credit
Suisse.
Results: 2Q23 vs 2Q22
Operating

profit

before

tax

decreased

by

USD 996m,

or

41%,

to

USD 1,456m,

reflecting

a

decrease

in

total
revenues and an increase in operating expenses. Total revenues decreased by USD 568m, or 6%, to USD 8,468m, partly offset by favorable foreign currency effects.

Other income decreased by USD 759m, largely

due to the prior-
year quarter including an USD 848m gain in Asset Management

on the sale of a joint venture.

In addition, net fee
and

commission

income

decreased

by

USD 196m.

These

effects

were

partly

offset

by

a

USD 388m

increase

in
combined net

interest income

and

other net

income from

financial instruments

measured at

fair

value through
profit or

loss. Operating

expenses increased

by USD 420m,

or 6%,

to USD 6,997m,

which included

unfavorable
foreign currency effects.

This increase was

mainly due to

a USD 256m

increase in depreciation,

amortization and
impairment of

non-financial assets,

primarily relating

to impairment

of software

projects. Additionally,

personnel
expenses increased by USD 85m, and there was

a USD 79m increase in general and administrative

expenses.

UBS AG Second quarter 2023 report |
UBS AG | UBS AG consolidated performance

Total revenues: 2Q23 vs 2Q22
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit

or

loss

increased

by

USD 388m

to

USD 3,642m,

mainly

driven

by

Personal

&

Corporate

Banking,

Global
Wealth Management and Group Functions, partly

offset by the Investment Bank.
Personal &

Corporate Banking

increased by

USD 310m to

USD 952m, largely

due to

higher net

interest income,
mainly driven by higher deposit margins,

which resulted from rising interest

rates, and higher loan revenues,

partly
offset by

lower deposit fees.

The prior-year

quarter also included

a benefit from

the Swiss

National Bank deposit
exemption.
Global Wealth Management

increased by USD 172m

to USD 1,721m, largely reflecting

higher net interest income,
mainly driven by higher deposit margins, which resulted from rising interest rates, more than offsetting the effects
of

lower

average

deposit

volumes

and

lower

loan

revenues,

which

reflected

lower

average

loan

volumes

and
margins.
Group Functions was negative

USD 231m, compared with

negative USD 293m, mainly reflecting

the net effects of
accounting asymmetries,

including hedge

accounting ineffectiveness,

within Group Treasury,

partly offset by

higher
funding costs within Group Services related

to deferred tax assets (DTAs).
The Investment

Bank decreased

by USD 156m

to USD 1,209m. Derivatives

& Solutions

decreased by USD 251m,
driven by Equity Derivatives,

Rates and Foreign Exchange,

due to lower levels of volatility

and client activity, partly
offset by

an increase

in Credit

revenues.

This was

partly offset

by a

USD 65m increase

in Financing,

mainly from
higher

revenues

in

Equity

Financing,

primarily

reflecting

the

impact

of

higher

rates.

In

addition,

there

was

a
USD 25m increase in Global Banking, mainly reflecting

higher revenues from Leveraged Capital Markets.
›
Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

876

962

1,278

(9)

(31)

1,837

2,614
Net interest income from financial instruments measured

at fair value through profit or
loss and other

430

426

356

1

21

856

766
Other net income from financial instruments measured

at fair value through profit or loss

2,337

2,673

1,620

(13)

44

5,009

3,845
Total

3,642

4,061

3,254

(10)

12

7,703

7,226
Global Wealth Management

1,721

1,803

1,549

(5)

11

3,524

2,992
of which: net interest income

1,443

1,491

1,268

(3)

14

2,934

2,409
of which: transaction-based income from foreign exchange and other intermediary
activity

1

278

312

282

(11)

(1)

589

583
Personal & Corporate Banking

952

834

642

14

48

1,786

1,307
of which: net interest income

823

705

522

17

58

1,529

1,057
of which: transaction-based income from foreign exchange and other intermediary
activity

1

128

129

120

0

7

257

251
Asset Management

(9)

(6)

(10)

47

(10)

(14)

(11)
Investment Bank

2

1,209

1,656

1,365

(27)

(11)

2,866

3,371
Global Banking

56

73

31

(24)

80

128

146
Global Markets

1,154

1,583

1,334

(27)

(14)

2,737

3,225
Group Functions

(231)

(227)

(293)

2

(21)

(458)

(434)
1 Mainly includes spread-related income in connection with client-driven transactions,

foreign currency translation effects and income and expenses from precious metals, which are included in the

income statement
line Other net income from financial instruments

measured at fair value through profit

or loss. The amounts

reported on this line are one component

of Transaction-based income in the management

discussion and
analysis in the “Global

Wealth Management” and

“Personal & Corporate

Banking” sections of this

report.

2 Investment Bank information is

provided at the business-line

level rather than by

financial statement
reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.
Net fee and commission income
Net fee and commission income decreased by

USD 196m

to USD 4,589m.
Net brokerage

fees decreased

by USD 74m

to USD 745m,

reflecting lower

volumes of

cash equities

in the

Execution
Services business in the Investment Bank

and due to lower levels

of client activity in Global Wealth

Management,
particularly in the Americas and Asia Pacific.

M&A

and

corporate

finance

fees

decreased

by

USD 64m

to

USD 156m,

largely

reflecting

lower

revenues

from
merger and acquisition transactions in the

Global Banking business in the Investment

Bank.

UBS AG Second quarter 2023 report |
UBS AG | UBS AG consolidated performance

Investment fund

fees and

fees for

portfolio management

and related

services decreased

by USD 54m

and USD 44m,
respectively,

driven

by

Global

Wealth

Management

and

Asset

Management,

mainly

reflecting

negative

market
performance,

as well as margin compression in Asset Management.
›
Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other income was

USD 237m, compared

with USD 996m

in the prior-year

quarter. The decrease was

largely driven
by the prior-year

quarter including

an USD 848m gain

in Asset Management

related to

the sale of

our shareholding
in our Japanese real estate joint venture, Mitsubishi

Corp.-UBS Realty Inc.

Credit loss expense / release: 2Q23 vs

2Q22
Total net credit loss expenses were USD 16m, compared with net credit loss expenses of

USD 7m in the prior-year
quarter, reflecting USD 10m net credit loss releases

related to stage 1 and 2 positions and USD 26m net

credit loss
expenses

related to stage 3 positions.
›
Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the quarter ended 30.6.23
Stages 1 and 2

(4)

(11)

0

5

0

(10)
Stage 3

9

21

0

(4)

0

26
Total credit loss expense / (release)

5

10

0

1

0

16
For the quarter ended 31.3.23
Stages 1 and 2

15

15

0

(5)

0

26
Stage 3

0

0

0

12

0

12
Total credit loss expense / (release)

15

16

0

7

0

38
For the quarter ended 30.6.22
Stages 1 and 2

(8)

26

0

(2)

0

16
Stage 3

6

8

0

(26)

2

(9)
Total credit loss expense / (release)

(3)

35

0

(28)

2

7
Operating expenses: 2Q23 vs 2Q22
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Personnel expenses

3,847

3,898

3,762

(1)

2

7,745

7,996
of which: salaries and variable compensation

3,364

3,356

3,316

0

1

6,720

7,001
of which: variable compensation – financial advisors

1

1,110

1,111

1,122

0

(1)

2,222

2,342
General and administrative expenses

2,443

2,983

2,364

(18)

3

5,425

4,597
of which: net expenses for litigation, regulatory and similar matters

55

721

220

(92)

(75)

776

277
of which: other general and administrative expenses

2,387

2,262

2,143

6

11

4,649

4,319
Depreciation, amortization and impairment of non-financial

assets

707

469

451

51

57

1,176

900
Total operating expenses

6,997

7,350

6,577

(5)

6

14,346

13,492
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic

approach. It also includes expenses related to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses increased by USD 85m

to USD 3,847m, largely driven by higher

salary costs, mainly reflecting
annual

salary

adjustments,

foreign

currency

effects

and

integration-related

expenses

in

connection

with

the
acquisition of the Credit Suisse Group,

partly offset by lower variable compensation.
›
Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

UBS AG Second quarter 2023 report |
UBS AG | UBS AG consolidated performance

General and administrative expenses
General and administrative expenses

increased by USD 79m to

USD 2,443m, mostly driven by

integration-related
expenses and

increases in

shared services

costs charged

by other

subsidiaries of

UBS Group

AG and

other costs
included in general

and administrative

expenses.

These increases were

partly offset by

lower expenses

for litigation,
regulatory and similar matters.
We believe that the industry continues to operate in an environment in which expenses associated with litigation,
regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number

of

significant

claims

and

regulatory

matters.

The

outcome

of

many

of

these

matters,

the

timing

of

a
resolution, and the

potential effects

of resolutions on

our future business,

financial results

or financial condition

are
extremely difficult to predict.
›
Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the Annual Report 2022 for more information about litigation, regulatory and similar matters on a UBS Group AG consolidated basis
Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and impairment

of non-financial assets

increased by USD 256m

to USD 707m, mainly
driven

by a

USD 214m

impairment of

software projects

in

progress resulting

from a

reprioritization of

software
development activity

in the

context of

the integration

of Credit

Suisse. Depreciation

of internally

developed software
also increased, reflecting a higher level of capitalized

cost.
Tax: 2Q23 vs 2Q22
Income tax expenses were

USD 332m for the second

quarter of 2023, representing

an effective tax rate of

22.8%,
compared with USD 478m

and an effective tax

rate of 19.5%

for the prior-year

quarter. Current tax

expenses were
USD 358m, compared with USD 342m, and relate

to the taxable profits of UBS Switzerland AG and

other entities.
There was

a net

deferred tax

benefit of

USD 27m, compared

with an

expense of

USD 136m in

the prior-year

quarter.

Excluding any potential effects from the

remeasurement of DTAs in connection with

the business planning process
or that result

from any material

jurisdictional statutory tax

rate changes that

could be enacted,

a tax rate

for the
remaining six months of 2023 of around 23%

is expected for UBS AG and its consolidated subsidiaries.
Total comprehensive income attributable

to shareholders
In the second quarter of

2023, total comprehensive

income attributable to shareholders

was USD 538m, reflecting
net profit of USD 1,120m and other comprehensive

income (OCI), net of tax, of negative USD

582m.
OCI

related

to

cash

flow

hedges

was

negative

USD 542m, mainly

reflecting

net

unrealized

losses

on

US

dollar
hedging derivatives resulting from increases in the

relevant US dollar long-term interest rates.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 151m, primarily due to
a tightening of UBS’s own credit spreads,

partly offset by a tax benefit of USD 61m.
Defined benefit plan OCI was negative USD 50m, mainly reflecting a tax expense of USD 37m and a negative pre-
tax OCI in the Swiss pension plan of USD 14m.
Foreign currency translation OCI was USD 151m, mainly resulting from a strengthening of the Swiss franc against
the US dollar.

›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 (CET1) capital
›
Refer to “Note 20 Fair value measurement” in the “UBS AG consolidated financial statements” section of the
Annual Report 2022 for more information about own credit on financial liabilities designated at fair value

›
Refer to “Note 26 Post-employment benefit plans” in the “UBS AG consolidated financial statements” section of the
Annual Report 2022 for more information about OCI related to defined benefit plans

UBS AG Second quarter 2023 report |
UBS AG | UBS AG consolidated performance

Sensitivity to interest rate movements
As of 30 June

2023, it is

estimated that

a parallel shift

in yield curves

by +100

basis points could

lead to a

combined
increase in annual net interest income of approximately

USD 1.2bn in Global Wealth Management and Personal

&
Corporate Banking in

the first year

after such a

shift. Of this

increase, approximately USD 0.7bn, USD 0.3bn

and
USD 0.1bn would result from changes in Swiss franc,

US dollar and euro interest rates, respectively. A parallel

shift
in

yield

curves

by

–100

basis

points

could

lead

to

a

combined

decrease

in

annual

net

interest

income

of
approximately USD 1.1bn in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift, showing similar currency contributions

as for the aforementioned increase in rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies and relative to implied forward rates as

of 30 June 2023 applied to the banking

book. These estimates
further assume

no change

to balance

sheet size

and structure,

constant foreign

exchange rates,

and no

specific
management action. These estimates do not represent a forecast of net interest income and actual changes in net
interest income could differ significantly from

the amounts referred to above.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of UBS AG

consolidated.

For further

information about

key figures
related to capital management, refer to

the “Capital management” section of this

report.

Cost / income ratio: 2Q23 vs 2Q22
The cost / income

ratio was 82.6%, compared with

72.8%, mainly reflecting a decrease in

total revenues and an
increase in operating expenses.

Personnel: 2Q23 vs 1Q23
The number of personnel employed as of 30 June

2023 decreased by 216

to 47,889 (full-time equivalents).
Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Net profit
Net profit attributable to shareholders

1,120

1,004

1,964

2,124

3,968
Equity

Equity attributable to shareholders

52,922

58,386

54,746

52,922

54,746
Less: goodwill and intangible assets

6,281

6,272

6,312

6,281

6,312
Tangible equity attributable to shareholders

46,640

52,113

48,434

46,640

48,434
Less: other CET1 deductions

3,341

9,312

6,117

3,341

6,117
CET1 capital

43,300

42,801

42,317

43,300

42,317
Returns
Return on equity (%)

8.0

7.0

13.9

7.5

13.9
Return on equity (excluding integration-related expenses) (%)

10.0
Return on tangible equity (%)

9.1

7.8

15.7

8.4

15.6
Return on tangible equity (excluding integration-related expenses)

(%)

11.2
Return on CET1 capital (%)

10.4

9.4

18.7

9.9

19.0
Return on CET1 capital (excluding integration-related expenses)

(%)

12.9
Common equity tier 1 capital: 2Q23 vs 1Q23
During

the

second

quarter

of

2023,

CET1

capital

increased

by

USD 0.5bn

to

USD 43.3bn,

mainly

reflecting
operating profit before tax of

USD 1.5bn, with associated current tax

expenses of USD 0.4bn and

positive effects
from foreign currency translation of USD 0.2bn,

partly offset by additional dividend accruals

of USD 0.9bn.
Return on common equity tier 1 capital: 2Q23

vs 2Q22
The annualized return on CET1 capital was 10.4%, compared with 18.7%, driven by lower net profit attributable
to shareholders and an increase in average

CET1 capital.
Risk-weighted assets: 2Q23 vs 1Q23
Risk-weighted assets (RWA)

increased by USD 2.2bn to

USD 323.4bn, reflecting increases

of USD 1.5bn from asset
size and other

movements, as well as

USD 1.4bn from currency

effects, partly offset by

a decrease of

USD 0.7bn
from model updates.

UBS AG Second quarter 2023 report |
UBS AG | UBS AG consolidated performance

Common equity tier 1 capital ratio: 2Q23 vs 1Q23
The CET1 capital

ratio increased to

13.4% from 13.3%,

reflecting the increase

in CET1 capital,

largely offset by

the
aforementioned increase in RWA.
Leverage ratio denominator: 2Q23 vs 1Q23
The

leverage ratio

denominator (the

LRD) increased

by

USD 30.3bn to

USD 1,048.3bn, driven

by

asset size

and
other movements of USD 24.7bn and currency

effects of USD 5.6bn.
Common equity tier 1 leverage ratio: 2Q23

vs 1Q23
The CET1 leverage ratio decreased to

4.13% from 4.20%, due

to the aforementioned increase in the

LRD, partly
offset by the increase in the CET1 capital.
Going concern leverage ratio: 2Q23 vs 1Q23

The going concern leverage ratio decreased

to 5.2% from 5.4%, mainly due to the

increase in the LRD.
Results 6M23 vs 6M22
Operating profit before tax decreased by USD 2,100m,

or 42%, to USD 2,912m.
Total revenues decreased by USD 1,216m, or

7%, to USD 17,313m. Net fee and

commission income decreased by
USD 952m, largely due

to lower

portfolio management and

related services

and investment fund

fees, in

Global
Wealth Management and Asset Management,

mainly reflecting negative market performance.

Net brokerage fees
decreased,

due to

lower levels

of client

activity in

the Investment

Bank and

in Global

Wealth Management,

and
M&A and

corporate finance fees

decreased due to

lower related

revenues in the

Global Banking business

of the
Investment

Bank.

Other

income

decreased

by

USD 743m,

largely

attributable

to

an

USD 848m

gain

in

Asset
Management from the sale

of a joint

venture in the prior-year

period. These decreases were

partly offset by total
combined net

interest income

and

other net

income from

financial instruments

measured at

fair

value through
profit

or

loss

increasing

by

USD 477m,

mainly

due

to

increases

in

Global

Wealth Management

and

Personal

&
Corporate Banking,

both primarily

reflecting the

impact of

higher

interest rates

on

revenues from

deposits and
loans,

partly

offset

by

a

decrease

in

the

Investment

Bank,

due

to

lower

levels

of

client

activity

and

volatility,
predominantly in the Derivatives & Solutions business.

This decrease was partly offset by an

increase in Financing,
largely

driven

by

higher

revenue

in

Prime

Brokerage, a

recovery,

and

higher

revenues

in

Equities

Financing and
Clearing.

Expected credit loss expenses were USD 54m, compared

with expenses of USD 25m

in the prior-year period.
Operating

expenses

increased

by

USD 854m,

or

6%,

to

USD 14,346m.

General

and

administrative

expenses
increased

by

USD 828m,

mainly

due

to

a

USD

499m

increase

in

expenses

for

litigation,

regulatory

and

similar
matters, driven by

the USD 665m increase

in provisions recognized

in the

first quarter of

2023 related to

the US
residential

mortgage-backed

securities

litigation

matter.

In

addition,

shared

services

costs

charged

by

other
subsidiaries

of

UBS

Group

AG

and

legal

and

consulting

fees

increased,

mainly

reflecting

integration-related
expenses.

Depreciation,

amortization

and

impairment

of

non-financial

assets

increased

by

USD 276m,

primarily
relating to the aforementioned impairment of internally developed software.

Depreciation of internally developed
software

also

increased,

reflecting

a

higher

level

of

capitalized

cost.

These

increases

were

largely

offset

by

a
USD 251m decrease

in personnel

expenses, mainly

driven by

lower variable

compensation,

including lower

financial
advisor

compensation

attributable

to

lower

compensable

revenues,

partly

offset

by

higher

salary

costs,

mainly
reflecting annual salary adjustments.

UBS AG Second quarter 2023 report |
UBS AG | UBS AG consolidated performance

Outlook
Amid relatively

robust economic

growth data,

and despite

signs of

abating inflation

and decreasing

wage pressures,
central banks have continued to raise interest rates. Although improving, the outlook for economic growth, asset
valuations and market volatility

remains highly uncertain, and

the effects of

central bank tightening may

have an
impact on market

liquidity. The implications of

current geopolitical tensions and

the ongoing Russia–Ukraine war
add

uncertainty

to

the

macroeconomic

outlook.

Against

this

backdrop,

in

the

second

quarter

of

2023

clients
continued to diversify cash holdings by investing their deposits into higher yielding products, although at a slower pace. Client sentiment and activity levels remained

muted, especially in the Americas and

Asia Pacific.
The macroeconomic

situation remains

uncertain, as

economic risk

in China’s

economy and

continuing concerns
about

inflation

cloud

growth

in

the

US

and

developed

financial

markets.

Although

there

are

still

geopolitical
tensions, particularly stemming from US–China relations and the Russia–Ukraine war, we see improving sentiment
and

activity

levels

among

our

private

clients.

We

expect

positive

net

new

asset

flows

in

our

asset–gathering
businesses and

some improvement

in

transaction volumes.

Higher

asset

valuations are

also

expected to

have

a
positive impact on our recurring net fee income year on year. We also expect net interest income will remain near
to present levels in the current interest rate

environment.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Global Wealth Management

14
Business divisions and Group
Functions
Management report
This

section

presents

the

divisional

information

for

the

business

divisions

of

UBS AG

as

included

in

the
UBS Group AG

consolidated

report,

as

the

differences

between

the

divisional

scope

on

the

UBS

Group

AG
consolidated

level

and

the

UBS AG

consolidated

level

were

not

material.

The

business

divisions

do

not

include
results from Credit Suisse

entities, as these are

considered separate reporting segments for

the second quarter of
2023. Group Functions information is on the

UBS AG consolidated level.

Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Net interest income

1,442

1,491

1,268

(3)

14

2,933

2,409
Recurring net fee income 2

2,535

2,454

2,614

3

(3)

4,989

5,419
Transaction-based income
2

749

843

793

(11)

(6)

1,592

1,747
Other income

10

4

2

173

388

14

5
Total revenues

4,736

4,792

4,677

(1)

1

9,528

9,581
Credit loss expense / (release)

5

15

(3)

(69)

20

(10)
Operating expenses

3,621

3,561

3,523

2

3

7,182

7,124
Business division operating profit / (loss) before tax

1,110

1,215

1,157

(9)

(4)

2,325

2,467
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(4.0)

(7.2)

(10.6)

(5.7)

(8.8)
Cost / income ratio (%)
2

76.5

74.3

75.3

75.4

74.4
Average attributed equity (USD bn)

20.1

20.3

20.0

(1)

1

20.2

19.9
Return on attributed equity (%)
2

22.1

23.9

23.2

23.0

24.7
Financial advisor compensation
3

1,110

1,111

1,122

0

(1)

2,222

2,342
Net new fee-generating assets (USD bn)
2

12.6

19.7

0.4

32.3

19.8
Fee-generating assets (USD bn)
2

1,380

1,335

1,244

3

11

1,380

1,244
Fee-generating asset margin (bps)
2

76.7

78.1

79.6

77.4

80.6
Net new money (USD bn)
2

16.2

27.7

(17.6)

43.9

18.4
Invested assets (USD bn)
2

3,037

2,962

2,811

3

8

3,037

2,811
Loans, gross (USD bn)
4

220.4

223.8

227.1

(2)

(3)

220.4

227.1
Customer deposits (USD bn)
4

336.1

330.3

349.3

2

(4)

336.1

349.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,5

0.3

0.3

0.3

0.3

0.3
Advisors (full-time equivalents)

8,992

9,117

9,224

(1)

(3)

8,992

9,224
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Since the second quarter of 2022, assets related to our Global Financial
Intermediaries business have been

excluded from fee-generating assets, given

that fee-generating investment management products, such

as mandates, are not central

to this business. Furthermore, client commitments
into closed-ended private-market investment funds are included as fee-generating assets once recurring fees are charged, rather than when commitments are funded. These changes have been applied prospectively.

3 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.

Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure
using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans
to financial advisors were USD 1,751m

as of 30 June 2023.

4 Loans and Customer deposits in this

table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting
line on the balance sheet.

5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Excludes loans to financial advisors.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Global Wealth Management

15
Results: 2Q23 vs 2Q22
Profit before

tax decreased

by USD 47m,

or 4%,

to USD 1,110m,

mainly driven

by higher

operating expenses,

partly
offset by higher total revenues.
Total revenues
Total revenues increased by USD 59m, or 1%, to USD 4,736m, mainly reflecting higher net interest income, partly offset by lower recurring net fee and transaction-based

income.
Net interest

income increased by

USD 174m, or

14%, to

USD 1,442m, mainly driven

by higher

deposit margins,
which resulted

from rising

interest rates,

more than

offsetting the

effects

of lower

average deposit

volumes and
lower loan revenues, which reflected lower average

loan volumes and margins.
Recurring

net

fee

income

decreased

by

USD 79m,

or

3%,

to

USD 2,535m,

mainly

reflecting

negative

market
performance,

slightly

offset

by

the

impact

from

net

new

fee-generating

assets

over

the

past

year,

which

were
primarily in lower-margin products.
Transaction-based income

decreased by

USD 44m, or

6%, to

USD 749m, mainly

driven by

lower levels

of client
activity, particularly in the Americas and Asia Pacific.
Credit loss expense / release
Net credit

loss expenses

were USD 5m,

primarily related

to stage 3

positions, compared

with net

releases of

USD 3m
in the second quarter of 2022.
Operating expenses
Operating expenses increased

by USD 98m, or 3%, to

USD 3,621m, mainly driven

by unfavorable foreign currency
effects, increases

in technology

expenses and

personnel expenses,

and integration-related

expenses associated

with
the acquisition of

the Credit

Suisse Group.

These were

partly offset

by lower provisions

for litigation,

regulatory and
similar matters.
Invested assets: 2Q23 vs 1Q23
Invested assets increased by USD 75bn, or 3%, to USD 3,037bn, mainly driven by positive market performance of
USD 57bn, net new money inflows of USD 16bn

and positive foreign currency effects

of USD 5bn.
Fee-generating assets: 2Q23 vs 1Q23
Fee-generating assets increased by

USD 45bn, or 3%, to USD 1,380bn,

driven by net positive market

performance
and foreign currency

effects, as well

as net

new fee-generating asset

inflows of USD 12.6bn,

with positive flows
across all regions.
Loans: 2Q23 vs 1Q23
Loans

decreased by

USD 3.4bn to

USD 220.4bn, mainly

driven by

negative net

new loans

of USD

4.3bn,

partly
offset by positive foreign currency effects.
Customer deposits: 2Q23 vs 1Q23
Customer

deposits

increased

by

USD 5.8bn

to

USD 336.1bn,

mainly

driven

by

net

inflows

into

fixed-term

and
savings deposit products,

partly offset by continued

shifts into money market

funds and US-government securities.
Results: 6M23 vs 6M22
Profit before

tax decreased

by USD 142m,

or 6%,

to USD 2,325m,

mainly reflecting

higher operating

expenses,
lower total revenues and net credit loss expenses

compared with net credit loss releases

in the first half of 2022.
Total revenues decreased by USD 53m

to USD 9,528m, with decreases in

recurring net fee and

transaction-based
income partly offset by increases in net interest

income.
Net interest

income increased by

USD 524m, or

22%, to

USD 2,933m, mainly driven

by higher

deposit margins,
which resulted

from rising

interest rates,

more than

offsetting the

effects

of lower

average deposit

volumes and
lower loan revenues, which reflected lower average

volumes and margins.
Recurring net

fee income

decreased by

USD 430m, or

8%, to

USD 4,989m, primarily

driven by

negative market
performance.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Global Wealth Management

16
Transaction-based income decreased by

USD 155m, or 9%, to USD 1,592m, mainly

driven by lower levels of client
activity, particularly in Asia Pacific and the

Americas.
Net credit loss expenses were USD 20m, compared

with net releases of USD 10m in the first

half of 2022.
Operating

expenses

increased

by

USD 58m

to

USD 7,182m,

mostly

driven

by

higher

technology

expenses,
unfavorable

foreign

currency

effects,

integration-related expenses

associated

with

the

acquisition

of

the

Credit
Suisse

Group,

as

well

as

increased

redundancy,

travel

and

entertainment,

tax

and

regulatory

expenses,

and
outsourcing expenses.

These were partly offset by lower provisions

for litigation, regulatory and similar matters.
Regional breakdown of performance measures
As of or for the quarter ended 30.6.23
USD bn, except where indicated Americas 1 Switzerland EMEA 2 Asia Pacific
Global Wealth
Management 3
Total revenues (USD m)

2,541

529

994

672

4,736
Operating profit / (loss) before tax (USD m)

300

237

359

218

1,110
Cost / income ratio (%)
4

87.8

56.1

63.9

67.6

76.5
Loans, gross

98.0
5

45.8

42.9

32.9

220.4
Net new loans

(1.9)

(0.5)

(1.1)

(0.9)

(4.3)
Fee-generating assets
4

841

135

280

122

1,380
Net new fee-generating assets
4

5.5

1.7

4.0

1.4

12.6
Net new fee-generating asset growth rate (%)
4

2.7

5.2

5.9

4.7

3.8
Net new money
4

(3.4)

15.3

2.5

1.8

16.2
Net new money growth rate (%)
4

(0.8)

22.2

1.7

1.5

2.2
Invested assets
4

1,720

296

577

441

3,037
Advisors (full-time equivalents)

6,071

678

1,351

826

8,992
1 Including the following business units:

United States and Canada; and

Latin America.

2 Including the following business units:

Europe; and Middle East and

Africa.

3 Including minor functions,

which are not
included in the four regions individually

presented in this table,

with USD 1m of total revenues,

USD 3m of operating loss before

tax, USD 0.7bn of loans,

USD 0.1bn of net new loans,

USD 0.8bn of fee-generating
assets, USD 0.0bn of

net new fee-generating asset inflows,

USD 0.0bn of net new

money inflows, USD 3bn of

invested assets and 66

advisors in the second quarter of

2023.

4 Refer to “Alternative

performance
measures” in the appendix to this report for the definition and calculation method.

5 Loans include customer brokerage receivables,

which are presented in a separate reporting line on the balance sheet.
Regional comments 2Q23 vs 2Q22, except where

indicated

Americas
Profit before

tax decreased

by USD 97m

to USD 300m.

Total revenues

decreased by

USD 98m,

or 4%,

to USD 2,541m,
driven

by

decreases

across

net

interest,

transaction-based and

recurring

net

fee

income.

The

cost

/

income

ratio
increased

to

87.8%

from

85.0%.

Loans

decreased

2%

compared

with

the

first

quarter

of

2023,

to

USD 98.0bn,
reflecting USD 1.9bn

of negative net

new loans. Net

new money outflows

were USD 3.4bn,

impacted by seasonal

tax
outflows in the US. Net new

fee-generating assets were USD 5.5bn.
Switzerland
Profit before

tax increased

by USD 19m

to USD 237m.

Total revenues

increased by

USD 55m, or

12%, to

USD 529m,
mainly driven by higher net interest income. The cost / income ratio increased to 56.1% from 54.1%. Loans were stable at USD 45.8bn

compared with

the first quarter

of 2023, as

USD 0.5bn of negative

net new loans

were offset
by positive foreign

currency effects.

Net new money

inflows were

USD 15.3bn. Net

new fee-generating

assets were
USD 1.7bn.
EMEA
Profit before tax

increased by

USD 46m to USD

359m. Total

revenues increased

by USD 69m,

or 7%, to

USD 994m,
driven by

higher net

interest income

that was

partly offset

by a

decrease in

recurring net

fee income.

The cost

/
income ratio decreased to 63.9%

from 66.3%. Loans decreased 1%

compared with the first quarter

of 2023, to
USD 42.9bn, reflecting USD 1.1bn of negative net

new loans. Net new

money inflows were USD 2.5bn. Net new
fee-generating assets were USD 4.0bn.
Asia Pacific
Profit before

tax decreased by

USD 21m

to USD 218m.

Total revenues

slightly increased

by USD 31m,

or 5%,

to
USD 672m, mainly

as decreases

in transaction-based

and recurring

net fee income

were offset by

an increase

in net
interest income. The cost

/ income ratio increased

to 67.6% from 62.7%. Loans

decreased 3% compared with

the
first quarter

of 2023,

to USD 32.9bn,

reflecting USD 0.9bn

of negative

net new

loans. Net

new money

inflows were
USD 1.8bn. Net new fee-generating assets

were USD 1.4bn.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Global Wealth Management

17
Comparison between the Global Wealth Management

UBS Group AG consolidated scope and the

UBS
AG consolidated scope
The

table

below

contains

a

comparison

of

selected

financial

information

for

UBS

Group

AG

consolidated

and
UBS AG consolidated.

The differences

arise because UBS Group

AG and UBS Business

Solutions AG are included

in
the UBS Group AG consolidated scope but not

in that of UBS AG.
Global Wealth Management
As of or for the quarter ended Year-to-date
30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
USD m
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
Results
Total revenues

4,736

4,736

4,792

4,792

4,677

4,673

9,528

9,528

9,581

9,577
Credit loss expense / (release)

5

5

15

15

(3)

(3)

20

20

(10)

(10)
Operating expenses

3,621

3,627

3,561

3,578

3,523

3,545

7,182

7,204

7,124

7,174
Business division operating profit /
(loss) before tax

1,110

1,104

1,215

1,199

1,157

1,130

2,325

2,303

2,467

2,413
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Net interest income

731

651

502

12

45

1,382

996
Recurring net fee income
2

213

210

202

2

5

423

412
Transaction-based income
2

305

309

300

(1)

2

615

600
Other income

13

10

13

38

1

23

13
Total revenues

1,263

1,180

1,018

7

24

2,442

2,020
Credit loss expense / (release)

9

14

33

(37)

(73)

23

54
Operating expenses

641

613

587

5

9

1,254

1,173
Business division operating profit / (loss) before tax

612

553

398

11

54

1,165

793
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

54.0

40.0

(12.8)

47.0

(2.6)
Cost / income ratio (%)
2

50.8

51.9

57.7

51.3

58.1
Average attributed equity (CHF bn)

9.0

9.0

8.9

0

1

9.0

8.8
Return on attributed equity (%)
2

27.3

24.6

17.9

26.0

18.1
Net interest margin (bps)
2

202

181

142

192

141
Fee and trading income for Corporate & Institutional Clients
2

228

231

213

(1)

7

459

434
Investment products for Personal Banking (CHF bn)
2

23.6

22.7

21.4

4

10

23.6

21.4
Net new investment products for Personal Banking (CHF bn)
2

0.55

0.86

0.46

1.41

1.43
Active Digital Banking clients in Personal Banking (%)
2,3

77.5

77.2

73.6

77.4

73.4
Active Mobile Banking clients in Personal Banking (%)
2

64.3

63.1

54.9

63.7

53.5
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2

81.0

81.3

79.6

81.2

79.9
Loans, gross (CHF bn)

145.6

144.3

141.5

1

3

145.6

141.5
Customer deposits (CHF bn)

164.5

165.3

160.3

0

3

164.5

160.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.8

0.8

0.9

0.8

0.9
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

3 In the second quarter of 2023, 88.5% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).

4 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Personal & Corporate Banking

18
Results : 2Q23 vs 2Q22
Profit before tax increased

by CHF 214m, or 54%,

to CHF 612m, with higher

total revenues and lower

net credit
loss expenses partly offset by higher operating

expenses.
Total revenues
Total

revenues

increased

by

CHF 245m,

or

24%,

to

CHF 1,263m,

reflecting

increases

in

all

income

lines,
predominantly in net interest income.
Net interest income

increased by CHF 229m

to CHF 731m,

mainly driven by

higher deposit margins,

which resulted
from rising interest

rates, and higher

loan revenues, partly

offset by lower

deposit fees. The

second quarter of

2022
included a benefit from the Swiss National Bank

deposit exemption.
Recurring net fee

income increased

by CHF 11m to

CHF 213m, partly

reflecting higher

revenues from account

fees.
Transaction-based income increased by CHF

5m to CHF 305m, mainly driven by higher

corporate client fees.

Other income was stable at CHF 13m.
Credit loss expense / release
Net

credit

loss

expenses

were

CHF 9m,

primarily

related

to

stage 3

positions,

compared

with

net

expenses

of
CHF 33m in the second quarter of 2022.
Operating expenses
Operating expenses increased

by CHF 54m,

or 9%,

to CHF 641m,

mainly driven by

higher technology expenses,
accruals for variable compensation,

and integration-related expenses associated with the acquisition of the Credit
Suisse Group.
Results: 6M23 vs 6M22
Profit before tax increased

by CHF 372m, or 47%, to

CHF 1,165m, with higher total

revenues and lower net

credit
loss expenses partly offset by higher operating

expenses.
Total

revenues

increased

by

CHF 422m,

or

21%,

to

CHF 2,442m,

reflecting

increases

in

all

income

lines,
predominantly in net interest income.
Net

interest

income

increased

by

CHF 386m

to

CHF 1,382m,

mainly

driven

by

higher

deposit

margins,

which
resulted from

rising interest rates,

and higher

loan revenues,

partly offset

by lower

deposit fees.

The first

half of
2022 included a benefit from the Swiss National

Bank deposit exemption.
Recurring net

fee income

increased by

CHF 11m to

CHF 423m, mainly

reflecting higher

revenues from

account
fees.
Transaction-based income increased

by CHF 15m to

CHF 615m, mainly driven

by higher corporate client

and credit
card fees.
Other income

increased by

CHF 10m to

CHF 23m, mainly

reflecting our

share of

the net

profit from

our equity
ownership of SIX Group.
Net

credit

loss

expenses

were

CHF 23m,

mainly

related

to

stage 3

positions,

compared

with

net

expenses

of
CHF 54m in the first half of 2022.
Total

operating

expenses

increased

by

CHF 81m,

or

7%,

to

CHF 1,254m,

mainly

driven

by

higher

technology
expenses and accruals for variable compensation.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Personal & Corporate Banking

19
Comparison between the Personal & Corporate

Banking UBS Group AG consolidated scope

and the
UBS AG consolidated scope
The

table

below

contains

a

comparison

of

selected

financial

information

for

UBS

Group

AG

consolidated

and
UBS AG consolidated. The differences

arise because UBS Group

AG and UBS Business

Solutions AG are included

in
the UBS Group AG consolidated scope but not

in that of UBS AG.
Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended Year-to-date
30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
CHF m
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
Results
Total revenues

1,263

1,273

1,180

1,180

1,018

1,020

2,442

2,453

2,020

2,022
Credit loss expense / (release)

9

9

14

14

33

33

23

23

54

54
Operating expenses

641

643

613

614

587

593

1,254

1,257

1,173

1,187
Business division operating profit /
(loss) before tax

612

621

553

551

398

394

1,165

1,172

793

781
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Net interest income

812

705

522

15

56

1,517

1,057
Recurring net fee income
2

237

227

210

4

13

464

438
Transaction-based income
2

339

335

312

1

9

675

637
Other income

15

10

14

42

8

25

13
Total revenues

1,403

1,278

1,058

10

33

2,681

2,144
Credit loss expense / (release)

10

16

35

(36)

(71)

26

57
Operating expenses

712

663

610

7

17

1,376

1,246
Business division operating profit / (loss) before tax

681

599

413

14

65

1,279

841
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

64.8

39.8

(17.1)

52.1

(5.2)
Cost / income ratio (%)
2

50.8

51.9

57.7

51.3

58.1
Average attributed equity (USD bn)

9.9

9.7

9.3

2

7

9.8

9.3
Return on attributed equity (%)
2

27.4

24.7

17.8

26.1

18.0
Net interest margin (bps)
2

203

181

139

192

139
Fee and trading income for Corporate & Institutional Clients
2

254

250

221

1

15

504

461
Investment products for Personal Banking (USD bn)
2

26.4

24.8

22.4

6

18

26.4

22.4
Net new investment products for Personal Banking (USD bn)
2

0.61

0.94

0.48

1.54

1.53
Active Digital Banking clients in Personal Banking (%)
2,3

77.5

77.2

73.6

77.4

73.4
Active Mobile Banking clients in Personal Banking (%)
2

64.3

63.1

54.9

63.7

53.5
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2

81.0

81.3

79.6

81.2

79.9
Loans, gross (USD bn)

162.5

157.6

148.2

3

10

162.5

148.2
Customer deposits (USD bn)

183.7

180.5

167.8

2

9

183.7

167.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.8

0.8

0.9

0.8

0.9
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

3 In the second quarter of 2023, 88.5% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).

4 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.
Personal & Corporate Banking – in US dollars
As of or for the quarter ended Year-to-date
30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
USD m
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
Results
Total revenues

1,403

1,414

1,278

1,278

1,058

1,059

2,681

2,692

2,144

2,146
Credit loss expense / (release)

10

10

16

16

35

35

26

26

57

57
Operating expenses

712

714

663

665

610

616

1,376

1,379

1,246

1,260
Business division operating profit /
(loss) before tax

681

690

599

597

413

409

1,279

1,287

841

829

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Asset Management

20
Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Net management fees 2

492

479

515

3

(5)

971

1,076
Performance fees

7

23

9

(69)

(23)

31

26
Net gain from disposal of a joint venture

848

848
Total revenues

499

502

1,372

(1)

(64)

1,001

1,950
Credit loss expense / (release)

0

0

0

0

0
Operating expenses

409

408

413

0

(1)

818

817
Business division operating profit / (loss) before tax

90

94

959

(5)

(91)

184

1,133
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(90.7)

(45.8)

275.7

(83.8)

135.0
Cost / income ratio (%)
3

82.1

81.2

30.1

81.6

41.9
Average attributed equity (USD bn)

1.8

1.7

1.7

1

1

1.7

1.8
Return on attributed equity (%)
3

20.4

21.8

221.3

21.1

129.5
Gross margin on invested assets (bps)
3,4

17

18

49

18

34
Information by business line / asset

class
Net new money (USD bn)
3
Equities

13.8

(4.1)

(10.4)

9.7

(12.8)
Fixed Income

(0.7)

19.2

(0.3)

18.5

3.8
of which: money market

(2.4)

18.0

0.5

15.6

(6.0)
Multi-asset & Solutions

0.9

1.3

1.4

2.3

5.4
Hedge Fund Businesses

0.0

(0.9)

(1.6)

(0.8)

0.0
Real Estate & Private Markets

3.0

(1.2)

(0.7)

1.8

(0.4)
Total net new money excluding associates

17.0

14.4

(11.7)

31.4

(3.9)
of which: net new money excluding money market

19.5

(3.6)

(12.1)

15.9

2.0
Associates
5

0.1

(0.3)

2.5

(0.1)

3.4
Total net new money
4

17.2

14.1

(9.2)

31.3

(0.5)
Invested assets (USD bn)
3
Equities

519

481

449

8

16

519

449
Fixed Income

321

320

262

0

22

321

262
of which: money market

136

138

85

(1)

60

136

85
Multi-asset & Solutions

168

161

163

4

3

168

163
Hedge Fund Businesses

55

55

53

1

4

55

53
Real Estate & Private Markets

102

100

99

3

4

102

99
Total invested assets excluding associates

1,165

1,117

1,026

4

14

1,165

1,026
of which: passive strategies

508

468

440

9

15

508

440
Associates
5

23

24

21

(5)

9

23

21
Total invested assets 4

1,188

1,140

1,047

4

13

1,188

1,047
Information by region
Invested assets (USD bn)
3
Americas

328

321

261

2

26

328

261
Asia Pacific
4

173

177

174

(2)

(1)

173

174
Europe, Middle East and Africa (excluding Switzerland)

303

274

263

11

15

303

263
Switzerland

384

369

349

4

10

384

349
Total invested assets
4

1,188

1,140

1,047

4

13

1,188

1,047
Information by channel
Invested assets (USD bn)
3
Third-party institutional

656

626

593

5

10

656

593
Third-party wholesale

124

123

119

0

4

124

119
UBS’s wealth management businesses

386

368

314

5

23

386

314
Associates
5

23

24

21

(5)

9

23

21
Total invested assets
4

1,188

1,140

1,047

4

13

1,188

1,047
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Net management fees include transaction

fees, fund administration

revenues (including net interest and

trading income from lending activities

and foreign exchange hedging as

part of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Comparative figures have
been restated to

include net new

money and invested

assets from associates,

to better reflect

the business strategy.

5 The

invested assets and

net new money

amounts reported for

associates are prepared

in
accordance with their local regulatory requirements and practices.

Results: 2Q23 vs 2Q22
Profit

before

tax

decreased by

USD 869m,

or

91%,

to

USD 90m,

primarily

due

to

the

second

quarter

of

2022
including

a

gain

of

USD 848m

from

the

sale

of

our

shareholding

in

the

Mitsubishi

Corp.-UBS

Realty

Inc.

joint
venture.

Excluding

that

gain,

profit

before

tax

decreased

by

USD 22m,

or

19%,

primarily

reflecting

lower

net
management and performance fees.
›
Refer to the “Recent developments” section of the UBS Group second quarter 2022 report for more information about the sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Asset Management

21
Total revenues
Total

revenues decreased

by

USD 873m, or

64%, to

USD 499m. The

decrease was

primarily due

to the

second
quarter of 2022

including the aforementioned

gain of USD 848m.

Excluding that

gain, total revenues

decreased by
USD 25m, or 5%.
Net

management

fees

decreased

by

USD 23m,

or

5%,

to

USD 492m,

mainly

reflecting

negative

market
performance and pressure on margins from asset

shifts.
Performance fees decreased by USD 2m to USD

7m, mainly in Hedge Fund Businesses and

Equities.
Operating expenses
Operating expenses

decreased by

USD 4m, or

1%, to

USD 409m, mainly

reflecting lower

personnel expenses,

partly
offset by

foreign currency

effects

and

increases in

technology, control

functions and

general and

administrative
expenses.
Invested assets: 2Q23 vs 1Q23

Invested assets increased by USD 48bn to USD 1,188bn, reflecting positive market performance of USD 25bn, net new money generation of USD 17bn and

foreign currency effects of USD 6bn.

Excluding money market flows, net
new money generation (excluding associates) was USD 19bn. The second quarter of 2023 included a USD 19.6bn inflow from a European institutional client

into indexed equities.
Results: 6M23 vs 6M22
Profit before tax decreased by USD 949m, or 84%, to USD 184m, primarily due to the first half of 2022 including the aforementioned gain

of USD 848m. Excluding

that gain, profit

before tax decreased

by USD 102m, or

36%,
mainly reflecting lower net management fees.
Total revenues decreased by USD 949m, or 49%, to USD 1,001m. The decrease was primarily due to the first half
of

2022

including

the

aforementioned

gain

of

USD 848m.

Excluding

that

gain,

total

revenues

decreased

by
USD 101m, or 9%.
Net

management

fees

decreased

by

USD 105m,

or

10%,

to

USD 971m,

mainly

reflecting

negative

market
performance and foreign currency effects,

as well as pressure on margins from asset

shifts.
Performance fees increased by USD 5m to

USD 31m.
Operating

expenses

were

broadly

stable

at

USD 818m,

mainly

reflecting

lower

personnel

expenses,

offset

by
increases in technology expenses,

general and administrative expenses,

and control functions expenses.
Comparison between the Asset Management

UBS Group AG consolidated scope and the

UBS AG
consolidated scope
The

table

below

contains

a

comparison

of

selected

financial

information

for

UBS

Group

AG

consolidated

and
UBS AG consolidated. The differences

arise because UBS Group

AG and UBS Business

Solutions AG are included

in
the UBS Group AG consolidated scope but not

in that of UBS AG.
Asset Management
As of or for the quarter ended Year-to-date
30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
USD m
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
Results
Total revenues

499

499

502

502

1,372

1,372

1,001

1,001

1,950

1,950
Credit loss expense / (release)

0

0

0

0

0

0

0

0

0

0
Operating expenses

409

410

408

408

413

413

818

818

817

815
Business division operating profit /
(loss) before tax

90

89

94

94

959

959

184

184

1,133

1,135

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Investment Bank

22
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Advisory

160

171

209

(6)

(23)

331

425
Capital Markets

210

212

168

(1)

25

422

502
Global Banking

371

383

377

(3)

(2)

753

927
Execution Services

358

422

399

(15)

(10)

780

895
Derivatives & Solutions

631

1,007

839

(37)

(25)

1,638

2,257
Financing

533

537

479

(1)

11

1,070

924
Global Markets

1,521

1,967

1,718

(23)

(11)

3,488

4,076
of which: Equities

1,134

1,308

1,274

(13)

(11)

2,442

2,979
of which: Foreign Exchange, Rates and Credit

387

658

444

(41)

(13)

1,046

1,097
Total revenues

1,892

2,349

2,094

(19)

(10)

4,241

5,003
Credit loss expense / (release)

1

7

(28)

(86)

8

(24)
Operating expenses

1,753

1,866

1,712

(6)

2

3,618

3,688
Business division operating profit / (loss) before tax

139

477

410

(71)

(66)

615

1,339
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(66.2)

(48.7)

(38.7)

(54.0)

23.9
Cost / income ratio (%)
2

92.6

79.4

81.8

85.3

73.7
Average attributed equity (USD bn)

12.8

13.0

13.3

(1)

(4)

12.9

13.2
Return on attributed equity (%)
2

4.3

14.6

12.3

9.5

20.2
Average VaR (1-day, 95% confidence, 5 years of historical data)

12

12

11

1

8

12

11
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.
Results: 2Q23 vs 2Q22
Profit before tax decreased by USD 271m, or

66%, to USD 139m, mainly driven by

lower total revenues.
Total revenues
Total revenues decreased by

USD 202m, or 10%, to USD 1,892m,

reflecting lower revenues in

Global Markets and
Global Banking.
Global Banking
Global Banking revenues

decreased by USD 6m,

or 2%, to

USD 371m, driven by

lower Advisory revenues,

partly
offset by

increased Capital

Markets revenues.

Fee-pool-comparable revenues
1

decreased 17%,

compared with

a
19% decrease in the overall global fee pool.
2
Advisory revenues

decreased by

USD 49m, or 23%,

to USD 160m, due

to lower merger

and acquisition transaction
revenues, which decreased by USD 48m,

or 26%, compared with a 41% decrease

in the relevant global fee pool.
2
Capital Markets revenues increased by USD 42m, or

25%, to USD 210m, mainly due

to higher Leveraged Capital
Markets

revenues, which

increased by

USD 39m, or

269%.

This

was

primarily due

to

a

mark-to-market loss

of
USD 59m in the

second quarter

of 2022. Capital

Markets fee-pool-comparable

revenues
1

decreased by USD

7m, or
5%, compared with a 1% increase in the relevant

global fee pool.
2
Global Markets
Global Markets revenues decreased by USD 197m, or

11%, to USD 1,521m, primarily driven by

lower Derivatives
& Solutions and Execution Services revenues,

partly offset by higher Financing revenues.
Execution Services

revenues decreased

by USD 41m,

or 10%,

to USD 358m,

driven by

lower Cash

Equities revenues,
due to lower exchange-traded volumes.
Derivatives &

Solutions revenues

decreased by

USD 208m, or

25%, to

USD 631m, driven

by decreasing

volatility
during

the

second

quarter

of

2023,

and

lower

client

activity

levels.

The

decreases

were

primarily

in

Equity
Derivatives, Rates and Foreign Exchange revenues,

partly offset by Credit revenues.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Investment Bank

23
Financing revenues increased

by USD 54m, or 11%, to

USD 533m, with increases

across all products, led by

Equity
Financing.
Equities
Global

Markets

Equities

revenues

decreased

by

USD 140m,

or

11%,

to

USD 1,134m,

mainly

driven

by

Equity
Derivatives revenues.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

decreased

by

USD 57m,

or

13%,

to

USD 387m,
primarily driven by lower Rates and Foreign Exchange

revenues, partly offset by Credit revenues.
Credit loss expense / release
Net credit loss expenses were USD 1m, compared

with net releases of USD 28m in the second

quarter of 2022.
Operating expenses
Operating expenses increased by USD 41m, or 2%, to USD 1,753m, mainly driven by higher technology expenses and increases across

a number of

other expense lines,

partly offset by lower

provisions for litigation,

regulatory and
similar matters.
Results: 6M23 vs 6M22
Profit before

tax decreased

by USD 724m,

or 54%,

to USD 615m,

mainly reflecting

lower total

revenues, partly
offset by lower operating expenses.
Total revenues decreased by

USD 762m, or 15%, to USD 4,241m,

reflecting lower revenues in

Global Markets and
Global Banking.
Global Banking

revenues decreased by

USD 174m, or 19%,

to USD 753m,

reflecting lower Advisory

and Capital
Markets

revenues. Our

fee-pool-comparable revenues
1

decreased

27%,

compared

with

a

26%

decrease

in

the
overall global fee pool. 2
Advisory revenues

decreased by

USD 94m, or 22%,

to USD 331m, due

to lower merger

and acquisition transaction
revenues, which decreased by USD 88m,

or 23%, compared with a 37% decrease

in the relevant global fee pool.
2
Capital Markets revenues decreased

by USD 80m, or 16%,

to USD 422m, mainly reflecting

a USD 37m, or 25%,
decrease in Equity Capital Markets

revenues, compared with an 11%

increase in the relevant global fee

pool,
2

and
a

USD 14m,

or

12%,

decrease

in

Debt

Capital

Markets

fee-pool-comparable

revenues,
1

compared

with

a

9%
decrease in the relevant global fee pool.
2
Global Markets

revenues decreased

by USD 588m,

or 14%,

to USD 3,488m,

driven by

lower Derivatives

& Solutions
and Execution Services revenues, partly offset

by higher Financing revenues.
Execution

Services

revenues

decreased

by

USD 115m,

or

13%,

to

USD 780m,

mainly

driven

by

Cash

Equities
revenues, due to lower exchange-traded volumes.
Derivatives

&

Solutions

revenues

decreased

by

USD 619m,

or

27%,

to

USD 1,638m,

mainly

driven

by

Equity
Derivatives revenues.
Financing revenues increased by USD 146m,

or 16%, to USD 1,070m, with increases

across all products.
Global

Markets

Equities

revenues

decreased

by

USD 537m,

or

18%,

to

USD 2,442m,

mainly

driven

by

Equity
Derivatives revenues.
Global Markets Foreign Exchange, Rates and Credit

revenues decreased by USD 51m, or 5%, to

USD 1,046m.
Net credit loss expenses were USD 8m, compared

with net releases of USD 24m in the first

half of 2022.
Operating expenses

decreased by

USD 70m, or

2%, to

USD 3,618m, mainly

driven by

lower variable

compensation,
partly offset by higher technology expenses.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Investment Bank

24
Comparison between the Investment Bank

UBS Group AG consolidated scope and

the UBS AG
consolidated scope
The table below contains a comparison of selected financial information for UBS Group AG consolidated and UBS
AG consolidated. The differences arise

as UBS Group AG

and UBS Business Solutions AG

are included in the

UBS
Group AG consolidated scope but not in that

of UBS AG.
Investment Bank
As of or for the quarter ended Year-to-date
30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
USD m
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
UBS Group AG
consolidated
UBS AG
consolidated
Results
Total revenues

1,892

1,891

2,349

2,345

2,094

2,090

4,241

4,236

5,003

5,000
Credit loss expense / (release)

1

1

7

7

(28)

(28)

8

8

(24)

(24)
Operating expenses

1,753

1,757

1,866

1,883

1,712

1,730

3,618

3,639

3,688

3,729
Business division operating profit /
(loss) before tax

139

133

477

455

410

388

615

588

1,339

1,295
1 UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital Markets

,

excluding derivatives;

Leveraged Capital Markets, excluding

the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2 Source: Dealogic, as of 30 June 2023.

UBS AG Second quarter 2023 report |
Business divisions and Group Functions |

Group Functions

25
Group Functions
Group Functions
1
As of or for the quarter ended % change from Year-to-date
USD m 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Total revenues

(72)

(73)

(159)

(2)

(55)

(145)

(144)
Credit loss expense / (release)

0

0

2

0

2
Operating expenses

489

816

272

(40)

80

1,305

514
Operating profit / (loss) before tax

(561)

(889)

(433)

(37)

29

(1,450)

(660)
of which: Group Treasury

(48)

(59)

(287)

(18)

(83)

(107)

(456)
of which: Non-core and Legacy Portfolio

8

(676)

1

447

(668)

46
of which: Group Services

(521)

(155)

(148)

236

252

(676)

(251)
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.
Results: 2Q23 vs 2Q22
Group Functions recorded a loss before tax

of USD 561m, compared with a loss of USD 433m.
Group Treasury
The Group

Treasury result was

negative USD 48m, compared

with negative USD 287m.

Income from accounting
asymmetries, including hedge

accounting ineffectiveness,

was net negative USD

32m, compared with

net negative
income of

USD 237m. The impacts

in the

prior-year quarter were

driven by

mark-to-market effects on

portfolio-
level economic

hedges due to rising

interest rates and cross-currency-basis

widening.

Income related to centralized
Group Treasury risk management was negative

USD 17m, compared with negative USD

41m.
Non-core and Legacy Portfolio
The Non-core and Legacy Portfolio result was

positive USD 8m, compared with positive

USD 1m.
Group Services
The

Group

Services

result

was

negative

USD 521m,

compared

with

negative

USD 148m,

mainly

related

to
USD 288m integration-related

expenses associated

with the

acquisition of

the Credit

Suisse Group

and an

USD 86m
increase in funding costs related to

deferred tax assets (DTAs), partly offset by

remeasurement losses of USD 46m
on properties held for sale in the second quarter

of 2022.
Results: 6M23 vs 6M22
Group Functions recorded a loss before tax

of USD 1,450m, compared with a loss

of USD 660m.
The Group

Treasury result

was negative

USD 107m, compared

with negative

USD 456m. This

included income

from
accounting asymmetries, including hedge

accounting ineffectiveness, of net

negative

USD 128m, compared with
net negative

income of

USD 385m. Income

related to

centralized Group

Treasury risk

management was

positive
USD 28m, compared with negative USD 55m

in the first half of 2022.
The

Non-core and

Legacy Portfolio

result

was

negative USD 668m,

compared with

positive USD 46m.

This

was
mainly

due

to

an

increase

in

provisions

of

USD 665m

related

to

the

US

residential

mortgage-backed

securities
litigation matter.
The

Group

Services

result

was

negative

USD 676m,

compared

with

negative

USD 251m,

mainly

related

to
USD 288m integration-related

expenses associated

with the

acquisition of

the Credit

Suisse Group

and a

USD 180m
increase in funding

costs related to DTAs,

partly offset by remeasurement

losses of USD 46m on

properties held for
sale in the first half of 2022.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet

26
Risk, capital, liquidity and
funding, and balance sheet
Management report

27
Risk management and control
27
Credit risk
29
Market risk
30
Country risk
30
Non-financial risk
33
Capital management
34
Total loss-absorbing capacity
38
Risk-weighted assets
39
Leverage ratio denominator
41
Liquidity and funding management
41
Strategy, objectives and governance
41
Liquidity coverage ratio
41
Net stable funding ratio
42
Balance sheet and off-balance sheet
42
Strategy, objectives and governance
42
Balance sheet assets
42
Balance sheet liabilities
43
Equity

Off-balance sheet

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

27
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk management and

control” section of the Annual Report

2022.

Credit risk

Overall banking products exposure
Overall banking

products exposure

increased by

USD 28bn to

USD 694bn as

of 30 June

2023, driven

by a

USD 15bn
increase in balances at central banks and a

USD 7bn increase in amounts due from

banks.
Total net credit loss expenses were

USD 16m, reflecting USD 10m net credit loss releases

related to stage 1 and 2
positions and USD 26m net credit loss expenses

related to stage 3 positions.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “UBS AG consolidated performance” section and “Note 7 Expected credit loss measurement” in the
“Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank,

mandated loan underwriting

commitments on a

notional basis decreased

by USD 1.1bn to
USD 1.9bn

as

of

30 June

2023,

mainly

driven

by

exited

deals,

as

well

as

distribution

and

syndication activities.
USD 0.3bn of commitments had not yet been

distributed as originally planned as of 30 June 2023.
Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

28
Banking and traded products exposure in the business divisions and Group Functions
30.6.23
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group

Functions Total
Banking products
1
Gross exposure

322,668

241,501

1,361

63,117

65,823

694,470
of which: loans and advances to customers (on-balance sheet)

214,887

162,721

(1)

12,750

8,098

398,455
of which: guarantees and loan commitments (off-balance sheet)

13,861

27,296

0

13,361

9,025

63,543
Traded products
2,3
Gross exposure

8,668

345

0

33,041

42,054
of which: over-the-counter derivatives

6,666

330

0

9,061

16,057
of which: securities financing transactions

0

0

0

16,536

16,536
of which: exchange-traded derivatives

2,002

15

0

7,444

9,460
Other credit lines, gross
4

12,813

25,002

0

5,357

1,544

44,716
Total credit-impaired exposure, gross (stage 3)

781

1,549

0

324

6

2,660
Total allowances and provisions for expected credit losses (stages 1 to 3)

225

734

0

170

8

1,136
of which: stage 1

86

163

0

53

5

307
of which: stage 2

51

145

0

48

0

244
of which: stage 3

88

426

0

69

3

585
31.3.23
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group
Functions Total
Banking products
1
Gross exposure

320,390

236,694

1,455

70,741

37,169

666,449
of which: loans and advances to customers (on-balance sheet)

218,213

157,747

(1)

13,834

6,440

396,234
of which: guarantees and loan commitments (off-balance sheet)

11,998

27,995

0

13,475

8,976

62,445
Traded products
2,3
Gross exposure

8,816

300

0

32,785

41,902
of which: over-the-counter derivatives

6,902

282

0

8,450

15,634
of which: securities financing transactions

0

0

0

17,193

17,193
of which: exchange-traded derivatives

1,914

19

0

7,142

9,075
Other credit lines, gross
4

12,296

24,006

0

4,658

1,010

41,970
Total credit-impaired exposure, gross (stage 3)

763

1,409

0

319

6

2,497
Total allowances and provisions for expected credit losses (stages 1 to 3)

226

714

0

173

8

1,121
of which: stage 1

88

146

0

45

5

284
of which: stage 2

52

166

0

52

0

271
of which: stage 3

86

402

0

76

3

567
1 IFRS 9 gross exposure including other

financial assets at amortized cost, but

excluding cash, receivables from securities

financing transactions, cash

collateral receivables on derivative

instruments, financial assets
at fair value through

other comprehensive income,

irrevocable committed prolongation of

existing loans and unconditionally

revocable committed credit lines,

and forward starting reverse

repurchase and securities
borrowing agreements.

2 Internal management view of credit risk, which differs in certain respects from IFRS.

3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.

4 Unconditionally revocable committed credit lines.

Collateralization of Loans and advances to customers
1
UBS AG
of which:
Global Wealth Management
of which: Personal &
Corporate Banking
of which:
Investment Bank
USD m, except where indicated 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23
Secured by collateral

376,474

374,110

212,280

215,803

145,375

141,512

11,549

11,660
Residential real estate

180,607

176,006

64,178

63,237

116,429

112,769

0

0
Commercial / industrial real estate

26,875

25,971

4,990

4,974

21,291

20,416

593

580
Cash

36,152

35,178

25,884

27,278

3,046

2,992

1

1
Equity and debt instruments

109,849

112,353

101,435

103,480

2,191

2,177

6,174

6,467
Other collateral

22,991

24,602

15,792

16,834

2,418

3,157

4,781

4,612
Subject to guarantees

2,814

2,889

103

112

2,669

2,697

42

80
Uncollateralized and not subject to guarantees

19,167

19,235

2,504

2,297

14,677

13,538

1,159

2,095
Total loans and advances to customers, gross

398,455

396,234

214,887

218,213

162,721

157,747

12,750

13,834
Allowances

(859)

(804)

(154)

(154)

(601)

(557)

(101)

(90)
Total loans and advances to customers, net of allowances

397,596

395,429

214,733

218,059

162,120

157,190

12,649

13,744
Collateralized loans and advances to customers in % of
total loans and advances of customers, gross (%)

94.5

94.4

98.8

98.9

89.3

89.7

90.6

84.3
1 Collateral arrangements generally incorporate a

range of collateral, including cash, securities,

real estate and other collateral. UBS AG

applies a risk-based approach that generally prioritizes collateral according to
its liquidity profile.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

29
Market risk
UBS

AG

consolidated

continued

to

maintain

generally

low

levels

of

management

value-at-risk

(VaR).

Average
management VaR (1-day, 95% confidence level) was

unchanged,

at USD 13m at the end of the second quarter of
2023.
There were no

new VaR negative backtesting

exceptions in the second

quarter of 2023.

The number of

negative
backtesting

exceptions

within

the

most

recent

250-business-day

window

remained

at

one.

The

Swiss

Financial
Market

Supervisory

Authority

(FINMA)

VaR

multiplier

derived

from

backtesting

exceptions

for

market

risk

risk-
weighted assets was unchanged compared with

the prior quarter, at 3.0.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of the business divisions and
Group Functions by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

5

18

16

12

8

10

4

2

3
Group Functions

3

6

5

5

1

3

3

0

0
Diversification effect
2,3

(5)

(4)

(1)

(3)

(4)

(1)

0
Total as of 30.6.23

7

20

18

13

8

11

6

2

3
Total as of 31.3.23

7

24

16

13

7

12

6

2

3
1 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The

minima and maxima for each level may occur

on different days, and, likewise,

the value-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding

distribution of simulated profits and losses

for that business line or risk type,

may well be driven by different days in

the historical
time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

2 The difference between the sum of the standalone VaR

for the business divisions and Group Functions and the total
VaR.

3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic

value of

equity (EVE)

sensitivity in

the banking

book of

UBS AG

Consolidated to

a +1-basis-point
parallel shift in yield curves was negative

USD 23.5m as of 30 June

2023, compared with negative USD 25.4m as
of 31 March 2023.

This excludes the sensitivity

of USD 2.8m from

additional tier 1 (AT1)

capital instruments

(as per
specific FINMA requirements)

in contrast to general

Basel Committee on

Banking Supervision

(BCBS) guidance.

The
quarter on quarter change

was driven by a shorter

modeled duration assigned

to our own equity

and tighter credit
spreads on debt issuances.

The majority of

our interest rate

risk in

the banking

book is

a reflection of

the net asset

duration that

we run

to
offset our modeled

sensitivity of

net USD 18.8m

(31 March 2023:

USD 19.6m) assigned

to our equity,

goodwill and
real estate,

with the aim

of generating a

stable net

interest income

contribution. Of

this, USD 12.8m

and USD 5.1m
are attributable to the US dollar and the Swiss franc portfolios, respectively (31 March 2022: USD 13.9m and USD
4.9m, respectively).

In

addition

to

the

sensitivity mentioned

above,

we

calculate

the

six

interest

rate

shock

scenarios

prescribed

by
FINMA. The “Parallel up”

scenario, assuming all positions

were fair valued,

was the most

severe and would

have
resulted in a change

in EVE of negative

USD 4.4bn, or 7.9%, of

our tier 1

capital (31 March 2023:

negative USD
4.8bn, or 8.6%), which is well below the 15% threshold as per the BCBS supervisory outlier test for high levels of interest rate risk in the banking book.

The immediate

effect on

our tier

1 capital

in the

“Parallel up”

scenario as

of 30

June 2023

would have

been a
decrease of

only USD

0.4bn, or

0.7% (31

March 2023:

USD 0.4bn

or 0.7%),

reflecting the

fact that

the vast

majority
of

our

banking

book

is

accrual

accounted

or

subject

to

hedge

accounting.

The

“Parallel

up”

scenario

would
subsequently have a

positive effect

on net

interest income, assuming

a constant

balance sheet.

UBS also

applies
granular

internal

interest

rate

shock

scenarios

to

its

banking

book

positions

to monitor

the

book’s

specific

risk
profile.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

30
Interest rate risk – banking book
30.6.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.3)

(0.9)

(0.1)

(18.3)

0.0

(23.5)

2.8

(20.7)
Parallel up 2

(607.7)

(157.2)

(27.8)

(3,561.0)

(18.5)

(4,372.3)

534.2

(3,838.1)
Parallel down 2

676.1

186.3

18.5

3,575.6

18.6

4,475.0

(573.7)

3,901.3
Steepener 3

(252.9)

(24.9)

17.9

(917.7)

(11.7)

(1,189.4)

(53.5)

(1,242.9)
Flattener 4

135.6

(1.1)

(23.9)

70.7

6.6

187.9

171.2

359.0
Short-term up 5

(102.2)

(49.5)

(29.5)

(1,374.6)

(2.8)

(1,558.6)

374.3

(1,184.3)
Short-term down 6

106.5

52.4

29.6

1,495.3

3.0

1,686.7

(388.2)

1,298.6
31.3.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.4)

(0.8)

(0.1)

(20.2)

0.0

(25.4)

3.1

(22.3)
Parallel up
2

(625.6)

(150.2)

(16.5)

(3,951.4)

(17.3)

(4,761.0)

598.1

(4,162.9)
Parallel down
2

697.5

178.8

6.9

3,896.4

8.8

4,788.5

(643.4)

4,145.1
Steepener
3

(269.6)

(48.4)

(1.1)

(966.1)

(2.8)

(1,288.0)

(50.9)

(1,338.9)
Flattener
4

148.3

23.6

(2.8)

31.7

(1.2)

199.6

182.7

382.3
Short-term up
5

(98.1)

(23.6)

(6.7)

(1,549.2)

(9.8)

(1,687.5)

411.0

(1,276.4)
Short-term down
6

102.5

25.0

7.2

1,719.0

7.7

1,861.4

(426.5)

1,434.9
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk

UBS AG remains watchful of a range of geopolitical developments and political changes in a number of countries,
as

well

as

international

tensions

arising

from

the

Russia–Ukraine

war

and

US–China

trade

relations.

The

direct
exposure

to

Russia,

Belarus

and

Ukraine

is

limited,

and

UBS

AG

continues

to

monitor

potential

second-order
impacts, such as European energy security. UBS AG does have significant country risk exposure to major European
economies, including France, Germany and

the UK.
In the context

of high inflation,

central banks in

most major economies

have responded

with interest rate

hikes and
tapering or reversing

quantitative easing, which increases

the chances of

recessions in those

economies. Banking
sector volatility has

eased, but there

is still residual

uncertainty about the trajectory

of monetary policy.

There are
also related concerns about energy and food security,

global supply chain stresses and tight labor markets

that are
creating

negative pressure

on

growth.

Following

the relaxation

of

COVID-19 restrictions,

the

Chinese

economy
rebounded for a time, but now appears

to be experiencing slower growth.

UBS AG

continues

to monitor

potential trade

policy disputes,

as well

as economic

and political

developments in
addition to those mentioned above. In 2023, several

emerging markets have faced economic, political and

market
pressures, particularly

in light

of interest

rate hikes

and a

stronger US

dollar. UBS

AG’s exposure

to emerging

market
countries is 4% of its total country exposure,

mainly in Asia.
›
Refer to the “Risk management and control” section of the Annual Report 2022 for more information on a
UBS Group AG consolidated basis
Non-financial risk
1
UBS

is

actively managing

the inherent

intensification of

non-financial

risk

emerging from

the acquisition

of the
Credit Suisse Group, the current operation of dual corporate structures, and the scale, pace and complexity of the
required integration

activities. We

are

cooperating with

regulators to

submit and

execute implementation

plans
under increased

regulatory requirements, including

regulatory remediation requirements

applicable to

the Credit
Suisse

Group.

We

are

also

assessing

and

addressing

internal

controls

over

financial

reporting

to

remediate

the
weaknesses the Credit Suisse Group identified in its controls. A Group Integration

Officer has been appointed and
a dedicated function

and integration program

set up to oversee

the organizational changes.

In addition, the

Group
is closely monitoring

operational risk indicators, including

attrition, to detect

any potential for

adverse impact on
the

control

environment.

We

also

focus

on

managing

key

subject

matter

experts

and

ensuring

resources

are
sufficient to manage key controls.
1

“UBS,” “we” and “our” for purposes of this sub-section refer to UBS AG and its consolidated subsidiaries, as applicable.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

31
There is an increased potential risk of

operational disruption to business activities

at our locations and / or those of
third

parties

due

to

the

complexity

of

operating

an

enlarged

group

of

entities, combined

with

the

increasingly
dynamic threat

environment, which

is intensified

by current

geopolitical factors

and evidenced

by the

increased
volume and

sophistication of

cyberattacks. In

addition, the

Group faces

multiple related

regulatory deadlines

to
enhance operational resilience between 2023 and

2026. To that end, we have developed a global framework

that
is being

implemented across all

business divisions and

jurisdictions, as well

as provided to

third parties, including
third-party vendors, that are of critical

importance to us. The framework will mature

over time and is designed to
drive enhancements in operational resilience.
A post-incident review

following a ransomware

attack on ION

XTP in the first

quarter of 2023

has been completed,
and improvements to

our frameworks for

managing third parties

that support our

important business services

have
been

identified. We

intend

to

take

actions

to

enhance

our

cyber-risk

assessments and

controls

over

third-party
vendors.
Although we are continuing

our efforts regarding innovation and

digitalization, to ensure there

is the right

focus
during this initial period of integration we

have reprioritized some UBS changes.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and

security, and

records management.

We seek

to enhance

our frameworks

to implement

controls for
these risks

and to

meet regulatory expectations.

In addition,

new risks

continue to emerge,

such as

those which
result from the demand from our clients for distributed

ledger tech, blockchain-based assets and cryptocurrencies;
although

we

currently

have

limited

exposure

to

such

risks

and

relevant

control

frameworks

for

them

are
implemented and reviewed on a regular basis

as they evolve.
Competition to

find new

business opportunities

across the

financial services

sector, both

for firms

and for

customers,
is increasing.

Thus, suitability

risk, product

selection, cross-divisional service

offerings, quality

of advice

and price
transparency also remain areas of heightened

focus for UBS and for the industry as a

whole.
Sustainable investing,

market volatility

and major

legislation, such

as the

Swiss Financial

Services Act

(FIDLEG) in
Switzerland, Regulation

Best Interest

(Reg BI)

in the

US and

the Markets

in Financial

Instruments Directive

II (MiFID II)
in the

EU, all

significantly affect

the industry

and have

required adjustments

to control

processes on

a geographically
aligned basis.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of critical

importance to

us. We

place additional

focus on risk

culture through

our Three

Keys
program, as well as our conduct risk framework across our activities, which is designed to align our standards and
conduct with these objectives and to retain momentum

on fostering a strong culture.
Cross-border risk

remains an

area of

regulatory attention for

global financial

institutions, with

a strong

focus on
fiscal transparency, as well as market

access, particularly third-country market access into the

European Economic
Area.

Remote

communication

and

implementation

of

digital

solutions

also

require

that

these

evolving

client
channels remain compliant. There is also an ongoing

high level of attention regarding the risk

that tax authorities
may,

on

the

basis

of

new

interpretations

of

existing

law,

seek

to

impose

taxation

based

on

the

existence

of

a
permanent establishment. We maintain a series

of controls designed to address these risks.
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened

regulatory attention

continues. An

effective financial

crime prevention
program

therefore

remains

essential

for

UBS.

Money

laundering

and

financial

fraud

techniques

are

becoming
increasingly sophisticated,

and geopolitical volatility

makes the sanctions

landscape more complex,

as new or novel
sanctions may be imposed

that require complex implementation in

a short time frame,

such as the extensive

and
continuously evolving sanctions arising from

the Russia–Ukraine war.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

32
In the US, the

Office of the Comptroller of

the Currency (the OCC) issued

a Cease and Desist Order

against us in
May

2018

relating

to

our

US

branch

anti-money-laundering

(AML)

and

know-your-client

(KYC)

programs.

In
response, we

initiated an

extensive program

for the

purpose of

ensuring sustainable

remediation of

US-relevant
Bank Secrecy Act / AML issues across all our

US legal entities. We have introduced significant

improvements to the
framework beginning in 2019 and continue

to evolve it in response to new and

emerging risks.
We continue to focus on strategic enhancements to our global AML / KYC and sanctions programs, including the
exploration of new technologies

and sophisticated monitoring

and analytical capabilities,

as well as the application
of risk appetite statements for markets.
In

September

2022,

the

Securities

and

Exchange

Commission

(the

SEC)

and

the

Commodity

Futures

Trading
Commission

(the

CFTC)

issued

settlement

orders

with

UBS AG

relating

to

communications

recordkeeping
requirements in our US broker-dealers and our registered

swap dealer. In response, we have initiated a program

to
remediate identified shortcomings.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

33
Capital management
The disclosures

in this

section are

provided for

UBS AG on

a consolidated

basis and

focus on

key developments
during

the

reporting period

and

information in

accordance with

the

Basel III

framework, as

applicable to

Swiss
systemically relevant

banks (SRBs). They

should be read

in conjunction with

“Capital management”

in the “Capital,
liquidity and

funding, and

balance sheet”

section of

the Annual

Report 2022,

which provides

more information
about relevant capital

management objectives,

planning and activities,

as well as

the Swiss SRB

total loss-absorbing
capacity framework, on a UBS Group AG consolidated

basis.
UBS AG

has

contributed a

significant portion

of capital

to, and

provides substantial

liquidity to,

its

subsidiaries.
Many

of

these

subsidiaries are

subject

to

regulations

requiring

compliance with

minimum

capital,

liquidity and
similar requirements.
›
Refer to the 30 June 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as its significant regulated subsidiaries and sub-groups
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.70
1

47,527

5.00
1

52,416
Common equity tier 1 capital

10.40

33,621

3.50
2

36,691
of which: minimum capital

4.50

14,553

1.50

15,725
of which: buffer capital

5.50

17,787

2.00

20,966
of which: countercyclical buffer

0.40

1,280
Maximum additional tier 1 capital

4.30

13,906

1.50

15,725
of which: additional tier 1 capital

3.50

11,319

1.50

15,725
of which: additional tier 1 buffer capital

0.80

2,587
Eligible going concern capital
Total going concern capital

17.01

55,017

5.25

55,017
Common equity tier 1 capital

13.39

43,300

4.13

43,300
Total loss-absorbing additional tier 1 capital

3.62

11,718

1.12

11,718
of which: high-trigger loss-absorbing additional tier 1 capital

3.26

10,528

1.00

10,528
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.37

1,189

0.11

1,189
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

34,685

3.75

39,312
of which: base requirement including add-ons for market share and LRD

10.73
7

34,685

3.75
7

39,312
Eligible gone concern capital
Total gone concern loss-absorbing capacity

15.95

51,572

4.92

51,572
Total tier 2 capital

0.17

539

0.05

539
of which: non-Basel III-compliant tier 2 capital

0.17

539

0.05

539
TLAC-eligible senior unsecured debt

15.78

51,033

4.87

51,033
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.42

82,212

8.75

91,727
Eligible total loss-absorbing capacity

32.96

106,589

10.17

106,589
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

323,406
Leverage ratio denominator

1,048,313
1 Includes applicable add-ons of

1.44% for risk-weighted assets

(RWA) and 0.50% for

leverage ratio denominator (LRD).

2 UBS AG’s

minimum CET1 leverage ratio

requirement of 3.5% consists

of a 1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25%

LRD add-on requirement

and a 0.25%

market share

add-on requirement based

on the

Swiss credit business.

3 Existing outstanding

low-trigger
additional tier 1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date.

As of their first call date, these instruments are eligible to meet the gone concern

requirements.

4 A maximum of

25% of the

gone concern requirements

can be met

with instruments that

have a remaining

maturity of between

one and two

years. Once at

least 75% of

the
minimum gone concern requirement

has been met with

instruments that have a remaining

maturity of greater than

two years, all

instruments that have a

remaining maturity of between one

and two years remain
eligible to be included in the total gone

concern capital.

5 From 1 January 2023, the

resolvability discount on the gone concern

capital requirements for systemically important banks (SIBs)

has been replaced with
reduced base gone

concern capital requirements

equivalent to 75%

of the total

going concern requirements

(excluding countercyclical buffer

requirements).

6 As of

July 2024, FINMA

will have the

authority to
impose a surcharge of up to 25% of the

total going concern capital requirements should

obstacles to an SIB’s resolvability

be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

34
UBS AG,

on

a

consolidated basis,

is

subject

to

the

going

and

gone

concern

requirements of

the

Swiss

Capital
Adequacy Ordinance that include the too-big-to-fail provisions applicable to Swiss SRBs. The table above provides the risk-weighted

asset (RWA)-

and leverage

ratio denominator

(LRD)-based requirements and

information as

of
30 June 2023.
In November

2022, the

Swiss Federal

Council adopted

amendments to

the Banking

Act and

the Banking

Ordinance,
which entered into

force as of

1 January 2023. The

amendments replaced the resolvability

discount on the

gone
concern

capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone
concern capital requirements

equivalent to 75%

of the total

going concern

requirements (excluding

countercyclical
buffer requirements).

In addition,

as of

July 2024,

the Swiss

Financial Market

Supervisory Authority

(FINMA) will
have the authority to impose a surcharge of up

to 25% of the total going concern capital

requirements based on
obstacles to

an SIB’s

resolvability identified in

future resolvability

assessments. UBS AG’s consolidated

total gone
concern requirements

remained substantially

unchanged in

the second

quarter of

2023 as

a result

of these

changes.

UBS AG and UBS Switzerland AG are subject

to going and gone concern requirements on

a standalone basis.
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding,

and balance
sheet”

section

of

the

Annual

Report

2022.

Changes

to

the

Swiss

SRB

framework

and

requirements

after

the
publication of the Annual Report 2022 are described

above.
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
Total going concern capital

55,017

55,116

54,770
Total tier 1 capital

55,017

55,116

54,770
Common equity tier 1 capital

43,300

42,801

42,929
Total loss-absorbing additional tier 1 capital

11,718

12,315

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

10,528

11,118

10,654
of which: low-trigger loss-absorbing additional tier 1 capital

1,189

1,198

1,187
Eligible gone concern capital
Total gone concern loss-absorbing capacity

51,572

52,624

46,991
Total tier 2 capital

539

2,975

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

2,438

2,422
of which: non-Basel III-compliant tier 2 capital

539

538

536
TLAC-eligible senior unsecured debt

51,033

49,649

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

106,589

107,741

101,761
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

323,406

321,224

317,823
Leverage ratio denominator

1,048,313

1,018,023

1,029,561
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.0

17.2

17.2
of which: common equity tier 1 capital ratio

13.4

13.3

13.5
Gone concern loss-absorbing capacity ratio

15.9

16.4

14.8
Total loss-absorbing capacity ratio

33.0

33.5

32.0
Leverage ratios (%)
Going concern leverage ratio

5.2

5.4

5.3
of which: common equity tier 1 leverage ratio

4.13

4.20

4.17
Gone concern leverage ratio

4.9

5.2

4.6
Total loss-absorbing capacity leverage ratio

10.2

10.6

9.9

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

35
Total loss-absorbing capacity and movement

Total loss-absorbing capacity (TLAC) decreased

by USD 1.2bn to USD 106.6bn in the second

quarter of 2023.
Going concern capital and movement
Going concern capital decreased by USD 0.1bn to USD 55.0bn.

Common equity tier 1 (CET1) capital increased by
USD 0.5bn to USD 43.3bn, mainly reflecting operating profit before tax of USD 1.5bn, with associated current tax
expenses

of

USD 0.4bn,

and

positive

effects

from

foreign

currency

translation

of

USD 0.2bn,

partly

offset

by
additional dividend accruals of USD 0.9bn.
Additional tier 1 (AT1)

capital decreased by

USD 0.6bn to USD 11.7bn,

mainly as one

high-trigger loss-absorbing
AT1 capital

instrument previously

on-lent from

the Group

to UBS AG

was transferred

to Credit

Suisse AG

on 30 June
2023.
Gone concern loss-absorbing capacity and movement
Total gone concern

loss-absorbing capacity decreased

by USD 1.1bn

to USD 51.6bn, mainly

due to

a low-trigger
loss-absorbing tier 2

capital instrument

of

USD 2.4bn that

ceased

to

be

eligible as

it

had

less

than

one

year to
maturity, the call of one TLAC-eligible unsecured debt instrument denominated in Swiss francs of USD 0.4bn,

and
interest

rate

risk

hedge,

foreign

currency

translation

and

other

effects.

These

changes

were

partly

offset

by

a
USD 2.2bn increase in

gone concern capital

as the nominal

amounts of two TLAC

-eligible senior unsecured debt
instruments not

bought back

under a

tender offer

were eligible

again as

gone concern

capital in

the second

quarter
of 2023 following the expiration

of the tender offer on

4 April 2023. On 6 July 2023,

UBS announced that it will
redeem TLAC-eligible

senior unsecured

debt on 30 July

2023 (ISINs 144A:

US902613AB45 /

Reg S: USH42097BS52
with a nominal amount of USD 1.3bn, issued on

30 July 2020). This instrument remained

eligible as gone concern
capital as of 30 June 2023.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
The CET1

capital ratio

increased to

13.4% from

13.3%, reflecting

the aforementioned

increase in

CET1 capital,
largely offset by a USD 2.2bn increase in RWA.

The CET1 leverage ratio decreased to 4.13% from 4.20%, due

to a USD 30.3bn increase in the LRD, partly offset
by the aforementioned increase in the CET1

capital.
The

gone

concern

loss-absorbing

capacity

ratio

decreased

to

15.9%

from

16.4%,

due

to

the

aforementioned
decrease in gone concern loss-absorbing capacity

and the increase in RWA.

The gone concern leverage ratio decreased to 4.9% from 5.2%,

mainly reflecting the aforementioned increase in
the LRD and the decrease in gone concern

loss-absorbing capacity.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

36
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.3.23

42,801
Operating profit before tax

1,456
Current tax (expense) / benefit

(358)
Foreign currency translation effects, before tax

154
Other
1

(753)
Common equity tier 1 capital as of 30.6.23

43,300
Loss-absorbing additional tier 1 capital as of 31.3.23

12,315
High-trigger loss-absorbing additional tier 1 capital transferred to Credit Suisse AG

(527)
Interest rate risk hedge, foreign currency translation and other effects

(70)
Loss-absorbing additional tier 1 capital as of 30.6.23

11,718
Total going concern capital as of 31.3.23

55,116
Total going concern capital as of 30.6.23

55,017
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.23

2,975
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(2,437)
Interest rate risk hedge, foreign currency translation and other effects

1
Tier 2 capital as of 30.6.23

539
TLAC-eligible senior unsecured debt as of 31.3.23

49,649
Issuance of TLAC-eligible senior unsecured debt

82
Call of TLAC-eligible senior unsecured debt

(440)
Instruments eligible following the expiration of the tender offer

2,175
Interest rate risk hedge, foreign currency translation and other effects

(433)
TLAC-eligible senior unsecured debt as of 30.6.23

51,033
Total gone concern loss-absorbing capacity as of 31.3.23

52,624
Total gone concern loss-absorbing capacity as of 30.6.23

51,572
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.23

107,741
Total loss-absorbing capacity as of 30.6.23

106,589
1 Includes dividend accruals for the current year (negative USD 0.9bn) and movements related to other items.
Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD m 30.6.23 31.3.23 31.12.22
Total IFRS equity

53,274

58,738

56,940
Equity attributable to non-controlling interests

(352)

(352)

(342)
Defined benefit plans, net of tax

(388)

(361)

(311)
Deferred tax assets recognized for tax loss carry-forwards

(3,903)

(4,019)

(4,077)
Deferred tax assets for unused tax credits

(117)

(122)
Deferred tax assets on temporary differences, excess over threshold

(319)

(274)

(262)
Goodwill, net of tax
1

(5,761)

(5,758)

(5,754)
Intangible assets, net of tax

(149)

(148)

(150)
Expected losses on advanced internal ratings-based portfolio less provisions

(480)

(439)

(471)
Unrealized (gains) / losses from cash flow hedges, net of tax

4,218

3,652

4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

(391)

(582)

(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(95)

(125)

(105)
Prudential valuation adjustments

(207)

(228)

(201)
Accruals for dividends to shareholders for 2022

(6,000)

(6,000)
Other
2

(2,030)

(1,179)

(51)
Total common equity tier 1 capital

43,300

42,801

42,929
1 Includes goodwill related to significant investments in financial institutions of USD 19m as of 30 June 2023 (USD 20m as of 31 March 2023; USD 20m as of 31 December 2022) presented on the balance sheet line
Investments in associates.

2 Includes dividend accruals for the current year and other items.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

37
Additional information
Sensitivity to currency movements

Risk-weighted assets
UBS AG estimates that

a 10% depreciation

of the US dollar against

other currencies would

have increased its RWA
by USD 14bn and its

CET1 capital by USD 1.4bn as

of 30 June 2023 (31 March 2023:

USD 13bn and USD 1.4bn,
respectively) and

decreased its CET1

capital ratio

13 basis points

(31 March 2023: 13 basis

points). Conversely, a
10% appreciation

of the

US dollar

against other

currencies would

have decreased

its RWA

by USD 13bn

and its
CET1 capital by

USD 1.3bn (31 March 2023:

USD 12bn and USD 1.2bn,

respectively) and increased

its CET1 capital
ratio 13 basis points (31 March 2023: 13 basis

points).
Leverage ratio denominator
UBS AG estimates

that a 10% depreciation of the US dollar against other currencies would have increased its LRD by USD 63bn as

of 30 June

2023 (31 March

2023: USD 62bn)

and decreased

its CET1 leverage

ratio 11 basis

points
(31 March 2023: 12 basis points). Conversely, a 10% appreciation of the US dollar against other currencies would
have decreased

its LRD

by USD 57bn

(31 March 2023: USD 56bn)

and increased its

CET1 leverage

ratio 11 basis
points (31 March 2023: 12 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information on a
UBS Group AG consolidated basis
Estimated effect on capital from litigation,

regulatory and similar matters subject to provisions

and contingent
liabilities
The estimated

loss in capital

that UBS AG

could incur

as a result

of the risks

associated with

the matters

is described
in “Note 15 Provisions and contingent liabilities”

in the “Consolidated financial statements” section

of this report.
UBS AG has employed for

this purpose the advanced

measurement approach (AMA) methodology that UBS

uses
when determining the capital requirements associated

with operational risks, based

on a 99.9% confidence level
over a

12-month horizon.

The methodology

takes into

consideration UBS

and industry

experience for

the AMA
operational risk categories to which

those matters correspond, as well as

the external environment affecting risks
of these types,

in isolation from

other areas. On

this basis, the

maximum loss in

capital that it

could incur over

a
12-month period

as a

result of

the risks

associated with

these operational

risk categories

has been

estimated at
USD 4.0bn

as

of

30 June

2023.

This

estimate

is

not

related

to

and

does

not

take

into

account

any

provisions
recognized for any of these matters and does not constitute a subjective assessment of the actual exposure in any of these matters.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for more information on a UBS Group AG consolidated basis
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

38
Risk-weighted assets

During

the

second

quarter

of

2023,

RWA

increased

by

USD 2.2bn

to

USD 323.4bn,

reflecting

increases

of
USD 1.5bn from

asset size

and other

movements,

as well

as USD 1.4bn

from currency

effects, partly

offset by

a
decrease of USD 0.7bn from model updates.
Movement in risk-weighted assets by key driver
USD bn
RWA as of
31.3.23
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size
and other
1
RWA as of
30.6.23
Credit and counterparty credit risk
2

202.0

1.4

(0.5)

2.6

205.5
Non-counterparty-related risk
3

22.7

0.1

(0.4)

22.4
Market risk

15.1

(0.2)

(0.8)

14.1
Operational risk

81.4

81.4
Total

321.2

1.4

(0.7)

1.5

323.4
1 Includes the Pillar 3 categories “Asset size,”

“Credit quality of counterparties,” “Acquisitions

and disposals” and “Other.”

For more information, refer to the 30 June 2023 Pillar 3

Report, available under “Pillar 3
disclosures” at ubs.com/investors.

2 Includes settlement risk, credit valuation

adjustments, equity exposures in

the banking book, investments in

funds and securitization exposures in

the banking book.

3 Non-
counterparty-related risk includes deferred tax assets recognized for temporary differences, property,

equipment, software and other items.
Credit and counterparty credit risk
Credit and

counterparty credit

risk RWA

were USD 205.5bn

as of

30 June 2023.

The increase

of USD

3.5bn included
currency effects of USD 1.4bn.

Asset size and other movements resulted in

a USD 2.6bn increase in RWA.

–
Personal & Corporate Banking RWA increased

by USD 1.2bn, primarily driven by higher

RWA from loans.
–
Global

Wealth

Management RWA

increased

by

USD 1.2bn,

mainly

due

to

higher

RWA

from

loans

and

loan
commitments.
–
Investment Bank

RWA increased

by USD 0.2bn,

mainly reflecting

an increase

in RWA

on derivatives

that was
almost entirely offset by lower RWA from loans.
– Group Functions RWA increased by USD 0.1bn.
– Asset Management RWA decreased by USD 0.1bn.
Model updates

resulted in

an RWA

decrease of

USD 0.5bn, primarily

driven by

an RWA

decrease of

USD 1.6bn
related to

the recalibration

of certain

multipliers as

a result

of improvements

to models,

as well

as a

USD 0.7bn
decrease in

RWA related

to updates

to the

internal model

method for

derivatives. These

decreases were

partly offset
by an increase of

USD 0.6bn related to the quarterly

phase-in impact for updates to

the loss-given-default model
for private equity and hedge

fund financing trades, an increase of

USD 0.6bn related to a

model update for hedge
funds, as well as an increase of USD 0.6bn related

to a model update for income-producing real

estate.
›
Refer to the “Risk management and control” section of this report for more information
›
Refer to the 30 June 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information on a UBS Group AG consolidated basis

›
Refer to “Credit risk models” in the “Risk management and control” section of the Annual Report 2022 for more information on a UBS Group AG consolidated basis
Market risk
Market risk RWA decreased by

USD 1.0bn to USD 14.1bn in

the second quarter of 2023,

driven by a decrease of
USD 0.8bn from asset size

and other movements in

the Investment Bank’s

Global Markets business and

a decrease
of USD 0.2bn

related to

ongoing parameter

updates of

the value-at-risk

(VaR) model.

UBS is

in discussions

with
FINMA regarding the integration of time decay

into the regulatory VaR, which would replace the

current

add-on.
›
Refer to the “Risk management and control” section of this report for more information
›
Refer to the 30 June 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at

ubs.com/investors,

for more
information on a UBS Group AG consolidated basis
›
Refer to ”Market risk” in the “Risk management and control” section of the Annual Report 2022 for more information on a UBS Group AG consolidated basis

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

39
Operational risk
Operational risk RWA were unchanged at

USD 81.4bn.
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about the French cross-border matter
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for information about the advanced measurement approach model on a UBS Group AG consolidated basis
Risk-weighted assets by business division and Group Functions
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group

Functions
Total
RWA
30.6.23
Credit and counterparty credit risk
1

70.1

69.7

2.3

56.2

7.2

205.5
Non-counterparty-related risk
2

5.7

1.9

0.6

3.8

10.4

22.4
Market risk

1.7

0.0

10.4

2.0

14.1
Operational risk

37.6

9.1

3.2

21.3

10.1

81.4
Total

115.1

80.7

6.0

91.7

29.8

323.4
31.3.23
Credit and counterparty credit risk
1

68.4

67.0

2.4

57.1

7.2

202.0
Non-counterparty-related risk
2

5.8

1.9

0.6

3.8

10.6

22.7
Market risk

1.8

0.0

11.5

1.8

15.1
Operational risk

37.6

9.1

3.2

21.3

10.1

81.4
Total

113.6

78.0

6.1

93.8

29.7

321.2
30.6.23 vs 31.3.23
Credit and counterparty credit risk
1

1.7

2.7

(0.1)

(0.9)

0.1

3.5
Non-counterparty-related risk
2

(0.1)

0.0

0.0

0.0

(0.1)

(0.3)
Market risk

(0.1)

0.0

(1.1)

0.2

(1.0)
Operational risk
Total

1.5

2.7

(0.1)

(2.1)

0.2

2.2
1 Includes settlement

risk, credit valuation

adjustments, equity

exposures in the

banking book,

investments in

funds and securitization

exposures in

the banking

book.

2 Non-counterparty-related risk

includes
deferred tax assets recognized for temporary differences (30

June 2023: USD 10.9bn; 31 March 2023: USD 10.9bn), as

well as property, equipment, software and

other items (30 June 2023: USD 11.5bn; 31 March
2023: USD 11.8bn).

Leverage ratio denominator
During the second quarter of 2023, the LRD increased by USD 30.3bn to USD 1,048.3bn, driven by asset size and other movements of USD 24.7bn and currency

effects of USD 5.6bn.
Movement in leverage ratio denominator by key driver
USD bn
LRD as of

31.3.23
Currency

effects
Asset size and

other
LRD as of

30.6.23
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

807.7

6.0

19.8

833.5
Derivatives

91.6

(0.2)

1.8

93.1
Securities financing transactions

96.9

(0.4)

1.9

98.3
Off-balance sheet items

33.0

0.2

1.2

34.5
Deduction items

(11.1)

0.0

0.0

(11.1)
Total

1,018.0

5.6

24.7

1,048.3
1 The exposures exclude derivative financial

instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as

well as prime brokerage receivables
and financial assets at fair value not held for trading, both related to securities financing transactions.

These exposures are presented separately under Derivatives and Securities financing transactions in this table.

The LRD movements described below exclude

currency effects.

On-balance sheet exposures increased by USD

19.8bn, mainly due to higher central bank

and lending balances,

as
well as trading portfolio assets.
Derivative exposures increased

by USD 1.8bn, mainly due

to an increase in trading

volumes driven by equity

option
contracts

in

Global

Wealth

Management

and

market-driven

movements

on

foreign-currency

and

interest-rate
contracts in Investment Bank.
Securities financing transactions increased by

USD 1.9bn, mainly driven by higher

collateral sourcing activities.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

40
Off-balance sheet items

increased by USD 1.2bn,

mainly driven by

an increase

in credit

risk guarantees in

Global
Wealth Management.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator by business division and Group Functions
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group
Functions
Total

30.6.23
Total IFRS assets

375.1

241.7

18.8

363.3

97.4

1,096.3
Difference in scope of consolidation
1

0.0

0.0

(15.1)

(0.1)

0.0

(15.2)
Less: derivatives and securities financing transactions
2

(27.8)

(14.5)

(0.1)

(179.2)

(26.0)

(247.6)
On-balance sheet exposures

347.3

227.2

3.6

184.0

71.3

833.5
Derivatives

6.1

1.3

0.0

83.2

2.6

93.1
Securities financing transactions

24.5

13.4

0.1

41.8

18.6

98.3
Off-balance sheet items

9.6

16.9

7.2

0.8

34.5
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

(4.1)

(11.1)
Total

382.3

258.7

2.4

315.7

89.3

1,048.3
31.3.23
Total IFRS assets

376.6

238.1

18.2

362.2

61.6

1,056.8
Difference in scope of consolidation
1

0.0

0.0

(14.3)

(0.1)

0.1

(14.3)
Less: derivatives and securities financing transactions
2

(26.0)

(13.9)

(0.1)

(169.5)

(25.3)

(234.8)
On-balance sheet exposures

350.7

224.2

3.8

192.6

36.4

807.7
Derivatives

5.3

1.1

0.0

82.5

2.6

91.6
Securities financing transactions

23.1

13.0

0.1

43.9

16.7

96.9
Off-balance sheet items

8.3

16.8

7.0

0.8

33.0
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.1)

(1.2)

(0.4)

(4.1)

(11.1)
Total

382.2

255.0

2.7

325.7

52.5

1,018.0
30.6.23 vs 31.3.23
Total IFRS assets

(1.5)

3.6

0.6

1.1

35.8

39.6
Difference in scope of consolidation
1

0.0

0.0

(0.8)

0.0

(0.1)

(0.9)
Less: derivatives and securities financing transactions
2

(1.8)

(0.5)

0.0

(9.7)

(0.8)

(12.9)
On-balance sheet exposures

(3.4)

3.0

(0.2)

(8.6)

34.9

25.8
Derivatives

0.8

0.2

0.0

0.6

0.0

1.6
Securities financing transactions

1.4

0.4

0.0

(2.1)

1.8

1.5
Off-balance sheet items

1.3

0.1

0.1

0.0

1.5
Items deducted from Swiss SRB tier 1 capital

0.0

0.0

0.0

0.0

0.0

(0.1)
Total

0.0

3.6

(0.2)

(10.0)

36.8

30.3
1 Represents the difference between the IFRS and the

regulatory scope of consolidation, which is the applicable

scope for the leverage ratio denominator calculation.

2 The exposures consist of derivative financial
instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held
for trading,

both related

to securities

financing transactions,

all of

which are

in accordance

with the

regulatory scope

of consolidation.

These exposures

are presented separately

under Derivatives

and Securities
financing transactions in this table.

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

41
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022, which

provides more information about

the Group’s strategy, objectives

and governance in
connection with liquidity and funding management.
Following

the

acquisition

of

Credit

Suisse

Group

and

the

corresponding

additional

disclosure

requirements
according to FINMA

Circular 2016/1 “Disclosure

– banks”,

we disclose the

liquidity coverage ratio

(the LCR) and
the net stable funding ratio (the NSFR) for

UBS AG consolidated for the first time in

this section.
Liquidity coverage ratio
In the second quarter of 2023,

the average LCR of UBS AG consolidated stood at

170.9%. This average LCR was
calculated based on the average for the 15 business days

from the formal acquisition date of Credit Suisse Group
on 12 June 2023 until the end of the second

quarter of 2023.
›
Refer to the 30 June 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
Annual Report 2022 for more information about the LCR on a UBS Group AG consolidated basis

Liquidity coverage ratio
USD bn, except where indicated Average 2Q23
1
High-quality liquid assets

224.8
Net cash outflows
2

131.5
Liquidity coverage ratio (%)
3

170.9
1 Calculated based on an average of 15

data points in the second quarter of 2023 from the

formal acquisition date of Credit Suisse Group as of

12 June 2023.

2 Represents the net cash outflows expected over a
stress period of 30 calendar days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of 30 June 2023, the NSFR of UBS AG consolidated

stood at 118.2%.
›
Refer to the 30 June 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to
“Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of the
Annual Report 2022 for more information about the NSFR on a UBS Group AG consolidated basis
Net stable funding ratio
USD bn, except where indicated 30.6.23
Available stable funding 564.5
Required stable funding 477.6
Net stable funding ratio (%) 118.2

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

42
Balance sheet and off-balance sheet
Strategy, objectives and governance
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022, which provides more information

about the balance sheet and off-balance sheet

positions.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business and

may differ from quarter-end positions.
Balance sheet assets (30 June 2023 vs

31 March 2023)
Total

assets

were

USD 1,096.3bn as

of

30 June 2023.

The

increase of

USD 39.5bn included

currency effects

of
approximately USD 5.5bn.
Cash and

balances at

central banks increased

by USD 15.2bn, mainly

driven by

net issuances

of short-term debt
and increases in customer

deposits,

mainly in Global Wealth

Management, as well as

new issuances of Debt

issued
designated at fair value. These

inflows were partly offset

by funding provided to Credit

Suisse and outflows due to
higher margin requirements.
Derivatives

and

cash

collateral

receivables

on

derivative

instruments

increased

by

USD 12.1bn,

mainly

in

the
Derivatives &

Solutions business,

primarily

reflecting market-driven

movements on

foreign-currency and

interest-
rate contracts amid volatility

in exchange rates and

increases in interest

rates, respectively. Lending

assets increased
by USD 8.8bn, reflecting

funding provided

to Credit Suisse,

currency effects

and increases

in mortgage loans,

partly
offset by decreases in Lombard loans.

›
Refer to the “Consolidated financial statements” section of this report for more information

Assets
As of % change from
USD bn 30.6.23 31.3.23 31.3.23
Cash and balances at central banks

159.4

144.2

11
Lending
1

419.0

410.2

2
Securities financing transactions at amortized cost

62.0

60.0

3
Trading assets

120.2

118.0

2
Derivatives and cash collateral receivables on derivative instruments

159.1

147.0

8
Brokerage receivables

21.2

21.0

1
Other financial assets measured at amortized cost

52.2

49.3

6
Other financial assets measured at fair value
2

65.9

68.8

(4)
Non-financial assets

37.2

38.3

(3)
Total assets

1,096.3

1,056.8

4
1 Consists of loans and advances to customers and due from banks.

2 Consists of financial assets at fair value not held for trading and financial assets measured at fair value through other comprehensive income.
Balance sheet liabilities (30 June 2023

vs 31 March 2023)
Total liabilities were USD 1,043.0bn as

of 30 June 2023. The

increase of USD 45.0bn included currency

effects of
approximately USD 5.1bn.
Customer deposits

increased by

USD 13.9bn, mainly

in Global

Wealth Management

driven by

net inflows

into fixed-
term and savings deposit products, partly offset by continued shifts into money market funds and US-government
securities.

Customer

time

deposits

increased

by

USD 22.5bn

to

USD 159.8bn, reflecting

inflows

and

continued
shifts from on-demand customer deposits as

interest rates increased during the quarter.
Short-term borrowings

increased by

USD 10.9bn, mainly

driven by

net

new issuances

of commercial

paper and
certificates of

deposit in

Group Treasury,

as well

as higher

amounts due

to banks,

mainly related

to funding

obtained
from the US Federal

Home Loan Banks.

Derivatives and cash

collateral payables on

derivative instruments increased
by

USD 10.4bn,

mainly

in

the

Derivatives

&

Solutions

business,

primarily

reflecting

market-driven

movements,
broadly in line with the asset side.
The “Liabilities by product and currency”

table in this section provides more information

about funding sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial statements” section of this report for more information

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

43
Liabilities and equity
As of

% change from
USD bn 30.6.23 31.3.23 31.3.23
Short-term borrowings
1,2

51.9

41.0

27
Securities financing transactions at amortized cost

12.3

9.9

25
Customer deposits

521.7

507.8

3
Funding from UBS Group AG measured at amortized cost

61.4

63.1

(3)
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

105.7

102.3

3
Trading liabilities

35.6

34.4

4
Derivatives and cash collateral payables on derivative instruments

158.8

148.4

7
Brokerage payables

43.4

43.9

(1)
Other financial liabilities measured at amortized cost

11.7

10.7

9
Other financial liabilities designated at fair value

31.4

28.0

12
Non-financial liabilities

9.1

8.6

7
Total liabilities

1,043.0

998.0

5
Share capital

0.4

0.3

14
Share premium

24.6

24.6

0
Retained earnings

27.8

32.9

(15)
Other comprehensive income
3

0.1

0.5

(75)
Total equity attributable to shareholders

52.9

58.4

(9)
Equity attributable to non-controlling interests

0.4

0.4

0
Total equity

53.3

58.7

(9)
Total liabilities and equity

1,096.3

1,056.8

4
1 Consists of

short-term debt issued

measured at amortized

cost and amounts

due to banks.

2 The

classification of debt

issued measured at

amortized cost

into short-term and

long-term is based

on original
contractual maturity and therefore

long-term debt also includes

debt with a remaining time

to maturity of less

than one year.

This classification does not

consider any early redemption

features.

3 Excludes other
comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (30 June 2023 vs 31 March 2023)
Equity attributable to shareholders decreased

by USD 5,464m to USD 52,922m as of

30 June 2023.
The

decrease

of

USD 5,464m

was

predominantly

driven

by

a

dividend

distribution

of

USD 6,000m

to
UBS Group AG. This was

partly offset

by total

comprehensive income attributable to

shareholders of USD 538m,
reflecting net

profit of

USD 1,120m and

negative other

comprehensive income

(OCI) of

USD 582m. OCI

mainly
included negative

cash flow

hedge OCI

of USD 542m,

negative OCI

related to

own credit

on financial

liabilities
designated at fair value of USD 151m and OCI

related to foreign currency translation of USD

151m.
In the second quarter of 2023, the share capital currency of UBS AG was changed from the Swiss franc to the US
dollar, as approved by shareholders at the 2023 Annual General Meeting. As a result, the nominal value per share has

changed

from

CHF 0.10

to

USD 0.10,

resulting

in

a

reclassification

between

share

capital

and

capital
contribution reserve (presented

as share

premium in the

consolidated financial statements). Total

equity reported
was not affected by this change.
›
Refer to the “UBS AG consolidated performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 capital

UBS AG Second quarter 2023 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

44
Liabilities by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23
Short-term borrowings 51.9 41.0 33.0 24.1 4.5 4.6 6.0 3.8
of which: amounts due to banks 16.3 13.6 8.2 6.1 4.3 4.5 0.7 0.7 of which: short-term debt issued
1,2
35.6 27.4 24.8 18.0 0.1 0.2 5.3 3.2
Securities financing transactions at amortized cost
12.3 9.9 11.8 9.1 0.0 0.0 0.2 0.2
Customer deposits 521.7 507.8 217.9 213.1 202.2 198.8 51.8 50.8 of which: demand deposits 162.6 167.8 42.1 45.0 63.8 67.2 31.1 31.8 of which: retail savings / deposits 153.8 149.5 30.0 24.3 118.9 119.8 4.9 5.3 of which: sweep deposits 45.5 53.4 45.5 53.4 0.0 0.0 0.0 0.0 of which: time deposits 159.8 137.2 100.4 90.4 19.5 11.8 15.8 13.8
Funding from UBS Group AG measured at amortized cost 61.4 63.1 37.0 37.5 2.5 2.8 19.5 19.6
Debt issued designated at fair value and long-term debt issued measured at
amortized cost
2
105.7 102.3 65.7 64.9 16.4 14.8 13.8 13.2
Trading liabilities 35.6 34.4 11.1 13.0 1.3 0.9 12.7 8.7
Derivatives and cash collateral payables on derivative instruments
158.8 148.4 133.7 123.7 2.6 3.0 11.8 12.8
Brokerage payables 43.4 43.9 32.4 32.2 0.7 0.5 2.4 2.9
Other financial liabilities measured at amortized cost

11.7 10.7 5.1 5.3 2.3 2.1 1.6 1.1
Other financial liabilities designated at fair value
31.4 28.0 7.2 6.9 0.1 0.1 4.8 4.7
Non-financial liabilities
9.1 8.6 3.1 3.3 1.7 1.3 2.2 1.8
Total liabilities 1,043.0 998.0 558.2 533.1 234.2 229.1 126.8 119.7
1 Short-term debt issued consists of certificates

of deposit, commercial paper,

acceptances and promissory notes,

and other money market

paper.

2 The classification of debt

issued measured at amortized cost into
short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early
redemption features.
Off-balance sheet (30 June 2023 vs 31

March 2023)
Guarantees

increased

by

USD 0.8bn,

mainly

in

Global

Wealth

Management.

Loan

commitments

were

broadly
unchanged as of 30 June 2023

compared with 31 March 2023. Committed unconditionally revocable credit lines
increased

by

USD 2.7bn,

driven

by

currency

effects

and

an

increase

in

credit

lines

provided

across

all

business
divisions

and

Group

Treasury.

Forward

starting

reverse

repurchase

agreements

were

broadly

unchanged

as

of
30 June 2023 compared with 31 March

2023. Forward starting repurchase agreements decreased

by USD 3.1bn,
in

Group Treasury,

reflecting fluctuations

in

levels of

business division

activity in

short-dated securities

financing
transactions.
Off-balance sheet
As of % change from
USD bn
30.6.23 31.3.23 31.3.23
Guarantees
1,2

22.0

21.2

4
Loan commitments
1

40.0

39.8

1
Committed unconditionally revocable credit lines

44.7

42.0

7
Forward starting reverse repurchase agreements

5.0

4.7

7
Forward starting repurchase agreements

2.9

6.0

(51)
1 Guarantees and loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS AG Second quarter 2023 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited

UBS AG interim consolidated financial

statements (unaudited)
46
Income statement
47
Statement of comprehensive income
48
Balance sheet
49
Statement of changes in equity
50
Statement of cash flows
51 1

Basis of accounting
52
2
Segment reporting
53
3
Net interest income
53 4
Net fee and commission income
53 5

Personnel expenses
54
6

General and administrative expenses
54 7

Expected credit loss measurement
61
8
Fair value measurement
67
9
Derivative instruments
68 10

Other assets and liabilities
69
11
Funding from UBS Group AG measured at amortized cost
69
12
Debt issued designated at fair value
69 13
Debt issued measured at amortized cost
70
14

Interest rate benchmark reform
70
15

Provisions and contingent liabilities
77 16

Supplemental guarantor information required under SEC regulations

UBS AG Second quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

46
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 3
5,483
4,815
2,381
10,298
4,526
Interest expense from financial instruments measured at

amortized cost
3
(4,607)
(3,853)
(1,103)
(8,461)
(1,912)
Net interest income from financial instruments measured

at fair value through profit or loss
and other 3
430
426
356
856
766
Net interest income 3
1,305
1,388
1,634
2,694
3,380
Other net income from financial instruments measured

at fair value through profit or loss
2,337
2,673
1,620
5,009
3,845
Fee and commission income 4
5,008
5,076
5,235
10,083
11,103
Fee and commission expense 4
(419)
(447)
(450)
(866)
(934)
Net fee and commission income 4
4,589
4,628
4,785
9,217
10,169
Other income
237
155
996
392
1,135
Total revenues
8,468
8,844
9,036
17,313
18,529
Credit loss expense / (release) 7
16
38
7
54
25
Personnel expenses 5
3,847
3,898
3,762
7,745
7,996
General and administrative expenses 6
2,443
2,983
2,364
5,425
4,597
Depreciation, amortization and impairment of non-financial

assets
707
469
451
1,176
900
Operating expenses
6,997
7,350
6,577
14,346
13,492
Operating profit / (loss) before tax
1,456
1,456
2,452
2,912
5,012
Tax expense / (benefit)
332
445
478
776
1,026
Net profit / (loss)
1,124
1,012
1,974
2,136
3,986
Net profit / (loss) attributable to non-controlling interests
4
8
10
12
18
Net profit / (loss) attributable to shareholders
1,120
1,004
1,964
2,124
3,968

UBS AG Second quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

47
Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Comprehensive income attributable to shareholders
1
Net profit / (loss)
1,120
1,004
1,964
2,124
3,968
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
307
224
(994)
532
(1,459)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(149)
(126)
434
(275)
646
Foreign currency translation differences on foreign operations reclassified to the income statement
(3)
(1)
8
(3)
8
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
(1)
(1)
(4)
(2)
(4)
Income tax relating to foreign currency translations, including the effect of net investment hedges
(3)
(2)
5
(5)
8
Subtotal foreign currency translation, net of tax
151
95
(551)
246
(801)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
(1)
2
(3)
1
(442)
Net realized (gains) / losses reclassified to the income statement from equity
0
0
0
0
0
Reclassification of financial assets to Other financial assets measured at amortized cost
2
449
449
Income tax relating to net unrealized gains / (losses)
0
0
(116)
0
(3)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(1)
2
330
1
3
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(1,082)
387
(1,298)
(695)
(3,763)
Net (gains) / losses reclassified to the income statement from equity
413
349
(149)
762
(386)
Income tax relating to cash flow hedges
127
(130)
276
(2)
794
Subtotal cash flow hedges, net of tax
(542)
606
(1,171)
64
(3,355)
Cost of hedging
Cost of hedging, before tax
11
(5)
21
6
98
Income tax relating to cost of hedging

0
0
0
0
0
Subtotal cost of hedging, net of tax
11
(5)
21
6
98
Total other comprehensive income that may be reclassified to the income statement, net of tax
(381)
698
(1,370)
317
(4,055)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(13)
33
127
20
255
Income tax relating to defined benefit plans
(37)
4
(8)
(32)
(26)
Subtotal defined benefit plans, net of tax
(50)
38
119
(12)
229
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(212)
69
296
(143)
719
Income tax relating to own credit on financial liabilities designated at fair value
61
(17)
(26)
44
(26)
Subtotal own credit on financial liabilities designated at

fair value, net of tax
(151)
51
271
(100)
693
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(201)
89
389
(112)
922
Total other comprehensive income
(582)
787
(981)
206
(3,133)
Total comprehensive income attributable to shareholders
538
1,791
982
2,329
835
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
4
8
10
12
18
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(3)
5
(28)
2
(10)
Total comprehensive income attributable to non-controlling interests
1
13
(17)
14
9
Total comprehensive income

Net profit / (loss)
1,124
1,012
1,974
2,136
3,986
Other comprehensive income

(585)
792
(1,009)
207
(3,142)
of which: other comprehensive income that may be reclassified to the income statement
(381)
698
(1,370)
317
(4,055)
of which: other comprehensive income that will not be reclassified to the income statement
(204)
94
361
(110)
913
Total comprehensive income

539
1,804
965
2,343
844
1 Refer to the “UBS AG consolidated performance”

section of this report for more information.

2 Effective 1 April 2022, a portfolio of assets previously

classified as Financial assets measured at fair value

through
other comprehensive

income was

reclassified to

Other financial

assets measured

at amortized

cost. As

a result, the

related cumulative

fair value

losses of

USD
449
m pre-tax

and USD
333
m post-tax,

previously
recognized in Other comprehensive income, have been removed from equity and adjusted against the value of the assets at the reclassification date.

UBS AG Second quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

48
Balance sheet
USD m Note 30.6.23 31.3.23 31.12.22
Assets
Cash and balances at central banks
159,425
144,183
169,445
Amounts due from banks
21,395
14,773
14,671
Receivables from securities financing transactions measured at amortized cost
61,977
60,010
67,814
Cash collateral receivables on derivative instruments

9
35,068
32,726
35,033
Loans and advances to customers

7
397,596
395,429
390,027
Other financial assets measured at amortized cost

10
52,180
49,289
53,389
Total financial assets measured at amortized cost
727,642
696,411
730,379
Financial assets at fair value held for trading

8
120,232
118,009
108,034
of which: assets pledged as collateral that may be sold or repledged by counterparties
39,568
37,569
36,742
Derivative financial instruments 8, 9
124,046
114,253
150,109
Brokerage receivables

8
21,218
21,025
17,576
Financial assets at fair value not held for trading

8
63,714
66,511
59,408
Total financial assets measured at fair value through profit or loss
329,210
319,799
335,127
Financial assets measured at fair value through other comprehensive income

8
2,217
2,241
2,239
Investments in associates
1,109
1,114
1,101
Property, equipment and software
11,193
11,274
11,316
Goodwill and intangible assets
6,281
6,272
6,267
Deferred tax assets
9,411
9,281
9,354
Other non-financial assets

10
9,254
10,367
9,652
Total assets
1,096,318
1,056,758
1,105,436
Liabilities
Amounts due to banks
16,290
13,595
11,596
Payables from securities financing transactions measured at amortized cost
12,320
9,870
4,202
Cash collateral payables on derivative instruments

9
31,445
32,240
36,436
Customer deposits
521,657
507,844
527,171
Funding from UBS Group AG measured at amortized cost

11
61,445
63,093
56,147
Debt issued measured at amortized cost 13
62,561
54,733
59,499
Other financial liabilities measured at amortized cost

10
11,673
10,695
10,391
Total financial liabilities measured at amortized cost
717,392
692,071
705,442
Financial liabilities at fair value held for trading

8
35,616
34,374
29,515
Derivative financial instruments 8, 9
127,367
116,113
154,906
Brokerage payables designated at fair value

8
43,357
43,911
45,085
Debt issued designated at fair value 8, 12
78,741
74,974
71,842
Other financial liabilities designated at fair value 8, 10
31,425
28,018
32,033
Total financial liabilities measured at fair value through profit or loss
316,506
297,391
333,382
Provisions

15
3,817
3,886
3,183
Other non-financial liabilities

10
5,330
4,673
6,489
Total liabilities
1,043,044
998,021
1,048,496
Equity
Share capital
386
338
338
Share premium
24,594
24,644
24,648
Retained earnings
27,806
32,863
31,746
Other comprehensive income recognized directly in equity, net of tax
136
541
(133)
Equity attributable to shareholders
52,922
58,386
56,598
Equity attributable to non-controlling interests
352
352
342
Total equity
53,274
58,738
56,940
Total liabilities and equity
1,096,318
1,056,758
1,105,436

UBS AG Second quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

49
Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:
cash flow
hedges
Total equity

attributable to

shareholders
Balance as of 1 January 2023
2
24,985
31,746
(133)
4,098
(4,234)
56,598
Premium on shares issued and warrants exercised
(5)
3
(5)
Tax (expense) / benefit
(1)
(1)
Dividends
(6,000)
(6,000)
Translation effects recognized directly in retained earnings
48
(48)
(48)
0
Share of changes in retained earnings of associates and

joint ventures
0
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
0
0
Total comprehensive income for the period
2,012
317
246
64
2,329
of which: net profit / (loss)
2,124
2,124
of which: OCI, net of tax
(112)
317
246
64
206
Balance as of 30 June 2023
2
24,979
27,806
136
4,344
(4,218)
52,922
Non-controlling interests as of 30 June 2023
352
Total equity as of 30 June 2023
53,274
Balance as of 1 January 2022
2
24,991
27,912
5,200
4,617
628
58,102
Tax (expense) / benefit
4
4
Dividends
(4,200)
(4,200)
Translation effects recognized directly in retained earnings
(13)
13
13
0
Share of changes in retained earnings of associates and

joint ventures
0
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
4
3
(3)
4
Total comprehensive income for the period
4,890
(4,055)
(801)
(3,355)
835
of which: net profit / (loss)
3,968
3,968
of which: OCI, net of tax
922
(4,055)
(801)
(3,355)
(3,133)
Balance as of 30 June 2022
2
24,999
28,592
1,154
3,815
(2,713)
54,746
Non-controlling interests as of 30 June 2022
339
Total equity as of 30 June 2022
55,085
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Includes decreases related to recharges
by UBS Group AG for share-based compensation awards granted to employees of UBS AG or its subsidiaries.

UBS AG Second quarter 2023 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

50
Statement of cash flows
Year-to-date
USD m 30.6.23 30.6.22
Cash flow from / (used in) operating activities
Net profit / (loss)
2,136
3,986
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
1,176
900
Credit loss expense / (release)
54
25
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(25)
(12)
Deferred tax expense / (benefit)
(63)
348
Net loss / (gain) from investing activities
(116)
(778)
Net loss / (gain) from financing activities
3,085
(14,371)
Other net adjustments
(1,198)
9,346
Net change in operating assets and liabilities:
1
Amounts due from banks and amounts due to banks
(3,313)
3,000
Securities financing transactions measured at amortized cost
13,672
10,833
Cash collateral on derivative instruments
(5,104)
(4,704)
Loans and advances to customers and customer deposits
(14,863)
(13,959)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(7,726)
13,149
Brokerage receivables and payables
(5,366)
8,239
Financial assets at fair value not held for trading and other financial assets and liabilities
(1,306)
1,480
Provisions and other non-financial assets and liabilities
658
3
Income taxes paid, net of refunds
(810)
(847)
Net cash flow from / (used in) operating activities
(19,110)
16,639
Cash flow from / (used in) investing activities
Disposal of subsidiaries, associates and intangible assets
35
911
Purchase of property, equipment and software
(669)
(695)
Disposal of property, equipment and software
0
3
Purchase of financial assets measured at fair value through other comprehensive income
(2,444)
(2,821)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
2,468
2,291
Purchase of debt securities measured at amortized cost
(7,541)
(8,167)
Disposal and redemption of debt securities measured at amortized cost
4,659
3,914
Net cash flow from / (used in) investing activities
(3,492)
(4,565)
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost
5,555
(10,440)
Distributions paid on UBS AG shares
(6,000)
(4,200)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
2
51,141
48,856
Repayment of debt designated at fair value and long-term debt measured at amortized cost
2
(44,091)
(36,309)
Net cash flows from other financing activities
(242)
(341)
Net cash flow from / (used in) financing activities
6,362
(2,433)
Total cash flow
Cash and cash equivalents at the beginning of the period
195,200
207,755
Net cash flow from / (used in) operating, investing and financing activities
(16,239)
9,642
Effects of exchange rate differences on cash and cash equivalents
1,999
(9,648)
Cash and cash equivalents at the end of the period
3
180,959
207,748
of which: cash and balances at central banks
4
159,343
190,244
of which: amounts due from banks
12,189
15,625
of which: money market paper
5
9,428
1,880
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
15,024
6,094
Interest paid in cash
11,429
2,732
Dividends on equity investments, investment funds and associates received in cash
6
1,259
1,059
1 Movements in

this section exclude

foreign currency translation

and foreign exchange

effects, which

are presented within

the Other net

adjustments line.

2 Includes funding from

UBS Group AG

measured at
amortized cost (recognized in Funding from UBS

Group AG on the balance sheet) and

measured at fair value (recognized in

Other financial liabilities designated at fair

value on the balance sheet).

3 USD
3,073
m
and USD
4,434
m of cash and cash equivalents (mainly reflected in Amounts due from banks) were restricted as of 30 June 2023 and 30 June 2022, respectively. Refer to “Note 22 Restricted and transferred financial assets” in the “Consolidated financial statements” section

of the Annual Report 2022 for more information.

4 Includes only balances with an original

maturity of three months or less.

5 Money market paper is
included on the balance sheet

under Financial assets at

fair value not held

for trading (30 June 2023:

USD
9,270
m; 30 June 2022: USD
1,516
m), Other financial assets measured

at amortized cost (30 June

2023:
USD
149
m; 30 June 2022:

USD
127
m), Financial assets

at fair value

held for trading

(30 June 2023:

USD
9
m; 30 June 2022:

USD
58
m) and Financial

assets measured at

fair value through

other comprehensive
income (30 June 2023: USD
0
m; 30 June 2022: USD
180
m).

6 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

51
Notes to the UBS AG interim consolidated financial
statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with International

Financial Reporting Standards (IFRS),

as issued

by the

International
Accounting Standards

Board (the

IASB), and

are

presented in

US

dollars. These

interim

financial statements

are
prepared in accordance with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31 December

2022,
except for the

changes described in

this Note. These

interim financial statements

are unaudited and

should be read
in

conjunction

with

UBS AG’s

audited

consolidated

financial

statements

in

the

Annual

Report

2022

and

the
“Management report” sections

of this report.

In the opinion of management,

all necessary adjustments have

been
made for a fair presentation of UBS AG’s financial

position, results of operations and

cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Material accounting policies” in the “Consolidated financial statements” section of the Annual Report 2022.
IFRS 17, Insurance Contracts
Effective from 1 January 2023,

UBS AG has adopted IFRS 17,
Insurance Contracts
, which sets

out the accounting
requirements

for

contractual

rights

and

obligations

that

arise

from

insurance

contracts

issued

and

reinsurance
contracts

held.

The

adoption

has

had

no

effect

on

UBS AG’s

financial

statements.

UBS AG

does

not

provide
insurance services in any market.
Other amendments to IFRS
Effective from 1 January 2023, UBS AG has adopted a number of minor amendments to IFRS, which have had no significant effect on UBS AG.
Amendments to IAS 12, Income Taxes
In May

2023, the

IASB issued

amendments to

IAS 12,
Income Taxes
, whereby,

under an

exception, deferred

tax
assets (DTAs) and deferred

tax liabilities (DTLs) will not be

recognized in respect of top-up

tax on income under the
Global Anti-Base Erosion

Rules that is

imposed under tax

law that is enacted

or substantively enacted

to implement
the

Pillar

Two

model

rules

published

by

the

Organisation

for

Economic

Co-operation

and

Development.

This
exception applies

immediately upon

the issuance

of the

amendments and

it is,

therefore, potentially

relevant to
these financial statements and subsequent financial statements. Although countries are starting to implement the rules, UBS AG

did not

have any

DTAs or

DTLs on

30 June 2023

that had

not been

recognized as

a result

of the
application of

this exception.

The exception

is expected

to be

removed by

the IASB

in due

course, although

the
timing of that has not been specified.
The amendments also introduced new

disclosure requirements in relation to
top-up tax, which will first apply to UBS AG’s

financial statements for the year ended 31

December 2023.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

52
Note 1

Basis of accounting (continued)
Currency translation rates
The following table shows the rates of the

main currencies used to translate the

financial information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.23 31.3.23 31.12.22 30.6.22 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
1 CHF
1.12
1.09
1.08
1.05
1.11
1.08
1.04
1.10
1.06
1 EUR
1.09
1.08
1.07
1.05
1.09
1.08
1.06
1.08
1.09
1 GBP
1.27
1.23
1.21
1.22
1.24
1.22
1.25
1.24
1.29
100 JPY
0.69
0.75
0.76
0.74
0.71
0.75
0.76
0.73
0.80
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates.

Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions
may deviate from the weighted average rates for UBS AG.

Note 2

Segment reporting

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group

Functions UBS AG
For the six months ended 30 June 2023
1
Net interest income
2,934
1,529
(14)
(1,093)
(663)
2,694
Non-interest income
6,594
1,163
1,015
5,329
518
14,619
Total revenues
9,528
2,692
1,001
4,236
(145)
17,313
Credit loss expense / (release)
20
26
0
8
0
54
Operating expenses
7,204
1,379
818
3,639
1,305
14,346
Operating profit / (loss) before tax
2,303
1,287
184
588
(1,450)
2,912
Tax expense / (benefit)
776
Net profit / (loss)
2,136
As of 30 June 2023
1
Total assets
375,119
241,726
18,767
363,348
97,357
1,096,318
For the six months ended 30 June 2022
1
Net interest income
2,409
1,057
(7)
104
(182)
3,380
Non-interest income
7,168
1,089
1,958
4,897
37
15,149
Total revenues
9,577
2,146
1,950
5,000
(144)
18,529
Credit loss expense / (release)
(10)
57
0
(24)
2
25
Operating expenses
7,174
1,260
815
3,729
514
13,492
Operating profit / (loss) before tax
2,413
829
1,135
1,295
(660)
5,012
Tax expense / (benefit)
1,026
Net profit / (loss)
3,986
As of 31 December 2022
1
Total assets
388,624
235,330
16,971
391,495
73,016
1,105,436
1 Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2022 for more information about

UBS AG’s reporting segments.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

53
Note 3

Net interest income

For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Interest income from loans and deposits
1
4,804
4,145
1,887
8,949
3,548
Interest income from securities financing transactions measured at amortized cost
2
833
766
209
1,599
327
Interest income from other financial instruments measured

at amortized cost
276
259
118
535
191
Interest income from debt instruments measured at fair

value through other comprehensive income
26
23
6
48
47
Interest income from derivative instruments designated as cash flow hedges

(457)
(376)
160
(833)
413
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
5,483
4,815
2,381
10,298
4,526
Interest expense on loans and deposits
3
3,452
2,909
618
6,361
1,046
Interest expense on securities financing transactions measured at amortized cost
4
474
365
288
839
512
Interest expense on debt issued
656
555
176
1,211
311
Interest expense on lease liabilities
25
25
21
50
43
Total interest expense from financial instruments measured at amortized cost
4,607
3,853
1,103
8,461
1,912
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
876
962
1,278
1,837
2,614
Net interest income from financial instruments measured at fair value through profit or loss and other
430
426
356
856
766
Total net interest income
1,305
1,388
1,634
2,694
3,380
1 Consists of interest income from cash

and balances at central banks,

loans and advances to banks

and customers, and cash collateral

receivables on derivative instruments,

as well as negative interest

on amounts
due to banks,

customer deposits,

and cash collateral

payables on derivative

instruments.

2 Includes interest

income on receivables

from securities financing

transactions and

negative interest, including

fees, on
payables from securities financing transactions.

3 Consists of interest expense on

amounts due to banks,

cash collateral payables on derivative

instruments, customer deposits,

and funding from UBS Group AG,

as
well as negative interest on cash

and balances at central banks, loans and advances to

banks, and cash collateral receivables on derivative instruments.

4 Includes interest expense on payables from securities

financing
transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 4

Net fee and commission income

For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Underwriting fees
131
149
122
280
324
M&A and corporate finance fees
156
178
220
335
456
Brokerage fees
800
880
870
1,681
1,948
Investment fund fees
1,179
1,178
1,233
2,357
2,621
Portfolio management and related services
2,254
2,210
2,298
4,464
4,761
Other
487
480
492
967
993
Total fee and commission income
1
5,008
5,076
5,235
10,083
11,103
of which: recurring
3,496
3,413
3,593
6,909
7,452
of which: transaction-based
1,504
1,639
1,632
3,143
3,621
of which: performance-based
7
24
10
31
29
Fee and commission expense
419
447
450
866
934
Net fee and commission income
4,589
4,628
4,785
9,217
10,169
1 Reflects third-party fee and commission income

for the second quarter of 2023 of

USD
3,134
m for Global Wealth Management (first quarter of

2023: USD
3,145
m; second quarter of 2022: USD
3,281
m), USD
465
m
for Personal & Corporate Banking (first

quarter of 2023: USD
449
m; second quarter of 2022: USD
422
m), USD
673
m for Asset Management (first quarter of

2023: USD
687
m; second quarter of 2022: USD
720
m),
USD
731
m for the Investment Bank (first quarter of 2023: USD
791
m; second quarter of 2022: USD
811
m) and USD
4
m for Group Functions (first quarter of 2023: USD
3
m; second quarter of 2022: USD
1
m).

Note 5

Personnel expenses

For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Salaries and variable compensation
1
3,364
3,356
3,316
6,720
7,001
of which: variable compensation – financial advisors
2
1,110
1,111
1,122
2,222
2,342
Contractors
24
27
30
50
58
Social security
176
220
164
396
392
Post-employment benefit plans
139
174
137
313
320
Other personnel expenses
144
122
116
266
225
Total personnel expenses
3,847
3,898
3,762
7,745
7,996
1 Includes role-based

allowances.

2 Consists of

cash and deferred compensation

awards and is

based on compensable

revenues and firm tenure

using a formulaic approach.

It also includes

expenses related to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

54
Note 6

General and administrative expenses

For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Outsourcing costs
121
124
115
245
221
Technology costs
128
132
126
260
248
Consulting, legal and audit fees
160
108
123
268
227
Real estate and logistics costs
134
119
129
252
253
Market data services
101
99
89
200
182
Marketing and communication
44
34
43
78
74
Travel and entertainment
51
49
43
101
62
Litigation, regulatory and similar matters
1
55
721
220
776
277
Other
1,649
1,596
1,475
3,245
3,052
of which: shared services costs charged by UBS Group AG or its subsidiaries
1,460
1,385
1,348
2,845
2,738
Total general and administrative expenses
2,443
2,983
2,364
5,425
4,597
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15b for more information.

Note 7

Expected credit loss measurement

a) Credit loss expense / release

Total net

credit loss

expenses in

the second

quarter of

2023 were

USD
16
m, reflecting

USD
10
m net

credit loss
releases related to stage 1 and 2 positions and

USD
26
m net credit loss expenses related to stage 3 positions.

Stage 1 and

2

net releases

included: scenario-related

net releases

of USD
42
m; net

expenses of

USD
27
m from
model changes, mainly in Personal & Corporate Banking and the Investment Bank;

and additional net expenses of
USD
5
m

from

book

quality

and

size

changes,

mainly across

the

corporate

and

real

estate

lending

portfolios

of
Personal & Corporate Banking and Global Wealth

Management.
Stage 3

net

credit

loss

expenses

were

USD
26
m,

driven

by

net

expenses

of

USD
21
m

in

Personal

&

Corporate
Banking, which were

primarily due to

a single commodity

trade finance client

(USD
11
m), as well

as ECL on various
corporate lending positions.

b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and political

conditions prevailing in

the second quarter

of 2023 through a

series
of

governance

meetings,

with

input

and

feedback

from

UBS AG

Risk

and

Finance

experts

across

the

business
divisions and regions.

The baseline scenario was updated with the latest macroeconomic forecasts as of 30 June 2023. The assumptions on

a

calendar-year basis

are included

in

the

table below

and

imply a

broadly unchanged

economic outlook

for
2023, the Eurozone

and Switzerland, and

more optimistic projections

for the US.

Compared with the

baseline used
in the

first quarter

of 2023,

the house

price forecast

for the

US and

the Eurozone

in 2023

is less

pessimistic, although
it is slightly more pessimistic for Switzerland.
At the

beginning of

the second

quarter of

2023, UBS AG

replaced the

global crisis

scenario applied

at year-end
2022 and at the end of the

first quarter of 2023 with the mild

debt crisis scenario. Recent economic, market and
political

developments suggest

that

the

scenario

suite

should

be

rebalanced

by

reintroducing

a

mild

downside
scenario. The

mild debt

crisis scenario

covers similar

risks, but

the assumptions

are

milder than

the global

crisis
scenario. Therefore,

the scenario is

less severe. It

assumes that political,

solvency and liquidity

concerns cause a

sell-
off of sovereign debt

in emerging markets

and the peripheral

Eurozone. The global

economy and financial

markets
are negatively affected, and central banks are

assumed to ease their monetary policy.
The stagflationary

geopolitical crisis

scenario and

the asset

price inflation

scenario were

updated based

on the

latest
market

data,

but

the

assumptions

remain

broadly

unchanged.

Refer

to

the

table

below

for

the

scenarios

and
weights applied.
UBS AG kept scenario weights in line with those applied in the first quarter of 2023, with a
15
% weight assigned
to the mild debt crisis scenario instead of the

global crisis scenario, which it replaced.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

55
Note 7

Expected credit loss measurement (continued)
Post-model adjustments
Total

stage 1 and

2

allowances and

provisions amounted

to USD
551
m as

of 30 June

2023

and

included post-
model adjustments (PMA) of USD
131
m (31 March 2023: USD
128
m), as uncertainty levels remain high, including
the geopolitical situation.

Comparison of shock factors
Baseline
Key parameters 2022 2023 2024
Real GDP growth (annual percentage change)
US

2.1
1.4
0.1
Eurozone
3.5
0.8
1.0
Switzerland
2.1
0.9
1.3
Unemployment rate (%, annual average)
US

3.6
3.7
5.1
Eurozone
6.7
6.7
6.9
Switzerland
2.2
2.2
2.5
Fixed income: 10-year government bonds (%, Q4)
USD
3.9
3.7
3.6
EUR
2.6
2.3
2.2
CHF
1.6
1.0
0.9
Real estate (annual percentage change, Q4)

US

7.4
(1.9)
2.1
Eurozone
2.8
(1.2)
1.8
Switzerland
3.9
(0.5)
(1.0)
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.6.23 31.3.23 30.6.22
Asset price inflation
0.0
0.0
0.0
Baseline
60.0
60.0
55.0
Severe Russia–Ukraine conflict scenario – –
25.0
Mild debt crisis

15.0
– –
Stagflationary geopolitical crisis
25.0
25.0
–
Global crisis –
15.0
20.0

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

56
Note 7

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and certain

non-financial instruments

that are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure

to credit risk for

off-balance sheet financial instruments is

calculated
based on the maximum contractual amounts.

USD m 30.6.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
159,425
159,393
32
0
(10)
0
(10)
0
Loans and advances to banks
2
21,395
21,239
157
0
(6)
(5)
(1)
0
Receivables from securities financing transactions
61,977
61,977
0
0
(1)
(1)
0
0
Cash collateral receivables on derivative instruments
35,068
35,068
0
0
0
0
0
0
Loans and advances to customers
397,596
378,647
17,204
1,746
(859)
(182)
(173)
(504)
of which: Private clients with mortgages
163,560
153,443
9,358
758
(154)
(44)
(87)
(23)
of which: Real estate financing
50,054
45,959
4,088
7
(44)
(21)
(23)
0
of which: Large corporate clients
13,444
11,792
1,292
359
(179)
(37)
(29)
(113)
of which: SME clients
12,482
10,776
1,293
413
(256)
(32)
(21)
(203)
of which: Lombard
124,511
124,469
0
42
(26)
(9)
0
(17)
of which: Credit cards
1,939
1,502
403
34
(39)
(8)
(11)
(21)
of which: Commodity trade finance
2,193
2,179
0
15
(110)
(7)
0
(104)
Other financial assets measured at amortized cost
52,180
51,650
377
153
(84)
(16)
(7)
(62)
of which: Loans to financial advisors
2,588
2,287
174
126
(55)
(6)
(2)
(47)
Total financial assets measured at amortized cost
727,642
707,974
17,770
1,898
(961)
(205)
(190)
(566)
Financial assets measured at fair value through other comprehensive income
2,217
2,217
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
729,859
710,191
17,770
1,898
(961)
(205)
(190)
(566)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
23,469
22,430
921
118
(37)
(12)
(7)
(17)
of which: Large corporate clients
3,367
2,598
690
79
(5)
(2)
(2)
0
of which: SME clients
1,423
1,218
167
38
(11)
(1)
(1)
(9)
of which: Financial intermediaries and hedge funds

12,874
12,859
15
0
(11)
(8)
(3)
0
of which: Lombard
3,019
3,019
0
1
(1)
0
0
(1)
of which: Commodity trade finance
2,008
2,008
0
0
(1)
(1)
0
0
Irrevocable loan commitments
40,074
37,920
2,076
78
(93)
(54)
(38)
(2)
of which: Large corporate clients
23,220
21,436
1,731
52
(76)
(44)
(31)
(2)
Forward starting reverse repurchase and securities borrowing agreements
4,972
4,972
0
0
0
0
0
0
Unconditionally revocable loan commitments
44,716
42,915
1,739
63
(43)
(34)
(9)
0
of which: Real estate financing
8,929
8,671
258
0
(6)
(6)
0
0
of which: Large corporate clients
4,566
4,401
158
7
(6)
(3)
(3)
0
of which: SME clients
4,963
4,743
179
40
(19)
(16)
(3)
0
of which: Lombard
8,671
8,670
0
1
0
0
0
0
of which: Credit cards
9,762
9,274
484
4
(7)
(6)
(2)
0
of which: Commodity trade finance
534
534
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
3,811
3,802
7
2
(3)
(2)
0
0
Total off-balance sheet financial instruments and other credit lines
117,043
112,039
4,743
261
(175)
(102)
(54)
(19)
Total allowances and provisions
(1,136)
(307)
(244)
(585)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes USD
7.8
bn against Credit Suisse AG.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

57
Note 7

Expected credit loss measurement (continued)

USD m 31.3.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
144,183
144,144
39
0
(12)
0
(12)
0
Loans and advances to banks
14,773
14,728
45
0
(6)
(5)
0
0
Receivables from securities financing transactions
60,010
60,010
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
32,726
32,726
0
0
0
0
0
0
Loans and advances to customers
395,429
377,266
16,573
1,591
(804)
(152)
(180)
(472)
of which: Private clients with mortgages
159,409
149,701
8,999
709
(171)
(43)
(103)
(25)
of which: Real estate financing
48,672
45,159
3,504
8
(42)
(18)
(24)
0
of which: Large corporate clients
12,943
11,216
1,408
320
(139)
(20)
(16)
(102)
of which: SME clients
13,610
11,781
1,437
392
(243)
(29)
(25)
(189)
of which: Lombard
128,960
128,903
0
57
(26)
(9)
0
(17)
of which: Credit cards
1,831
1,418
381
32
(37)
(8)
(10)
(20)
of which: Commodity trade finance
3,053
3,022
20
10
(96)
(5)
0
(91)
Other financial assets measured at amortized cost
49,289
48,771
372
146
(84)
(17)
(6)
(61)
of which: Loans to financial advisors
2,571
2,323
121
127
(54)
(6)
(2)
(46)
Total financial assets measured at amortized cost
696,411
677,646
17,028
1,737
(908)
(176)
(198)
(534)
Financial assets measured at fair value through other comprehensive income
2,241
2,241
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
698,652
679,887
17,028
1,737
(908)
(176)
(198)
(534)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,670
21,670
887
113
(54)
(13)
(8)
(33)
of which: Large corporate clients
3,476
2,733
668
75
(19)
(2)
(3)
(14)
of which: SME clients
1,368
1,197
133
38
(11)
(1)
(1)
(9)
of which: Financial intermediaries and hedge funds

13,076
13,037
38
0
(11)
(8)
(4)
0
of which: Lombard
2,171
2,170
0
1
(1)
0
0
(1)
of which: Commodity trade finance
1,815
1,815
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,775
37,261
2,400
114
(113)
(57)
(56)
0
of which: Large corporate clients
23,294
21,263
1,948
83
(95)
(47)
(49)
0
Forward starting reverse repurchase and securities borrowing agreements
4,748
4,748
0
0
0
0
0
0
Unconditionally revocable loan commitments
41,970
40,206
1,724
40
(44)
(36)
(8)
0
of which: Real estate financing
8,226
8,037
188
0
(6)
(6)
0
0
of which: Large corporate clients
4,496
4,284
205
7
(5)
(3)
(2)
0
of which: SME clients
4,898
4,656
214
28
(21)
(18)
(3)
0
of which: Lombard
8,166
8,165
0
1
0
0
0
0
of which: Credit cards
9,567
9,078
486
3
(7)
(5)
(2)
0
of which: Commodity trade finance
370
370
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,161
4,126
33
2
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
113,323
108,010
5,044
269
(214)
(108)
(72)
(33)
Total allowances and provisions
(1,121)
(284)
(271)
(567)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

58
Note 7

Expected credit loss measurement (continued)

USD m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
169,445
169,402
44
0
(12)
0
(12)
0
Loans and advances to banks
14,671
14,670
1
0
(6)
(5)
(1)
0
Receivables from securities financing transactions
67,814
67,814
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
35,033
35,033
0
0
0
0
0
0
Loans and advances to customers
390,027
372,903
15,587
1,538
(783)
(129)
(180)
(474)
of which: Private clients with mortgages
156,930
147,651
8,579
699
(161)
(27)
(107)
(28)
of which: Real estate financing
46,470
43,112
3,349
9
(41)
(17)
(23)
0
of which: Large corporate clients
12,226
10,733
1,189
303
(130)
(24)
(14)
(92)
of which: SME clients
13,903
12,211
1,342
351
(251)
(26)
(22)
(203)
of which: Lombard
132,287
132,196
0
91
(26)
(9)
0
(17)
of which: Credit cards
1,834
1,420
382
31
(36)
(7)
(10)
(19)
of which: Commodity trade finance
3,272
3,261
0
11
(96)
(6)
0
(90)
Other financial assets measured at amortized cost
2
53,389
52,829
413
147
(86)
(17)
(6)
(63)
of which: Loans to financial advisors
2,611
2,357
128
126
(59)
(7)
(2)
(51)
Total financial assets measured at amortized cost
730,379
712,651
16,044
1,685
(890)
(154)
(199)
(537)
Financial assets measured at fair value through other comprehensive income
2
2,239
2,239
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
732,618
714,889
16,044
1,685
(890)
(154)
(199)
(537)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,167
19,805
2,254
108
(48)
(13)
(9)
(26)
of which: Large corporate clients
3,663
2,883
721
58
(26)
(2)
(3)
(21)
of which: SME clients
1,337
1,124
164
49
(5)
(1)
(1)
(3)
of which: Financial intermediaries and hedge funds

11,833
10,513
1,320
0
(12)
(8)
(4)
0
of which: Lombard
2,376
2,376
0
1
(1)
0
0
(1)
of which: Commodity trade finance
2,121
2,121
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,996
37,531
2,341
124
(111)
(59)
(52)
0
of which: Large corporate clients
23,611
21,488
2,024
99
(93)
(49)
(45)
0
Forward starting reverse repurchase and securities borrowing agreements
3,801
3,801
0
0
0
0
0
0
Unconditionally revocable loan commitments
43,677
41,809
1,833
36
(40)
(32)
(8)
0
of which: Real estate financing
8,711
8,528
183
0
(6)
(6)
0
0
of which: Large corporate clients
4,578
4,304
268
5
(4)
(1)
(2)
0
of which: SME clients
4,723
4,442
256
26
(19)
(16)
(3)
0
of which: Lombard
7,855
7,854
0
1
0
0
0
0
of which: Credit cards
9,390
8,900
487
3
(7)
(5)
(2)
0
of which: Commodity trade finance
327
327
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,696
4,600
94
2
(2)
(2)
0
0
Total off-balance sheet financial instruments and other credit lines
114,337
107,545
6,522
270
(201)
(106)
(69)
(26)
Total allowances and provisions
(1,091)
(260)
(267)
(564)
1 The carrying amount of financial assets

measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Effective 1 April 2022, a portfolio of assets previously

classified as
Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 10a for more information.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

59
Note 7

Expected credit loss measurement (continued)
The table below provides information about the

ECL gross exposure and the ECL coverage ratio for

UBS AG’s core
loan

portfolios (i.e.,
Loans and

advances to

customers
and

Loans

to financial

advisors
) and

relevant off-balance
sheet exposures.
Cash and

balances at

central banks
,
Loans and

advances to

banks
,
Receivables from

securities
financing transactions ,
Cash collateral

receivables on derivative

instruments

and
Financial assets measured

at fair
value through

other comprehensive income

are not

included in

the table

below, due

to their

lower sensitivity to
ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio 30.6.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
163,714
153,488
9,445
781
9
3
92
8
298
Real estate financing
50,098
45,980
4,111
7
9
5
55
9
26
Total real estate lending
213,812
199,468
13,556
788
9
3
80
8
296
Large corporate clients
13,622
11,829
1,320
472
131
31
217
50
2,391
SME clients
12,737
10,808
1,313
616
201
29
157
43
3,298
Total corporate lending
26,360
22,637
2,634
1,089
165
30
187
47
2,904
Lombard
124,537
124,478
0
59
2
1
0
1
2,873
Credit cards
1,978
1,510
413
55
199
53
255
97
3,821
Commodity trade finance
2,304
2,185
0
118
479
30
351
30
8,770
Other loans and advances to customers
29,466
28,550
773
142
17
9
47
10
1,642
Loans to financial advisors
2,643
2,293
177
173
208
24
140
33
2,707
Total other lending
160,927
159,017
1,363
547
18
3
122
4
3,872
Total
1
401,098
381,122
17,553
2,423
23
5
100
9
2,275
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,406
6,072
324
11
6
5
22
6
60
Real estate financing
9,757
9,477
280
0
6
8
0
6
0
Total real estate lending
16,163
15,549
603
11
6
7
0
6
60
Large corporate clients
31,238
28,520
2,580
138
28
17
141
28
132
SME clients
7,309
6,814
400
95
53
28
257
41
994
Total corporate lending
38,547
35,334
2,980
233
33
19
156
30
482
Lombard
13,912
13,910
0
1
1
1
0
1
0
Credit cards
9,762
9,274
484
4
7
6
37
8
0
Commodity trade finance
2,555
2,555
0
0
2
2
0
2
0
Financial intermediaries and hedge funds
18,519
18,139
380
0
7
5
90
7
0
Other off-balance sheet commitments
12,613
12,306
296
11
14
6
95
8
0
Total other lending
57,361
56,184
1,160
17
7
4
69
5
0
Total
2
112,071
107,067
4,743
261
16
10
114
14
737
Total on- and off-balance sheet
3
513,169
488,189
22,296
2,684
21
6
103
10
2,125
1 Includes Loans and advances to customers and Loans to

financial advisors which are presented on the balance sheet line Othe

r

assets measured at amortized cost.

2 Excludes Forward starting reverse repurchase
and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional)

and the related ECL coverage ratio (bps).

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

60
Note 7

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio 31.3.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
159,580
149,744
9,102
734
11
3
113
9
344
Real estate financing
48,714
45,177
3,529
8
9
4
69
9
22
Total real estate lending
208,294
194,921
12,631
742
10
3
101
9
341
Large corporate clients
13,082
11,236
1,424
422
106
18
115
29
2,424
SME clients
13,853
11,811
1,461
581
175
25
168
41
3,253
Total corporate lending
26,936
23,047
2,886
1,003
142
22
142
35
2,904
Lombard
128,985
128,912
0
74
2
1
0
1
2,286
Credit cards
1,868
1,426
391
52
201
56
255
99
3,793
Commodity trade finance
3,149
3,028
20
101
305
18
11
17
9,001
Other loans and advances to customers
27,002
26,085
825
92
18
7
24
8
3,117
Loans to financial advisors
2,626
2,329
123
174
206
26
145
32
2,659
Total other lending
163,630
161,778
1,360
492
16
3
101
4
4,109
Total
1
398,859
379,746
16,876
2,237
22
4
108
9
2,319
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,377
6,163
212
3
6
5
28
6
340
Real estate financing
9,298
9,101
197
0
7
8
0
7
0
Total real estate lending
15,675
15,263
409
3
6
7
0
6
340
Large corporate clients
31,375
28,390
2,821
165
38
18
190
34
830
SME clients
7,674
7,124
470
80
55
30
245
44
1,114
Total corporate lending
39,049
35,514
3,290
245
41
21
198
36
923
Lombard
12,456
12,455
0
1
1
1
0
1
0
Credit cards
9,567
9,078
486
3
8
6
36
8
0
Commodity trade finance
2,187
2,187
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
18,159
17,680
479
0
7
5
80
7
0
Other off-balance sheet commitments
11,483
11,086
380
17
18
7
66
9
0
Total other lending
53,852
52,485
1,345
22
8
5
60
6
0
Total
2
108,576
103,263
5,044
269
20
10
143
17
1,232
Total on- and off-balance sheet
3
507,435
483,009
21,920
2,506
21
6
116
10
2,202
1 Includes Loans and advances to customers and Loans to

financial advisors which are presented on the balance sheet line Othe

r

assets measured at amortized cost.

2 Excludes Forward starting reverse repurchase
and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional)

and the related ECL coverage ratio (bps).

Coverage ratios for core loan portfolio 31.12.22
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
157,091
147,678
8,686
727
10
2
123
9
381
Real estate financing
46,511
43,129
3,372
9
9
4
70
9
232
Total real estate lending
203,602
190,807
12,059
736
10
2
108
9
379
Large corporate clients
12,356
10,757
1,204
395
105
22
120
32
2,325
SME clients
14,154
12,237
1,364
553
177
22
161
36
3,664
Total corporate lending
26,510
22,994
2,567
949
144
22
142
34
3,106
Lombard
132,313
132,205
0
108
2
1
0
1
1,580
Credit cards
1,869
1,427
393
50
190
46
256
91
3,779
Commodity trade finance
3,367
3,266
0
101
285
18
0
18
8,901
Other loans and advances to customers
23,149
22,333
748
68
18
6
38
7
3,769
Loans to financial advisors
2,670
2,364
130
176
221
28
124
33
2,870
Total other lending
163,368
161,595
1,270
503
16
3
114
3
4,016
Total
1
393,480
375,396
15,896
2,188
21
4
114
8
2,398
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,535
6,296
236
3
5
4
18
4
1,183
Real estate financing
10,054
9,779
275
0
6
7
0
6
0
Total real estate lending
16,589
16,075
511
3
6
6
2
6
1,288
Large corporate clients
32,126
28,950
3,013
163
38
18
165
32
1,263
SME clients
7,122
6,525
499
98
47
30
214
43
304
Total corporate lending
39,247
35,475
3,513
260
40
20
172
34
903
Lombard
12,919
12,918
0
1
2
1
0
1
0
Credit cards
9,390
8,900
487
3
7
5
36
7
0
Commodity trade finance
2,459
2,459
0
0
3
3
0
3
0
Financial intermediaries and hedge funds
18,128
16,464
1,664
0
7
6
25
7
0
Other off-balance sheet commitments
11,803
11,454
346
3
11
8
68
9
0
Total other lending
54,700
52,195
2,498
7
6
5
33
6
0
Total
2
110,537
103,745
6,522
270
18
10
106
16
980
Total on- and off-balance sheet
3
504,016
479,140
22,418
2,458
21
5
112
10
2,242
1 Includes Loans and advances to customers and Loans to

financial advisors which are presented on the balance sheet line Othe

r

assets measured at amortized cost.

2 Excludes Forward starting reverse repurchase
and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional)

and the related ECL coverage ratio (bps).

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

61
Note 8

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first six

months of

2023,

assets and

liabilities that

were

transferred from

Level 2 to

Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.

Determination of fair values from quoted market

prices or valuation techniques
1
30.6.23 31.3.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading
104,834
13,871
1,527
120,232
104,793
12,118
1,099
118,009
96,263
10,284
1,488
108,034
of which: Equity instruments
90,318
453
130
90,901
87,722
295
177
88,193
83,095
789
126
84,010
of which: Government bills / bonds
7,500
2,119
12
9,631
8,902
1,534
23
10,460
5,496
950
18
6,464
of which: Investment fund units
6,123
726
10
6,859
7,187
536
10
7,733
6,673
596
61
7,330
of which: Corporate and municipal bonds
889
9,531
438
10,859
977
7,702
442
9,121
976
6,509
541
8,026
of which: Loans
0
941
821
1,763
0
1,812
329
2,141
0
1,179
628
1,807
of which: Asset-backed securities
4
101
115
220
4
239
118
360
22
261
114
397
Derivative financial instruments
1,042
121,686
1,318
124,046
879
112,066
1,309
114,253
769
147,876
1,464
150,109
of which: Foreign exchange

551
58,332
5
58,889
515
51,733
3
52,251
575
84,882
2
85,459
of which: Interest rate

0
38,982
492
39,474
0
36,339
398
36,737
0
39,345
460
39,805
of which: Equity / index

0
21,944
433
22,378
1
21,180
578
21,759
1
21,542
653
22,195
of which: Credit
0
1,001
361
1,362
0
944
309
1,253
0
719
318
1,038
of which: Commodities
0
1,371
24
1,394
0
1,780
20
1,800
0
1,334
30
1,365
Brokerage receivables
0
21,218
0
21,218
0
21,025
0
21,025
0
17,576
0
17,576
Financial assets at fair value not held for trading
31,296
28,577
3,841
63,714
32,279
30,398
3,834
66,511
26,572
29,110
3,725
59,408
of which: Financial assets for unit-linked
investment contracts
14,740
164
0
14,904
14,004
97
0
14,101
13,071
1
0
13,072
of which: Corporate and municipal bonds
61
11,730
236
12,026
86
13,601
241
13,928
35
14,101
230
14,366
of which: Government bills / bonds
16,144
3,976
0
20,120
17,824
3,140
0
20,965
13,103
3,638
0
16,741
of which: Loans
0
3,766
819
4,585
0
3,706
810
4,516
0
3,602
736
4,337
of which: Securities financing transactions
0
8,751
105
8,856
0
9,670
108
9,779
0
7,590
114
7,704
of which: Auction rate securities
0
0
1,321
1,321
0
0
1,321
1,321
0
0
1,326
1,326
of which: Investment fund units
321
190
210
720
295
183
288
766
307
178
190
675
of which: Equity instruments
29
0
990
1,020
70
0
879
949
57
0
792
849
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
65
2,152
0
2,217
60
2,181
0
2,241
57
2,182
0
2,239
of which: Commercial paper and certificates of
deposit
0
1,926
0
1,926
0
1,921
0
1,921
0
1,878
0
1,878
of which: Corporate and municipal bonds
65
217
0
282
60
233
0
293
57
278
0
335
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities
4,426
0
0
4,426
4,506
0
0
4,506
4,471
0
0
4,471
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets 2
0
0
16
16
0
0
18
18
0
0
21
21
Total assets measured at fair value
141,663
187,505
6,701
335,870
142,516
177,787
6,260
326,563
128,132
207,028
6,698
341,858

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

62
Note 8

Fair value measurement (continued)

Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.6.23 31.3.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading
29,147
6,330
139
35,616
28,332
5,941
101
34,374
23,578
5,823
114
29,515
of which: Equity instruments
20,572
303
73
20,947
19,411
370
58
19,839
16,521
352
78
16,951
of which: Corporate and municipal bonds
31
5,217
61
5,308
33
4,610
38
4,681
36
4,643
27
4,707
of which: Government bills / bonds
7,487
737
0
8,224
7,919
728
0
8,647
5,880
706
1
6,587
of which: Investment fund units
1,057
45
3
1,106
969
204
3
1,176
1,141
84
3
1,229
Derivative financial instruments
974
124,250
2,144
127,367
967
113,051
2,095
116,113
640
152,582
1,684
154,906
of which: Foreign exchange

565
59,112
40
59,718
529
52,706
33
53,267
587
87,897
24
88,508
of which: Interest rate

0
37,861
133
37,994
0
34,317
360
34,677
0
37,429
116
37,545
of which: Equity / index

0
24,398
1,665
26,064
1
23,207
1,365
24,573
0
24,963
1,184
26,148
of which: Credit
0
1,267
260
1,527
0
1,057
286
1,343
0
920
279
1,199
of which: Commodities
0
1,511
30
1,541
0
1,592
33
1,625
0
1,309
52
1,361
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0
43,357
0
43,357
0
43,911
0
43,911
0
45,085
0
45,085
Debt issued designated at fair value
0
68,909
9,832
78,741
0
65,845
9,130
74,974
0
62,603
9,240
71,842
Other financial liabilities designated at fair value
0
29,204
2,221
31,425
0
26,083
1,935
28,018
0
30,055
1,978
32,033
of which: Financial liabilities related to unit-linked
investment contracts
0
15,055
0
15,055
0
14,243
0
14,243
0
13,221
0
13,221
of which: Securities financing transactions
0
11,344
0
11,344
0
9,707
0
9,707
0
15,333
0
15,333
of which: Funding from UBS Group AG
0
979
1,320
2,299
0
903
1,356
2,259
0
508
1,287
1,796
of which: Over-the-counter debt instruments and
others
0
1,826
901
2,727
0
1,230
579
1,809
0
993
691
1,684
Total liabilities measured at fair value
30,121
272,049
14,336
316,506
29,299
254,831
13,260
297,391
24,219
296,148
13,015
333,382
1 Bifurcated embedded

derivatives are presented

on the same balance

sheet lines as their

host contracts and

are not included

in this table.

The fair value

of these derivatives

was not material

for the
periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale,

which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss
when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Reserve balance at the beginning of the period
399
422
425
422
418
Profit / (loss) deferred on new transactions
71
91
86
162
161
(Profit) / loss recognized in the income statement
(75)
(113)
(58)
(188)
(127)
Foreign currency translation
(1)
0
(1)
(1)
(1)
Reserve balance at the end of the period
396
399
451
396
451
The table below summarizes other valuation

adjustment reserves recognized on the balance

sheet.

Other valuation adjustment reserves on the

balance sheet
As of
USD m 30.6.23 31.3.23 31.12.22
Own credit adjustments on financial liabilities designated at fair value
405
624
556
of which: debt issued designated at fair value
115
276
289
of which: other financial liabilities designated at fair value
290
347
266
Credit valuation adjustments
1
(34)
(33)
(33)
Funding valuation adjustments
(102)
(108)
(50)
Debit valuation adjustments
4
6
4
Other valuation adjustments
(726)
(801)
(839)
of which: liquidity
(275)
(299)
(311)
of which: model uncertainty
(451)
(502)
(529)
1 Amount does not include reserves against defaulted counterparties.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

63
Note 8

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 June 2023

and unobservable, and a range of values

for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of
UBS AG’s estimates

and assumptions,

but rather

the different

underlying characteristics

of the

relevant assets

and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 20 Fair
value measurement” in the “Consolidated financial

statements” section of the Annual

Report 2022.

Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.23 31.12.22
USD bn 30.6.23 31.12.22 30.6.23 31.12.22 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds
0.7
0.8
0.1
0.0
Relative value to
market comparable Bond price equivalent
4
99
73
14
112
85
points
Discounted expected
cash flows Discount margin
391
391
412
412
basis
points
Traded loans,

loans
measured at fair value, loan
commitments and
guarantees
1.8
1.7
0.0
0.0
Relative value to
market comparable Loan price equivalent
34
100
98
30
100
97
points
Discounted expected
cash flows Credit spread
200
275
249
200
200
200
basis
points
Market comparable
and securitization
model Credit spread
165
1,544
349
145
1,350
322
basis
points
Auction rate securities
1.3
1.3
Discounted expected
cash flows Credit spread
115
209
156
115
196
144
basis
points
Investment fund units
3
0.2
0.3
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
1.1
0.9
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
9.8
9.2
Other financial liabilities
designated at fair value
2.2
2.0
Discounted expected
cash flows Funding spread
25
175
23
175
basis
points
Derivative financial instruments
Interest rate
0.5
0.5
0.1
0.1
Option model Volatility of interest rates
69
129
75
143
basis
points
Credit
0.4
0.3
0.3
0.3
Discounted expected
cash flows
Credit spreads

9
538
9
565
basis
points
Bond price equivalent
3
281
3
277
points
Equity / index
0.4
0.7
1.7
1.2
Option model Equity dividend yields
0
9
0
20
%
Volatility of equity stocks,
equity and other indices
4
138
4
120
%
Equity-to-FX correlation
(40)
84
(29)
84
%
Equity-to-equity
correlation
(25)
99
(25)
100
%
1 The ranges of significant unobservable inputs are

represented in points, percentages and basis points.

Points are a percentage of par (e.g., 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other financial
liabilities designated at

fair value and

Derivative financial instruments,

as this would

not be meaningful.

3 The range

of inputs is

not disclosed, as

there is a

dispersion of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily

consists of UBS AG structured notes,

which include variable maturity notes with various

equity and foreign exchange underlying risks,

as well as rates-
linked and credit-linked

notes, all of which have

embedded derivative parameters that

are considered to be unobservable.

The equivalent derivative

instrument parameters are presented

in the respective derivative
financial instruments lines in this table.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

64
Note 8

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.6.23 31.3.23 31.12.22
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value, loan commitments and guarantees
12
(6)
12
(13)
19
(12)
Securities financing transactions
27
(18)
27
(29)
33
(37)
Auction rate securities
44
(44)
45
(45)
46
(46)
Asset-backed securities
29
(28)
29
(27)
27
(27)
Equity instruments
193
(169)
188
(164)
183
(161)
Interest rate derivatives, net
5
(18)
20
(13)
18
(12)
Credit derivatives, net
4
(3)
3
(5)
3
(4)
Foreign exchange derivatives, net
6
(6)
4
(5)
10
(5)
Equity / index derivatives, net
350
(318)
371
(338)
361
(330)
Other
60
(56)
93
(105)
39
(62)
Total
730
(666)
791
(744)
738
(696)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred at the beginning of the year.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

65
Note 8

Fair value measurement (continued)

Movements of Level 3 instruments
USD bn
Balance at
the beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance at
the end
of the period
For the six months ended 30 June 2023
2
Financial assets at fair value held for
trading
1.5
0.0
(0.0)
0.2
(0.7)
0.7
0.0
0.1
(0.3)
0.0
1.5
of which: Investment fund units
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
0.0
0.0
of which: Corporate and municipal
bonds
0.5
(0.0)
(0.0)
0.1
(0.2)
0.0
0.0
0.0
(0.0)
0.0
0.4
of which: Loans
0.6
0.0
0.0
0.0
(0.3)
0.7
0.0
0.0
(0.2)
0.0
0.8
Derivative financial instruments –
assets
1.5
(0.2)
(0.2)
0.0
0.0
0.4
(0.2)
0.1
(0.2)
0.0
1.3
of which: Interest rate
0.5
0.0
(0.0)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.5
of which: Equity / index
0.7
(0.2)
(0.1)
0.0
0.0
0.3
(0.2)
0.0
(0.2)
(0.0)
0.4
of which: Credit
0.3
(0.1)
(0.1)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
0.0
0.4
Financial assets at fair value not held
for trading
3.7
0.0
0.0
0.5
(0.4)
0.0
0.0
0.1
(0.1)
0.0
3.8
of which: Loans
0.7
0.0
0.0
0.2
(0.0)
0.0
0.0
0.0
(0.1)
(0.0)
0.8
of which: Auction rate securities
1.3
0.0
0.0
0.0
(0.0)
0.0
0.0
0.0
0.0
0.0
1.3
of which: Equity instruments
0.8
0.0
0.0
0.2
(0.1)
0.0
0.0
0.0
0.0
0.0
1.0
Derivative financial instruments –
liabilities
1.7
0.2
0.2
0.0
0.0
0.7
(0.3)
0.1
(0.3)
0.0
2.1
of which: Interest rate
0.1
(0.0)
0.0
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
0.1
of which: Equity / index
1.2
0.2
0.2
0.0
0.0
0.5
(0.2)
0.0
(0.1)
0.0
1.7
of which: Credit
0.3
(0.0)
(0.0)
0.0
0.0
0.1
0.0
0.1
(0.2)
(0.0)
0.3
Debt issued designated at fair value
9.2
0.5
0.4
0.0
0.0
2.3
(2.0)
0.6
(0.8)
(0.0)
9.8
Other financial liabilities designated at
fair value
2.0
0.1
0.1
0.0
0.0
0.2
(0.0)
0.0
(0.0)
(0.0)
2.2

For the six months ended 30 June 2022
Financial assets at fair value held for
trading
2.3
(0.1)
(0.2)
0.3
(1.3)
1.0
0.0
0.1
(0.3)
(0.0)
1.9
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.0
of which: Corporate and municipal
bonds
0.6
(0.0)
(0.0)
0.2
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.7
of which: Loans
1.4
(0.1)
(0.1)
0.0
(1.2)
1.0
0.0
0.0
(0.2)
(0.0)
1.0
Derivative financial instruments –
assets
1.1
0.5
0.6
0.0
0.0
0.5
(0.4)
0.2
(0.2)
(0.0)
1.8
of which: Interest rate
0.5
0.1
0.1
0.0
0.0
0.0
(0.1)
0.1
(0.1)
(0.0)
0.4
of which: Equity / index
0.4
0.3
0.3
0.0
0.0
0.2
(0.2)
0.0
(0.0)
(0.0)
0.7
of which: Credit
0.2
0.1
0.1
0.0
0.0
0.2
(0.0)
0.1
0.0
0.0
0.6
Financial assets at fair value not held
for trading
4.2
0.1
0.1
0.6
(0.6)
0.0
(0.0)
0.0
(0.1)
(0.1)
4.2
of which: Loans
0.9
(0.0)
(0.0)
0.5
(0.2)
0.0
0.0
0.0
(0.1)
(0.0)
1.0
of which: Auction rate securities
1.6
0.1
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
of which: Equity instruments
0.7
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.0
(0.0)
0.7
Derivative financial instruments –
liabilities
2.2
(0.6)
(0.6)
0.0
0.0
0.9
(0.8)
0.1
(0.1)
(0.1)
1.7
of which: Interest rate
0.3
(0.2)
(0.2)
0.0
0.0
0.1
(0.0)
0.0
0.0
(0.0)
0.1
of which: Equity / index
1.5
(0.3)
(0.3)
0.0
0.0
0.6
(0.7)
0.0
(0.1)
(0.0)
1.1
of which: Credit
0.3
(0.1)
(0.1)
0.0
0.0
0.1
0.0
0.1
(0.0)
(0.0)
0.4
Debt issued designated at fair value
11.9
(1.9)
(1.6)
0.0
0.0
4.2
(2.7)
0.7
(1.3)
(0.4)
10.5
Other financial liabilities designated at
fair value
3.2
(0.7)
(0.7)
0.0
0.0
0.2
(0.1)
0.0
(0.2)
(0.0)
2.4
1 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income.

2 Total Level 3 assets as of 30 June 2023 were USD
6.7
bn (31 December
2022: USD
6.7
bn). Total Level 3 liabilities as of 30 June 2023 were USD
14.3
bn (31 December 2022: USD
13.0
bn).

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

66
Note 8

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 20

Fair value measurement” in the “Consolidated financial statements”
section of the Annual Report 2022.

Financial instruments not measured at fair value
30.6.23 31.3.23 31.12.22
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks
159.4
159.4
144.2
144.2
169.4
169.4
Loans and advances to banks
21.4
21.4
14.8
14.8
14.7
14.6
Receivables from securities financing transactions measured at amortized cost
62.0
62.0
60.0
60.0
67.8
67.8
Cash collateral receivables on derivative instruments
35.1
35.1
32.7
32.6
35.0
35.0
Loans and advances to customers
397.6
385.1
395.4
383.8
390.0
377.7
Other financial assets measured at amortized cost
52.2
51.8
49.3
49.0
53.4
51.0
Liabilities
Amounts due to banks
16.3
16.3
13.6
13.6
11.6
11.6
Payables from securities financing transactions measured at amortized cost
12.3
12.3
9.9
9.9
4.2
4.2
Cash collateral payables on derivative instruments
31.4
31.4
32.2
32.2
36.4
36.4
Customer deposits
521.7
521.4
507.8
507.2
527.2
526.9
Funding from UBS Group AG measured at amortized cost
61.4
60.3
63.1
61.2
56.1
55.7
Debt issued measured at amortized cost
62.6
62.0
54.7
54.0
59.5
58.9
Other financial liabilities measured at amortized cost
1
8.6
8.6
7.5
7.5
7.2
7.2

1 Excludes lease liabilities.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

67
Note 9

Derivative instruments
a) Derivative instruments

As of 30.6.23, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate
39.5
38.0
2,356
15,180
Credit derivatives
1.4
1.5
90
Foreign exchange

58.9
59.7
6,636
78
Equity / index

22.4
26.1
1,001
77
Commodities
1.4
1.5
141
16
Other
3
0.5
0.5
121
Total derivative financial instruments, based on IFRS netting
4
124.0
127.4
10,345
15,351
Further netting potential not recognized on the balance

sheet
5
(114.0)
(116.0)
of which: netting of recognized financial liabilities / assets
(92.8)
(92.8)
of which: netting with collateral received / pledged
(21.2)
(23.2)
Total derivative financial instruments, after consideration of further netting potential
10.1
11.4
As of 31.3.23, USD bn
Derivative financial instruments
Interest rate

36.7
34.7
2,345
13,842
Credit derivatives
1.3
1.3
86
Foreign exchange

52.3
53.3
6,610
56
Equity / index

21.8
24.6
932
76
Commodities
1.8
1.6
146
19
Other
3
0.4
0.6
106
Total derivative financial instruments, based on IFRS netting
4
114.3
116.1
10,224
13,993
Further netting potential not recognized on the balance

sheet
5
(105.4)
(104.3)
of which: netting of recognized financial liabilities / assets
(84.9)
(84.9)
of which: netting with collateral received / pledged
(20.5)
(19.4)
Total derivative financial instruments, after consideration of further netting potential
8.8
11.8
As of 31.12.22, USD bn
Derivative financial instruments
Interest rate

39.8
37.5
2,080
11,255
Credit derivatives
1.0
1.2
74
Foreign exchange

85.5
88.5
6,080
40
Equity / index

22.2
26.1
886
63
Commodities
1.4
1.4
132
18
Other
3
0.2
0.1
50
Total derivative financial instruments, based on IFRS netting
4
150.1
154.9
9,302
11,376
Further netting potential not recognized on the balance

sheet
5
(139.4)
(137.1)
of which: netting of recognized financial liabilities / assets
(110.9)
(110.9)
of which: netting with collateral received / pledged
(28.5)
(26.2)
Total derivative financial instruments, after consideration of further netting potential
10.7
17.8
1 In cases where

derivative financial instruments

are presented on a

net basis on the

balance sheet, the respective

notional values of the

netted derivative financial

instruments are still presented

on a gross basis.
Notional amounts of client-cleared ETD and OTC transacti

ons through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty

or an exchange. The fair

value of these derivatives is

presented on the balance sheet net of the corresponding

cash margin under Cash collateral receivables

on
derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.

3 Includes mainly Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments,

for which the changes in the fair value between

trade date and settlement date are recognized as derivative

financial instruments.

4 Financial assets and liabilities
are presented net on the balance sheet if UBS

AG has the unconditional and legally enforceable right

to offset the recognized amounts,

both in the normal course of business and

in the event of default, bankruptcy
or insolvency of UBS AG or its counterparties,

and intends either to settle on a net basis or to

realize the asset and settle the liability simultaneously.

5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where

not all criteria for a net

presentation on the balance sheet have

been met. Refer to “Note 21

Offsetting financial assets and financial

liabilities” in the “Consolidated
financial statements” section of the Annual Report 2022 for more information.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

68
Note 9

Derivative instruments (continued)
b) Cash collateral on derivative instruments

USD bn
Receivables
30.6.23
Payables
30.6.23
Receivables
31.3.23
Payables
31.3.23
Receivables
31.12.22
Payables
31.12.22
Cash collateral on derivative instruments, based on IFRS netting
1
35.1
31.4
32.7
32.2
35.0
36.4
Further netting potential not recognized on the balance

sheet
2
(22.9)
(18.8)
(18.6)
(17.3)
(22.9)
(21.9)
of which: netting of recognized financial liabilities / assets
(20.3)
(16.1)
(15.6)
(14.3)
(20.9)
(20.0)
of which: netting with collateral received / pledged
(2.6)
(2.6)
(3.0)
(3.0)
(1.9)
(1.9)
Cash collateral on derivative instruments, after consideration of further netting potential
12.1
12.7
14.1
14.9
12.1
14.5
1 Financial assets and liabilities are presented net

on the balance sheet if UBS AG

has the unconditional and legally enforceable

right to offset the recognized amounts,

both in the normal course of business

and in
the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2 Reflects the netting potential
in accordance with enforceable master netting

and similar arrangements where not

all criteria for a net presentation on

the balance sheet have been met.

Refer to “Note 21 Offsetting financial assets

and financial
liabilities” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.

Note 10

Other assets and liabilities

a) Other financial assets measured at

amortized cost

USD m 30.6.23 31.3.23 31.12.22
Debt securities
41,521
40,646
44,594
Loans to financial advisors
2,588
2,571
2,611
Fee- and commission-related receivables
1,822
1,922
1,803
Finance lease receivables
1,376
1,344
1,314
Settlement and clearing accounts

395
542
1,174
Accrued interest income
1,430
1,340
1,276
Other
3,048
924
618
Total other financial assets measured at amortized cost
52,180
49,289
53,389
b) Other non-financial assets

USD m 30.6.23 31.3.23 31.12.22
Precious metals and other physical commodities

4,426
4,506
4,471
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
2,250
2,235
2,205
Prepaid expenses
1,019
848
709
VAT,

withholding tax and other tax receivables
707
1,830
1,405
Properties and other non-current assets held for sale
111
279
279
Other
741
670
583
Total other non-financial assets
9,254
10,367
9,652
1 Refer to Note 15 for more information.

c) Other financial liabilities measured at

amortized cost

USD m 30.6.23 31.3.23 31.12.22
Other accrued expenses
1,543
1,613
1,564
Accrued interest expenses
2,577
1,954
2,008
Settlement and clearing accounts
1,499
1,533
1,060
Lease liabilities
3,105
3,174
3,211
Other

2,948
2,422
2,549
Total other financial liabilities measured at amortized cost
11,673
10,695
10,391
d) Other financial liabilities designated at

fair value

USD m 30.6.23 31.3.23 31.12.22
Financial liabilities related to unit-linked investment contracts
15,055
14,243
13,221
Securities financing transactions
11,344
9,707
15,333
Over-the-counter debt instruments and other
2,727
1,809
1,684
Funding from UBS Group AG
2,299
2,259
1,796
Total other financial liabilities designated at fair value
31,425
28,018
32,033

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

69
Note 10

Other assets and liabilities (continued)
e) Other non-financial liabilities

USD m 30.6.23 31.3.23 31.12.22
Compensation-related liabilities
3,248
2,628
4,424

of which: net defined benefit liability
455
463
449
Current tax liabilities
991
952
1,044
Deferred tax liabilities
212
261
233
VAT,

withholding tax and other tax payables
514
481
472
Deferred income
280
288
233
Other
86
62
84
Total other non-financial liabilities
5,330
4,673
6,489

Note 11

Funding from UBS Group AG measured

at amortized cost

USD m 30.6.23 31.3.23 31.12.22
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)
48,546
47,172
42,073
Senior unsecured debt other than TLAC
1,180
3,606
236
Subordinated debt
11,719
12,315
13,838
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
10,528
11,118
10,654
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,189
1,198
1,187
Total funding from UBS Group AG measured at amortized cost
1
61,445
63,093
56,147
1 UBS AG has also recognized funding from UBS Group AG that is designated at fair value.

Refer to Note 10d for more information.

Note 12

Debt issued designated at fair value

USD m 30.6.23 31.3.23 31.12.22
Issued debt instruments
Equity-linked
1
45,475
44,721
41,901
Rates-linked
15,945
15,797
16,276
Credit-linked
4,230
2,815
2,170
Fixed-rate
8,378
6,673
6,538
Commodity-linked
3,979
4,311
4,294
Other
734
656
663
Total debt issued designated at fair value
78,741
74,974
71,842
of which: issued by UBS AG with original maturity greater than one year
2
64,047
60,268
57,750
1 Includes investment fund

unit-linked instruments

issued.

2 Based on

original contractual maturity

without considering any early

redemption features.

As of 30 June 2023,
100
% of the balance

was unsecured
(31 March 2023:
100
%; 31 December 2022:
100
%).

Note 13

Debt issued measured at amortized cost

USD m 30.6.23 31.3.23 31.12.22
Short-term debt
1
35,590
27,412
29,676
Senior unsecured debt
14,920
15,472
17,892
of which: issued by UBS AG with original maturity greater than one year
14,918
15,472
17,892
Subordinated debt
2,976
2,975
2,968
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments
0
2,438
2,422
of which: eligible as non-Basel III-compliant tier 2 capital instruments
539
538
536
Debt issued through the Swiss central mortgage institutions
9,076
8,873
8,962
Long-term debt
2
26,971
27,320
29,823
Total debt issued measured at amortized cost
3
62,561
54,733
59,499
1 Debt with an original contractual maturity of

less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into

short-term and long

-term does not

consider any early

redemption features.

3 Net of

bifurcated embedded derivatives,

the fair value

of which was

not material

for the

periods
presented.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

70
Note 14

Interest rate benchmark reform
During 2023, UBS AG

has largely completed the

transition of the

remaining USD London

Interbank Offered Rate
(LIBOR) contracts.

The transition

of the

largest remaining

non-derivative exposure,

the US

mortgage portfolio

of
approximately USD
9
bn as

of 31 December

2022, had

been substantially

completed as

of 30 June

2023, with

these
contracts automatically converting to

term Secured Overnight

Financing Rate (SOFR)

from their

next interest rate
reset date

following the

cessation of

the respective

USD LIBOR

rates, i.e.,

30 June 2023.

Corporate loans

in the
Investment Bank have

now either been

transitioned to

alternative rates or

are temporarily utilizing

the last available
USD LIBOR fixing to complete transition,

with a small residual amount relying on

synthetic LIBOR rates.

In August 2022, to

facilitate the transition of derivatives linked to

the USD LIBOR Swap Rate, UBS AG

adhered to
the June 2022 Benchmark

Module of the ISDA 2021

Fallbacks Protocol on the

USD LIBOR Swap Rate. The

majority
of these contracts

had transitioned as

of 30 June 2023,

with a small number

of contracts transitioned

in July 2023.
The

transition

of

USD

LIBOR-cleared

derivatives

has

been

effected

through

industry-wide

central

clearing
counterparty conversion events that occurred

primarily in April and

May 2023. As

of 30 June 2023 the

transition
of these USD LIBOR-linked derivatives has been materially

accomplished.
UBS AG

has approximately

USD
3
bn equivalent

of Japanese

yen- and

US dollar-denominated

funding from

UBS
Group AG that, per

current contractual terms,

if not called on

their respective call

dates, would reset based

directly
on JPY LIBOR and USD LIBOR. In addition, several contracts

providing funding from UBS Group AG reference rates
indirectly derived from IBORs, if they are not called

on their respective call dates. These contracts

have robust IBOR
fallback language and the confirmation of interest

rate calculation mechanics will be communicated

in advance of
any rate resets.

Note 15

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of

total provisions.

USD m 30.6.23 31.3.23 31.12.22
Provisions other than provisions for expected credit losses
3,641
3,673
2,982
Provisions for expected credit losses
1
175
214
201
Total provisions
3,817
3,886
3,183
1 Refer to Note 7c for more information.

The following table presents additional information

for provisions other than provisions for

expected credit losses.

USD m
Litigation,
regulatory and
similar matters 1 Other 2 Total
Balance as of 31 December 2022
2,586
396
2,982
Balance as of 31 March 2023
3,306
366
3,673
Increase in provisions recognized in the income statement
56
12
68
Release of provisions recognized in the income statement
(1)
(3)
(4)
Provisions used in conformity with designated purpose
(83)
(33)
(116)
Foreign currency translation and other movements
3
10
11
21
Balance as of 30 June 2023
3,289
353
3,641
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Mainly includes restructuring provisions and provisions related to real estate, employee benefits and operational risks.

3 Other
movements include capitalized reinstatement costs and unwinding of discount.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

15b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

71
Note 15

Provisions and contingent liabilities

(continued)
b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including litigation, arbitration, and regulatory and criminal investigations. “UBS,” “we”

and “our”, for purposes
of this Note, refer to UBS AG and / or one or more

of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into a

settlement
agreement. This may occur in order to avoid the

expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS makes

provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers

to

be

material

and

others

that

management

believes

to

be

of

significance

to

UBS

due

to

potential
financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision
but

expect disclosure

of that

fact to

prejudice seriously

our position

with other

parties in

the matter

because it
would reveal the fact that UBS believes an outflow

of resources to be probable and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

Note

15a

above. It

is

not

practicable

to

provide

an

aggregate

estimate

of

liability

for

our
litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide
speculative legal assessments

as to claims

and proceedings that

involve unique fact

patterns or novel

legal theories,
that have

not yet

been initiated

or are

at early

stages of

adjudication, or

as to

which alleged

damages have

not
been quantified by

the claimants. Although

UBS therefore cannot

provide a numerical

estimate of the

future losses
that could arise from litigation,

regulatory and similar matters,

UBS believes that the aggregate

amount of possible
future losses from this class that are more than

remote substantially exceeds the level of current

provisions.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

72
Note 15

Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

risk

of

loss

associated with

litigation, regulatory

and

similar matters

is

a

component of

operational risk

for
purposes of determining

capital requirements.

Information concerning

our capital requirements

and the calculation
of operational risk for this purpose is included

in the “Capital management” section

of this report.

Provisions for litigation, regulatory and similar matters

by business division and in Group Functions
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management Investment Bank Group Functions Total
Balance as of 31 December 2022
1,182
159
8
308
928
2,586
Balance as of 31 March 2023
1,193
161
8
351
1,594
3,306
Increase in provisions recognized in the income statement
35
0
1
20
0
56
Release of provisions recognized in the income statement
(1)
0
0
0
0
(1)
Provisions used in conformity with designated purpose
(37)
0
(1)
(45)
0
(83)
Foreign currency translation / unwind of discount
7
1
0
1
1
10
Balance as of 30 June 2023
1,196
162
8
327
1,595
3,289
1 Provisions, if any, for the matters described in item 3 of this Note are recorded in Global Wealth Management,

and provisions, if any, for the matters described in item 2 are recorded in Group Functions.

Provisions,
if any, for

the matters described in

items 1 and 5

of this Note are

allocated between Global

Wealth Management and

Personal & Corporate

Banking, and provisions,

if any, for

the matters described

in item 4 are
allocated between the Investment Bank and Group Functions.
1. Inquiries regarding cross-border wealth management

businesses

Tax and

regulatory authorities

in a

number of

countries have

made inquiries,

served requests

for information

or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by UBS and other financial

institutions.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“ caution ”) of EUR
1.1
bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and of

laundering the

proceeds of

tax fraud.

The court

imposed fines

aggregating
EUR
3.7
bn on UBS AG and UBS (France) S.A. and awarded EUR
800
m of civil damages to the French state. A trial
in the French Court of Appeal

took place in March 2021. In December 2021,

the Court of Appeal found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR
3.75
m, the

confiscation of

EUR
1
bn, and

awarded civil

damages to

the French

state of

EUR
800
m. UBS

AG
has filed an appeal with the French Supreme Court. A hearing in the

Supreme Court is currently scheduled for 27
September 2023. The fine

and confiscation imposed by

the Court of Appeal are suspended

during the appeal. The
civil damages award has been paid to the French

state (EUR
99
m of which was deducted from the bail),

subject to
the result of UBS’s appeal.
Our

balance sheet

at 30 June

2023 reflected

provisions with

respect to

this matter

in

an amount

of EUR
1.1
bn
(USD
1.2
bn).

The

wide

range

of

possible

outcomes

in

this

case

contributes

to

a

high

degree

of

estimation
uncertainty and the provision

reflects our best estimate

of possible financial implications,

although actual penalties
and civil damages could exceed (or may be less

than) the provision amount.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

73
Note 15

Provisions and contingent liabilities

(continued)
2. Claims related to sales of residential mortgage-backed

securities and mortgages
From 2002

through 2007,

prior to

the crisis

in the

US residential

loan market,

UBS was

a substantial

issuer and
underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of

US residential
mortgages.

In 2018,

the DOJ

filed a

civil complaint

in the

District Court

for the

Eastern District

of New

York. The

complaint
seeks unspecified civil monetary

penalties under the

Financial Institutions Reform, Recovery and

Enforcement Act
of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved
to dismiss the

civil complaint in 2019.

Later in 2019, the

district court denied UBS’s

motion to dismiss. In

August
2023, UBS reached a settlement

with the DOJ, under

which UBS paid USD
1.435
bn to resolve all civil

claims by the
DOJ.
Our

balance sheet

at 30

June

2023 reflected

a

provision with

respect to

matters described

in

this

item 2

in

an
amount that UBS believed to be appropriate

under the applicable accounting standard.
3. Madoff
In relation to

the Bernard L.

Madoff Investment Securities

LLC (BMIS) investment

fraud, UBS AG,

UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission de

Surveillance

du Secteur Financier.

Those inquiries

concerned two

third-party funds

established

under
Luxembourg law, substantially all assets of which were with

BMIS, as well as certain funds

established in offshore
jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg
funds are

in liquidation.

The documentation

establishing both

funds identifies

UBS entities

in various

roles, including
custodian,

administrator,

manager,

distributor

and

promoter,

and

indicates

that

UBS

employees

serve

as

board
members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR
2.1
bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against

UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD
2
bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims except

those for

the recovery

of approximately

USD
125
m of

payments alleged

to be

fraudulent
conveyances

and

preference

payments.

In

2016,

the

bankruptcy

court

dismissed

these

claims

against

the

UBS
entities. In 2019,

the Court of Appeals

reversed the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court

subsequently denied

a petition seeking

review of the

Court of Appeals’

decision. The case

has been
remanded to the Bankruptcy Court for further

proceedings.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

74
Note 15

Provisions and contingent liabilities

(continued)
4. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign exchange

markets and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses.
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in other jurisdictions against

UBS and other banks on

behalf of putative classes of

persons who engaged in foreign
currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with

the defendant banks

and persons who

transacted in foreign

exchange futures
contracts and options on such futures

under a settlement agreement that

provides for UBS to pay an

aggregate of
USD
141
m and

provide cooperation

to the

settlement classes.

Certain class

members have

excluded themselves
from that

settlement

and have

filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging
violations of

US and

European competition laws

and unjust

enrichment. UBS

and the

other banks

have resolved
those individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In 2022,

the court

denied plaintiffs’

motion for

class certification.

In March
2023, the court granted defendants’ summary

judgment motion, dismissing the case. Plaintiffs

have appealed.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS

was granted conditional leniency or

conditional immunity from authorities
in certain jurisdictions,

including the Antitrust

Division of the DOJ

and the Swiss Competition

Commission (WEKO),
in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the

Secretariat of WEKO has asserted that UBS does

not qualify for full
immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark

interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

75
Note 15

Provisions and contingent liabilities

(continued)
USD LIBOR class

and individual

actions in

the US:
In 2013

and 2015,

the district

court in

the USD LIBOR

actions
dismissed, in whole or in

part, certain plaintiffs’ antitrust

claims, federal racketeering claims,

Commodity Exchange
Act claims, and state common law

claims, and again dismissed the

antitrust claims in 2016 following

an appeal. In
2021, the

Second Circuit affirmed

the district court’s

dismissal in part

and reversed in

part and remanded

to the
district

court

for

further

proceedings.

The

Second

Circuit,

among

other

things,

held

that

there

was

personal
jurisdiction over

UBS and

other foreign

defendants. Separately,

in 2018,

the Second

Circuit reversed

in part

the
district court’s

2015 decision

dismissing certain

individual plaintiffs’

claims and

certain of

these actions

are now
proceeding. In 2018, the district court

denied plaintiffs’ motions for class certification in

the USD class actions for
claims pending

against UBS,

and plaintiffs

sought permission

to appeal

that ruling

to the

Second Circuit.

The Second
Circuit denied the petition

to appeal.

In 2020, an

individual action was filed

in the Northern District

of California
against UBS and numerous other banks alleging that the

defendants conspired to fix the interest rate used as

the
basis for

loans to

consumers by jointly

setting the USD LIBOR

rate and

monopolized the market

for LIBOR-based
consumer

loans

and

credit

cards.

In

September

2022,

the

court

granted

defendants’

motion

to

dismiss

the
complaint in its

entirety, while allowing plaintiffs

the opportunity to file

an amended complaint. Plaintiffs filed

an
amended complaint in October 2022, and defendants

have moved to dismiss the amended complaint.
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR –
In 2017, the court dismissed one Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In

2020, the appeals

court reversed the

dismissal and, subsequently, plaintiffs

in that action

filed
an amended complaint

focused on Yen

LIBOR. In 2022,

the court granted

UBS’s motion for

reconsideration and
dismissed the case against UBS. The dismissal of the case against UBS could be appealed following the disposition
of the case against the remaining defendant in the

district court.

CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing

grounds and failure to state a

claim.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

2019.

Plaintiffs
appealed. In

2021, the

Second Circuit

granted the

parties’ joint

motion to

vacate the

dismissal and

remand the

case
for further

proceedings. Plaintiffs

filed a

third amended

complaint in

November 2022

and defendants

moved to
dismiss the amended complaint in January

2023.
EURIBOR

–

In

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the

case

as

to

UBS

and

certain

other

foreign
defendants for lack of personal jurisdiction.

Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action

in 2019. Plaintiffs have appealed.
Government bonds:

Putative class actions

have been filed

since 2015 in

US federal courts

against UBS and

other
banks

on

behalf

of

persons

who

participated

in

markets

for

US

Treasury

securities

since

2007.

A

consolidated
complaint was filed in 2017 in the US District Court

for the Southern District of New York alleging that the banks colluded with

respect to,

and manipulated

prices of,

US Treasury

securities sold

at auction

and in

the secondary
market and

asserting claims under

the antitrust

laws and

for unjust

enrichment. Defendants’ motions

to dismiss
the consolidated complaint

were granted in 2021.

Plaintiffs filed an amended

complaint, which defendants

moved
to dismiss later in 2021. In March 2022, the court granted

defendants’ motion to dismiss that complaint.

Plaintiffs
have

appealed the

dismissal. Similar

class

actions have

been

filed concerning

European government

bonds and
other government bonds.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

76
Note 15

Provisions and contingent liabilities

(continued)
In

2021,

the

European Commission

issued

a

decision finding

that

UBS

and

six

other

banks

breached European
Union antitrust rules in 2007–2011

relating to European government

bonds. The European Commission

fined UBS
EUR
172
m. UBS is appealing the amount of the fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, our balance sheet at 30 June 2023

reflected a provision in an amount

that UBS believes to be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
5. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party and

intra-group investment funds and structured

products must be disclosed and
surrendered to

clients

who have

entered

into

a

discretionary mandate

agreement with

the

firm,

absent

a

valid
waiver. FINMA issued

a supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has met
the FINMA requirements and has notified

all potentially affected clients.
The Supreme

Court decision

has resulted, and

continues to

result, in a

number of

client requests

for UBS to

disclose
and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution fees.
Our

balance sheet

at 30 June

2023 reflected

a

provision with

respect

to matters

described in

this

item

5

in

an
amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client

requests and the resolution

thereof, factors that are

difficult to predict

and assess. Hence, as

in
the case of

other matters for which

we have established provisions,

the future outflow

of resources in

respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

77
Note 16

Supplemental guarantor information

required under SEC regulations
Joint liability of UBS Switzerland AG
In

2015,

the

Personal

&

Corporate

Banking

and

Wealth

Management

businesses

booked

in

Switzerland

were
transferred from UBS AG

to UBS

Switzerland AG through

an asset

transfer in accordance

with the

Swiss Merger
Act. Under the

terms of the

asset transfer agreement,

UBS Switzerland AG

assumed joint liability

for contractual
obligations of UBS AG existing

on the asset transfer

date, including the full

and unconditional guarantee

of certain
registered

debt

securities

issued

by

UBS AG.

To

reflect

this

joint

liability,

UBS

Switzerland

AG

is

presented

in

a
separate column as a subsidiary co-guarantor.
The joint liability of UBS

Switzerland AG for contractual obligations of UBS AG decreased in the first half of 2023
by USD
0.8
bn to USD
3.5
bn as of 30 June

2023. The decrease substantially

relates to a combination

of contractual
maturities, early extinguishments, fair value

movements and foreign currency effects.
Supplemental guarantor information
The following tables provide supplemental guarantor

information that is required under SEC

regulations.

Supplemental guarantor consolidated

income statement
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2023
Interest income from financial instruments measured at

amortized cost and
fair value through other comprehensive income
4,911
3,248
4,399
(2,260)
10,298
Interest expense from financial instruments measured at

amortized cost
(6,508)
(1,085)
(3,543)
2,675
(8,461)
Net interest income from financial instruments measured

at fair value through
profit or loss and other
461
343
460
(407)
856
Net interest income
(1,136)
2,506
1,316
8
2,694
Other net income from financial instruments measured

at fair value through
profit or loss
3,605
505
533
366
5,009
Fee and commission income
1,384
2,557
6,457
(314)
10,083
Fee and commission expense
(345)
(233)
(601)
314
(866)
Net fee and commission income
1,038
2,324
5,855
0
9,217
Other income
2,166
118
527
(2,418)
392
Total revenues
5,673
5,453
8,231
(2,045)
17,313
Credit loss expense / (release)
1
21
29
3
54
Personnel expenses
1,670
1,092
4,983
0
7,745
General and administrative expenses
1,834
1,735
3,216
(1,360)
5,425
Depreciation, amortization and impairment of non-financial

assets
427
198
605
(54)
1,176
Operating expenses
3,931
3,025
8,804
(1,414)
14,346
Operating profit / (loss) before tax
1,741
2,407
(602)
(634)
2,912
Tax expense / (benefit)
50
436
241
48
776
Net profit / (loss)
1,691
1,971
(843)
(683)
2,136
Net profit / (loss) attributable to non-controlling interests
0
0
12
0
12
Net profit / (loss) attributable to shareholders
1,691
1,971
(855)
(683)
2,124
1 Amounts presented for UBS

AG standalone and UBS

Switzerland AG standalone represent

IFRS standalone information. Refer

to the UBS AG

standalone and UBS Switzerland

AG standalone financial statements
under “Complementary

financial information”

at ubs.com/investors

for information

prepared in

accordance

with Swiss

GAAP.

2

The

”Other subsidiaries“

column includes

consolidated information

for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

78
Note 16

Supplemental guarantor information

required under SEC regulations (continued)

Supplemental guarantor consolidated

statement of comprehensive income
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2023
Comprehensive income attributable to shareholders
Net profit / (loss)
1,691
1,971
(855)
(683)
2,124
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
10
470
63
(297)
246
Financial assets measured at fair value through other comprehensive income, net of tax
1
1
1
Cash flow hedges, net of tax
40
108
(79)
(5)
64
Cost of hedging, net of tax
6
(1)
6
Total other comprehensive income that may be reclassified to the income statement, net of tax
57
578
(16)
(302)
317
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
3
(18)
2
(12)
Own credit on financial liabilities designated at fair value, net of tax
(100)
(100)
Total other comprehensive income that will not be reclassified to the income statement, net of tax
(96)
(18)
2
(112)
Total other comprehensive income
(39)
560
(14)
(302)
206
Total comprehensive income attributable to shareholders
1,652
2,531
(870)
(985)
2,329
Total comprehensive income attributable to non-controlling interests
14
14
Total comprehensive income
1,652
2,531
(856)
(985)
2,343
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors, for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

79
Note 16

Supplemental guarantor information

required under SEC regulations (continued)

Supplemental guarantor consolidated

balance sheet
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 30 June 2023
Assets
Cash and balances at central banks
41,403
84,668
33,354
159,425
Amounts due from banks
58,247
6,891
16,479
(60,222)
21,395
Receivables from securities financing transactions measured at amortized cost
48,438
827
39,088
(26,375)
61,977
Cash collateral receivables on derivative instruments
36,017
1,832
10,757
(13,538)
35,068
Loans and advances to customers
91,603
239,061
97,024
(30,091)
397,596
Other financial assets measured at amortized cost
23,165
8,674
23,093
(2,753)
52,180
Total financial assets measured at amortized cost
298,872
341,954
219,795
(132,979)
727,642
Financial assets at fair value held for trading
106,625
124
15,466
(1,982)
120,232
of which: assets pledged as collateral that may be
sold or repledged by counterparties
45,553
1
7,170
(13,156)
39,568
Derivative financial instruments
122,172
4,810
30,912
(33,849)
124,046
Brokerage receivables
11,314
9,905
0
21,218
Financial assets at fair value not held for trading
53,343
4,255
30,637
(24,522)
63,714
Total financial assets measured at fair value through profit or loss
293,455
9,189
86,919
(60,353)
329,210
Financial assets measured at fair value

through other comprehensive income
1,935
282
2,217
Investments in subsidiaries and associates
50,969
34
0
(49,894)
1,109
Property, equipment and software
5,904
1,707
3,847
(265)
11,193
Goodwill and intangible assets
212
6,064
5
6,281
Deferred tax assets
1,752
263
7,479
(83)
9,411
Other non-financial assets
6,354
1,697
1,193
10
9,254
Total assets
659,454
354,843
325,579
(243,558)
1,096,318
Liabilities
Amounts due to banks

45,557
42,309
60,365
(131,941)
16,290
Payables from securities financing transactions measured at
amortized cost
21,049
439
17,170
(26,338)
12,320
Cash collateral payables on derivative instruments
32,431
1,361
11,108
(13,456)
31,445
Customer deposits
97,967
276,512
119,750
27,428
521,657
Funding from UBS Group AG measured at amortized cost
61,445
61,445
Debt issued measured at amortized cost
53,535
9,083
1
(57)
62,561
Other financial liabilities measured at amortized cost
5,598
3,076
6,118
(3,119)
11,673
Total financial liabilities measured at amortized cost
317,581
332,780
214,513
(147,482)
717,392
Financial liabilities at fair value held for trading
30,727
351
6,321
(1,784)
35,616
Derivative financial instruments
125,014
5,316
30,850
(33,813)
127,367
Brokerage payables designated at fair value
29,158
14,204
(4)
43,357
Debt issued designated at fair value
78,084
783
(127)
78,741
Other financial liabilities designated at fair value
20,073
22,163
(10,811)
31,425
Total financial liabilities measured at fair value through profit or loss
283,056
5,667
74,321
(46,539)
316,506
Provisions
1,889
215
1,713
(1)
3,817
Other non-financial liabilities
1,205
1,098
2,943
84
5,330
Total liabilities
603,731
339,760
293,491
(193,938)
1,043,044
Equity attributable to shareholders
55,723
15,083
31,736
(49,620)
52,922
Equity attributable to non-controlling interests
352
352
Total equity
55,723
15,083
32,088
(49,620)
53,274
Total liabilities and equity
659,454
354,843
325,579
(243,558)
1,096,318
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG

standalone financial statements,
available under “Complementary financial information” at ubs.com/investors, for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

80
Note 16

Supplemental guarantor information

required under SEC regulations (continued)

Supplemental guarantor consolidated statement

of cash flows
USD m
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the six months ended 30 June 2023
Net cash flow from / (used in) operating activities
(17,054)
699
(2,755)
(19,110)
Cash flow from / (used in) investing activities
Disposal of subsidiaries, associates and intangible assets
2
35
35
Purchase of property, equipment and software
(220)
(142)
(307)
(669)
Purchase of financial assets measured at fair value through other comprehensive income
(2,392)
(52)
(2,444)
Disposal and redemption of financial assets measured at

fair value through other comprehensive
income
2,408
60
2,468
Purchase of debt securities measured at amortized cost
(5,005)
(1,059)
(1,477)
(7,541)
Disposal and redemption of debt securities measured at amortized cost
1,141
1,421
2,097
4,659
Net cash flow from / (used in) investing activities
(4,033)
220
321
(3,492)
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost
5,519
4
32
5,555
Distributions paid on UBS AG shares
(6,000)
(6,000)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
50,162
479
500
51,141
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(43,322)
(645)
(124)
(44,091)
Net cash flows from other financing activities
(124)
0
(118)
(242)
Net activity related to group internal capital transactions and dividends
5,128
(2,944)
(2,185)
0
Net cash flow from / (used in) financing activities
11,363
(3,106)
(1,895)
6,362
Total cash flow
Cash and cash equivalents at the beginning of the year
63,608
86,232
45,359
195,200
Net cash flow from / (used in) operating, investing and financing activities
(9,724)
(2,187)
(4,329)
(16,239)
Effects of exchange rate differences on cash and cash equivalents
(472)
2,470
2
1,999
Cash and cash equivalents at the end of the period
4
53,412
86,515
41,032
180,959
1 Cash flows generally represent a third-party

view from a UBS AG consolidated

perspective, except for Net activity

related to group internal capital transactions

and dividends.

2 Includes dividends received from
associates.

3 Includes funding from UBS Group AG to UBS AG.

4 Consists of balances with an original maturity of three months or less. USD
3,073
m were restricted.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

81
Note 16

Supplemental guarantor information

required under SEC regulations (continued)

Supplemental guarantor consolidated

income statement
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2022
Interest income from financial instruments measured at

amortized cost and
fair value through other comprehensive income
1,506
1,775
1,638
(393)
4,526
Interest expense from financial instruments measured at

amortized cost
(1,629)
(238)
(643)
597
(1,912)
Net interest income from financial instruments measured

at fair value through
profit or loss and other
557
238
136
(165)
766
Net interest income
434
1,775
1,132
39
3,380
Other net income from financial instruments measured

at fair value through
profit or loss
2,373
469
468
535
3,845
Fee and commission income
1,634
2,606
7,230
(366)
11,103
Fee and commission expense
(373)
(247)
(678)
363
(934)
Net fee and commission income
1,261
2,359
6,552
(3)
10,169
Other income
3,653
104
1,944
(4,567)
1,135
Total revenues
7,721
4,708
10,095
(3,995)
18,529
Credit loss expense / (release)
(31)
58
(4)
2
25
Personnel expenses
1,782
1,031
5,183
0
7,996
General and administrative expenses
1,642
1,688
2,596
(1,330)
4,597
Depreciation, amortization and impairment of non-financial

assets
432
158
366
(55)
900
Operating expenses
3,856
2,877
8,145
(1,385)
13,492
Operating profit / (loss) before tax
3,896
1,774
1,954
(2,612)
5,012
Tax expense / (benefit)
(18)
322
557
165
1,026
Net profit / (loss)
3,914
1,452
1,397
(2,777)
3,986
Net profit / (loss) attributable to non-controlling interests
0
0
18
0
18
Net profit / (loss) attributable to shareholders
3,914
1,452
1,379
(2,777)
3,968
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG

standalone financial statements
under “Complementary financial

information” at ubs.com/investors

for information prepared

in accordance with

Swiss GAAP.

2 The

”Other subsidiaries“

column includes

consolidated information for

the UBS
Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

82
Note 16

Supplemental guarantor information

required under SEC regulations (continued)

Supplemental guarantor consolidated

statement of comprehensive income
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the six months ended 30 June 2022
Comprehensive income attributable to shareholders
Net profit / (loss)
3,914
1,452
1,379
(2,777)
3,968
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
(107)
(688)
(647)
641
(801)
Financial assets measured at fair value through other comprehensive income, net of tax
3
(6)
10
0
3
Cash flow hedges, net of tax
(1,970)
(889)
(492)
(3)
(3,355)
Cost of hedging, net of tax
98
98
Total other comprehensive income that may be reclassified to the income statement, net of tax
(1,986)
(1,576)
(1,130)
637
(4,055)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
266
(94)
57
0
229
Own credit on financial liabilities designated at fair value, net of tax
693
693
Total other comprehensive income that will not be reclassified to the income statement, net of tax
960
(94)
57
0
922
Total other comprehensive income
(1,027)
(1,671)
(1,073)
637
(3,133)
Total comprehensive income attributable to shareholders
2,888
(219)
307
(2,140)
835
Total comprehensive income attributable to non-controlling interests
9
9
Total comprehensive income
2,888
(219)
316
(2,140)
844
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors, for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG

significant sub-groups, as well as standalone information for other subsidiaries.

3 Effective 1 April 2022, a portfolio of assets previously
classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 10a for more information.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

83
Note 16

Supplemental guarantor information

required under SEC regulations (continued)

Supplemental guarantor consolidated

balance sheet
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 31 December 2022
Assets
Cash and balances at central banks
48,689
84,465
36,291
0
169,445
Amounts due from banks
39,691
6,357
19,063
(50,441)
14,671
Receivables from securities financing transactions measured at amortized cost
51,493
903
34,110
(18,691)
67,814
Cash collateral receivables on derivative instruments
35,594
1,221
10,074
(11,856)
35,033
Loans and advances to customers
90,168
229,861
101,231
(31,233)
390,027
Other financial assets measured at amortized cost
24,005
9,532
21,880
(2,029)
53,389
Total financial assets measured at amortized cost
289,641
332,339
222,649
(114,250)
730,379
Financial assets at fair value held for trading
95,810
173
13,899
(1,848)
108,034
of which: assets pledged as collateral that may be
sold or repledged by counterparties
41,056
0
5,578
(9,892)
36,742
Derivative financial instruments
149,447
5,925
35,106
(40,368)
150,109
Brokerage receivables
9,763
0
7,814
0
17,576
Financial assets at fair value not held for trading
45,302
4,354
26,843
(17,091)
59,408
Total financial assets measured at fair value through profit or loss
300,321
10,453
83,661
(59,308)
335,127
Financial assets measured at fair value

through other comprehensive income
1,953
0
286
0
2,239
Investments in subsidiaries and associates
54,323
33
0
(53,255)
1,101
Property, equipment and software
5,852
1,654
4,077
(267)
11,316
Goodwill and intangible assets
213
0
6,050
5
6,267
Deferred tax assets
1,624
276
7,470
(16)
9,354
Other non-financial assets
6,930
1,768
951
4
9,652
Total assets
660,856
346,522
325,144
(227,087)
1,105,436
Liabilities
Amounts due to banks

41,395
37,123
51,555
(118,477)
11,596
Payables from securities financing transactions measured at
amortized cost
9,425
247
13,303
(18,774)
4,202
Cash collateral payables on derivative instruments
35,528
1,518
11,191
(11,800)
36,436
Customer deposits
98,628
273,316
132,619
22,608
527,171
Funding from UBS Group AG measured at amortized cost
56,147
0
0
56,147
Debt issued measured at amortized cost
50,706
8,965
1
(173)
59,499
Other financial liabilities measured at amortized cost
4,903
2,221
5,554
(2,287)
10,391
Total financial liabilities measured at amortized cost
296,733
323,391
214,222
(128,903)
705,442
Financial liabilities at fair value held for trading
25,059
183
5,843
(1,570)
29,515
Derivative financial instruments
153,778
6,177
35,314
(40,363)
154,906
Brokerage payables designated at fair value
32,346
0
12,746
(7)
45,085
Debt issued designated at fair value
71,444
0
508
(110)
71,842
Other financial liabilities designated at fair value
17,888
0
17,074
(2,928)
32,033
Total financial liabilities measured at fair value through profit or loss
300,514
6,360
71,484
(44,977)
333,382
Provisions
1,904
239
1,041
(2)
3,183
Other non-financial liabilities
1,630
1,019
3,742
98
6,489
Total liabilities
600,782
331,009
290,490
(173,785)
1,048,496
Equity attributable to shareholders
60,075
15,513
34,313
(53,303)
56,598
Equity attributable to non-controlling interests
342
0
342
Total equity
60,075
15,513
34,655
(53,303)
56,940
Total liabilities and equity
660,856
346,522
325,144
(227,087)
1,105,436
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors, for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

UBS AG Second quarter 2023 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

84
Note 16

Supplemental guarantor information

required under SEC regulations (continued)

Supplemental guarantor consolidated

statement of cash flows
USD m
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the six months ended 30 June 2022
Net cash flow from / (used in) operating activities
13,625
6,134
(3,121)
16,639
Cash flow from / (used in) investing activities
Disposal of subsidiaries, associates and intangible assets
2
31
880
911
Purchase of property, equipment and software
(276)
(145)
(275)
(695)
Disposal of property, equipment and software
3
0
0
3
Purchase of financial assets measured at fair value through other comprehensive income
(2,275)
(547)
(2,821)
Disposal and redemption of financial assets measured at

fair value through other comprehensive
income
1,498
794
2,291
Purchase of debt securities measured at amortized cost
(5,879)
(622)
(1,666)
(8,167)
Disposal and redemption of debt securities measured at amortized cost
2,160
313
1,440
3,914
Net cash flow from / (used in) investing activities
(4,738)
(454)
627
(4,565)
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost
(10,421)
(3)
(16)
(10,440)
Distributions paid on UBS AG shares
(4,200)
(4,200)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
48,258
550
48
48,856
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(35,671)
(385)
(253)
(36,309)
Net cash flows from other financing activities
(130)
(211)
(341)
Net activity related to group internal capital transactions and dividends
4,092
(2,088)
(2,004)
0
Net cash flow from / (used in) financing activities
1,929
(1,926)
(2,436)
(2,433)
Total cash flow
Cash and cash equivalents at the beginning of the year
57,895
92,799
57,061
207,755
Net cash flow from / (used in) operating, investing and financing activities
10,816
3,755
(4,930)
9,642
Effects of exchange rate differences on cash and cash equivalents
(3,671)
(4,342)
(1,635)
(9,648)
Cash and cash equivalents at the end of the period
4
65,040
92,212
50,496
207,748
1 Cash flows generally represent

a third-party view from a UBS

AG consolidated perspective,

except for Net activity related

to group internal capital transactions

and dividends.

2 Includes cash proceeds from

the
sale of UBS AG’s shareholding in its Japanese

real estate joint venture, Mitsubishi Corp.-UBS Realty Inc.,

and dividends received from associates.

3 Includes funding from UBS Group AG to UBS AG.

4 Consists of
balances with an original maturity of three months or less. USD
4,434
m were restricted.

UBS AG Second quarter 2023 report |
Standalone financial information | UBS AG

interim standalone financial information

(unaudited)

85
Standalone financial information
Unaudited

UBS AG interim standalone financial information
(unaudited)
86
Income statement
87
Balance sheet

Basis of accounting

UBS AG Second quarter 2023 report |
Standalone financial information | UBS AG

interim standalone financial information

(unaudited)

86
UBS AG interim standalone financial information (unaudited)

Income statement
USD m CHF m
Year-to-date Year-to-date
30.6.23 30.6.22 30.6.23 30.6.22
Interest and discount income
1
8,075 2,120 7,357 2,002
Interest and dividend income from trading portfolio
1
1,403 1,167 1,279 1,103
Interest and dividend income from financial investments 549 90 501 85
Interest expense
2
(11,255) (3,060) (10,249) (2,904)
Gross interest income (1,228) 316 (1,113) 286
Credit loss (expense) / release 3 27 3 25
Net interest income (1,225) 343 (1,110) 311
Fee and commission income from securities and investment business and other fee and commission income
1,322 1,572 1,207 1,477
Credit-related fees and commissions 52 53 48 50
Fee and commission expense (345) (373) (315) (352)
Net fee and commission income 1,028 1,251 939 1,175
Net trading income 4,128 3,303 3,759 3,110
Net income from disposal of financial investments 17 (37) 15 (35)
Dividend income from investments in subsidiaries and other

participations
5,131 4,405 4,592 4,248
Income from real estate holdings 192 200 175 188
Sundry ordinary income 741 718 675 676
Sundry ordinary expenses (203) (651) (188) (610)
Other income from ordinary activities 5,877 4,636 5,270 4,468
Total operating income 9,809 9,532 8,859 9,064
Personnel expenses 1,640 1,505 1,496 1,417
General and administrative expenses 1,910 1,738 1,741 1,637
Subtotal operating expenses 3,550 3,243 3,237 3,054
Impairment of investments in subsidiaries and other participations 3,677 1,218 3,294 1,156
Depreciation, amortization and impairment of property, equipment, software and intangible assets
367 372 334 350
Changes in provisions for litigation, regulatory and similar matters, and other provisions
32 22 29 20
Total operating expenses 7,625 4,855 6,894 4,580
Operating profit 2,183 4,677 1,965 4,484
Extraordinary income 19 9 19 8
Extraordinary expenses 0 0 0 0
Tax expense / (benefit) 207 143 188 135
Net profit / (loss)

1,996 4,543 1,795 4,356
1 Includes negative

interest income,

which was not

material for the

period ended 30

June 2023 (period

ended 30 June

2022: approximately USD

0.3bn (CHF 0.3bn)).

2 Includes negative

interest expense on
financial liabilities, which was not material for the period ended 30 June 2023 (period ended 30 June 2022:

approximately USD 0.3bn (CHF 0.3bn)).

UBS AG Second quarter 2023 report |
Standalone financial information | UBS AG

interim standalone financial information

(unaudited)

87

Balance sheet

USD m CHF m
30.6.23 31.12.22 30.6.23 31.12.22
Assets
Cash and balances at central banks 41,120 48,344 36,836 44,684
Due from banks 52,099 31,450 46,671 29,069
Receivables from securities financing transactions

61,159 58,141 54,787 53,739
Due from customers 108,889 105,552 97,545 97,561
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing capacity
1
28,680 27,678 25,692 25,582
Mortgage loans 4,991 5,039 4,471 4,657
Trading portfolio assets 109,427 98,566 98,027 91,104
Derivative financial instruments 12,835 14,701 11,498 13,588
Financial investments 43,582 43,746 39,042 40,434
Accrued income and prepaid expenses 2,545 1,872 2,280 1,730
Investments in subsidiaries and other participations 47,381 51,029 42,445 47,165
Property, equipment and software 5,077 5,134 4,548 4,745
Other assets 13,108 13,516 11,741 12,491
Total assets 530,893 504,767 475,583 466,550
of which: subordinated assets 19,389 18,748 17,369 17,329
of which: subject to mandatory conversion and / or debt waiver

18,576 18,042 16,640 16,676
Liabilities
Due to banks 52,671 47,329 47,184 43,745
Payables from securities financing transactions

35,751 23,497 32,026 21,718
Due to customers 134,882 138,941 120,829 128,421
Funding received from UBS Group AG measured at amortized cost 66,345 61,202 59,433 56,568
Trading portfolio liabilities 30,727 25,058 27,526 23,160
Derivative financial instruments 12,327 17,429 11,043 16,109
Financial liabilities designated at fair value 77,578 70,603 69,496 65,258 of which: funding received from UBS Group AG 2,425 1,959 2,172 1,811
Bonds issued 59,655 56,148 53,440 51,897
Accrued expenses and deferred income 3,675 3,592 3,292 3,320
Other liabilities 1,911 1,582 1,711 1,462
Provisions 2,014 2,026 1,804 1,872
Total liabilities 477,536 447,406 427,784 413,532
Equity
Share capital 386 393 380 386
Statutory capital reserve 36,334 36,326 35,655 35,649
of which: capital contribution reserve 38,562 36,326 37,716 35,649 of which: other statutory capital reserve (2,228) 0 (2,062) 0
Voluntary earnings reserve 14,642 13,485 9,969 10,167
Net profit / (loss) for the period 1,996 7,157 1,795 6,817
Total equity

53,357 57,361 47,798 53,018
Total liabilities and equity 530,893 504,767 475,583 466,550 of which: subordinated liabilities 72,459 66,872 64,910 61,809 of which: subject to mandatory conversion and / or debt waiver

71,894 66,314 64,404 61,293
1 Represents the Swiss GAAP carrying amount of instruments qualifying as total loss-absorbing capital.

UBS AG Second quarter 2023 report |
Standalone financial information | UBS AG

interim standalone financial information

(unaudited)

88
Basis of accounting
UBS AG

standalone

financial

statements

are

prepared

in

accordance

with

Swiss

GAAP

(the

FINMA

Accounting
Ordinance, FINMA Circular 2020/1 “Accounting

– banks” and the Banking Ordinance).

The accounting policies

are principally the

same as the

IFRS-based accounting policies

for the consolidated

financial
statements outlined in Note

1 to the

consolidated financial statements of

UBS AG included in

the Annual Report
2022. Major

differences between

the Swiss

GAAP requirements

and International

Financial Reporting

Standards are
described in Note

33 to the

consolidated financial statements of

UBS AG. Further information on

the accounting
policies applied for the

standalone financial statements

of UBS AG is provided in

Note 2 to the UBS AG

standalone
financial statements as of 31 December 2022.

In preparing the

interim standalone financial

information for

UBS AG standalone,

the same accounting

policies and
methods of computation

have been applied

as in

the annual standalone

financial statements as

of 31 December
2022, except

that the

previous equity

line item
General reserves

was replaced

by its

sole component,
Statutory
capital reserve
, in line with the amendment of the Swiss

Code of Obligations effective from 1 January 2023.
This interim financial

information is

unaudited and

should be

read in conjunction

with the audited

2022 standalone
financial statements of UBS AG, available under

“Holding company and significant

regulated subsidiaries and sub-
groups” under “Complementary financial information”

at
ubs.com/investors .
Investments in subsidiaries and other participations
During the reporting period, UBS AG recorded impairments of investments in subsidiaries and other participations of

USD 3.7bn

(CHF 3.3bn).

This

included

an

impairment

of

USD 3.5bn

(CHF 3.1bn)

of

its

investment

in
UBS Americas Holdings

LLC as

the recoverable

amount of

this participation

declined, mostly

due to

lower forecasted
profits and dividend payouts. An integration of

Credit Suisse operations into UBS AG may

impact the recoverable
amount in the future.
Share capital
On 5 April 2023,

the Annual General

Meeting of

UBS AG approved

a change of

the share capital

currency from

the
Swiss

franc

to

the

US

dollar,

resulting

in

a

slight

reduction

to

the

nominal

value

per

share

to

USD 0.10

(from
CHF 0.10

previously),

with

the

amount

of

the

reduction

allocated

to

the
Capital

contribution

reserve
.

As

a
consequence of the change in the share capital currency, the capital contribution reserve was also converted from
Swiss francs to US dollars, resulting

in an increase, with the offset

recorded in the
Other statutory capital reserve .
Total equity reported for UBS AG standalone

was not affected by these changes.

UBS AG Second quarter 2023 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance

and to

reflect management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label Calculation
Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on

loans
or credit facilities. At the end of each month, any client
that has logged on at least once in that

month is
determined to be “active” (a log-in time stamp

is
allocated to all business relationship numbers or

per
legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships operated

by
Personal Banking, excluding persons under the

age of
15, clients who do not have a private account,

clients
domiciled outside Switzerland and clients who have
defaulted on loans or credit facilities. At the

end of
each month, any client that has logged on

at least once
in that month is determined to be “active”

(a log-in
time stamp is allocated to all business relationship
numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships operated

by
Personal Banking, excluding persons under the

age of
15, clients who do not have a private account,

clients
domiciled outside Switzerland and clients who have
defaulted on loans or credit facilities. At the

end of
each month, any client that has logged on

via the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Cost / income ratio (excluding
integration-related expenses)

(%)
Calculated as operating expenses, excluding
integration-related expenses associated with the
acquisition of the Credit Suisse Group, divided by total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses, excluding integration-related expenses
associated with the acquisition of the Credit Suisse
Group, with gross income.

UBS AG Second quarter 2023 report |
Appendix

APM label
Calculation

Information content
Fee and trading income for Corporate

&
Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &
Institutional Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment, mutual, hedge and private-market
funds where the firm has a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to the Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Fee-generating asset margin (bps)
– Global Wealth Management
Calculated as revenues from fee-generating assets

(a
portion of which is included in recurring fee income
and a portion of which is included in transaction-
based income, annualized as applicable) divided

by
average fee-generating assets for the

relevant
mandate fee billing period. For the US, fees have
been billed on daily balances since the fourth

quarter
of 2020 and average fee-generating assets

are
calculated as the average of the monthly

average
balances. Prior to the fourth quarter of 2020,

billing
was based on prior quarter-end balances,

and the
average fee-generating assets were thus the

prior
quarter-end balance. For balances outside of

the US,
billing is based on prior month-end balances

and
average fee-generating assets are thus the

average of
the prior month-end balances.
This measure provides information about the revenues
from fee-generating assets in relation to their average
volume during the relevant mandate fee billing
period.
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Invested assets (USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking,

Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)

– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party

life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds,

as well as money market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets

or services.
Net new fee-generating asset

growth rate (%)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows recorded during a specific
period (annualized as applicable) divided by

total fee-
generating assets at the beginning of the period.
This measure provides information about the growth
of fee-generating assets during a specific

period as a
result of net new fee-generating asset flows.
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.

UBS AG Second quarter 2023 report |
Appendix

APM label
Calculation

Information content
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets or services.

Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Net profit growth (excluding
integration-related

expenses) (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders excludes integration-
related expenses associated with the acquisition of
the Credit Suisse Group and related tax impact.
This measure provides information about profit
growth since the comparison period, while excluding
integration-related expenses associated with the
acquisition of the Credit Suisse Group and related tax
impact.
Operating profit / (loss) before tax
(excluding integration-related
expenses)

(USD)
Calculated as total revenues less operating expenses,
which exclude integration-related expenses associated
with the acquisition of the Credit Suisse Group, less
the impact of credit loss expense or release.
This measure provides information about financial
performance, excluding the impact of integration-
related expenses associated with the acquisition of

the
Credit Suisse Group.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1

capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity tier

1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1

capital (excluding integration-related
expenses)

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders and
common equity tier 1 capital exclude integration-
related expenses associated with the acquisition of
the Credit Suisse Group and related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding integration-
related expenses associated with the acquisition of

the
Credit Suisse Group and related tax impact.
Return on equity (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.

This measure provides information about the
profitability of the business in relation to equity.
Return on equity (excluding

integration-
related expenses)

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders. Net profit attributable to shareholders
and equity attributable to shareholders exclude
integration-related expenses associated with the
acquisition of the Credit Suisse Group and related tax
impact.
This measure provides information about the
profitability of the business in relation to equity, while
excluding integration-related expenses associated

with
the acquisition of the Credit Suisse Group and related
tax impact.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity (%) Calculated as annualized net profit attributable to shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.

UBS AG Second quarter 2023 report |
Appendix

APM label
Calculation

Information content
Return on tangible equity (excluding
integration-related

expenses) (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders and
equity attributable to shareholders exclude
integration-related expenses associated with the
acquisition of the Credit Suisse Group and related tax
impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding integration-related expenses
associated with the acquisition of the Credit Suisse
Group and related tax impact.
Total operating expenses (excluding
integration-related expenses)

(USD)
Calculated as total operating expenses less the

impact
of integration-related expenses associated with the
acquisition of the Credit Suisse Group.
This measure provides information about the amount
of total operating expenses excluding integration-
related expenses associated with the acquisition of

the
Credit Suisse Group.
Transaction-based income

(USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.

UBS AG Second quarter 2023 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

International Financial
Reporting Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS AG Second quarter 2023 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit-impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFC

Swiss Federal Council
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG Second quarter 2023 report |
Appendix

Information sources

Reporting publications
Annual publications
Annual

Report
:

Published

in

English,

this

single-volume report

provides descriptions

of:

the

Group

strategy and
performance; the

strategy and

performance of

the business

divisions and

Group Functions;

risk, treasury

and capital
management;

corporate

governance,

corporate

responsibility

and

the

compensation

framework,

including
information about compensation

for the Board

of Directors and

the Group Executive

Board members; and

financial
information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This

publication provides

a German

translation of

selected sections

of

the
Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the Annual

Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.
Diversity, Equity and Inclusion

Report
: This report details

UBS’s diversity, equity

and inclusion priority areas

of focus,
strategic goals and approach to achieving them.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies, in

any language,

of the

aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a

wraparound document.

Most sections

of the

filing can

be satisfied

by referring

to the

combined UBS Group AG
and UBS AG Annual

Report. However, there is

a small amount

of additional information

in Form 20-F

that is not
presented

elsewhere

and

is

particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this
additional disclosure.

Any document

that filed

with the

SEC is

available on

the SEC’s

website:
sec.gov
. Refer

to
ubs.com/investors

for more information.

UBS AG Second quarter 2023 report |
Appendix

Cautionary Statement Regarding Forward-Looking Statements |

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for

UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives
on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social

objectives. While these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause

actual developments and

results to differ

materially from UBS’s

expectations. The Russia–Ukraine war

continues to affect

global markets,
exacerbate global inflation, and slow global

growth. In addition, the

war has caused significant population

displacement, and shortages of vital

commodities,
including energy shortages and food insecurity,

and has increased the risk

of recession in OECD economies.

The coordinated sanctions on Russia and

Belarus,
and Russian and Belarusian entities and nationals, and the uncertainty as to whether the war will widen and intensify, may continue to have significant adverse
effects on the market

and macroeconomic conditions, including in ways

that cannot be anticipated. UBS’s acquisition

of Credit Suisse has

materially changed
our outlook and strategic direction

and introduced new operational challenges.

The integration of the Credit

Suisse entities into the UBS

structure is expected to
take between three to five years and

presents significant risks, including the risks that UBS

Group AG may be unable to

achieve the cost reductions and other
benefits contemplated

by the

transaction. This

creates significantly

greater uncertainty

about forward-looking

statements. Other

factors that

may affect

our
performance and ability to achieve our

plans, outlook and other objectives also include, but are

not limited to: (i) the degree to

which UBS is successful in the
execution of its strategic

plans, including its

cost reduction and efficiency

initiatives and its ability

to manage its levels

of risk-weighted assets

(RWA) and leverage
ratio denominator (LRD),

liquidity coverage ratio

and other financial

resources, including changes

in RWA assets and

liabilities arising from

higher market volatility
and the size of

the combined bank; (ii) the degree

to which UBS is

successful in implementing changes to

its businesses to meet changing market,

regulatory
and other conditions,

including as a

result of the acquisition

of Credit Suisse;

(iii) increased inflation and

interest rate volatility

in major markets;

(iv) developments
in the macroeconomic climate and in

the markets in which UBS

operates or to which it

is exposed, including movements in securities prices

or liquidity,

credit
spreads, currency exchange rates, deterioration or

slow recovery in residential and commercial real estate

markets, the effects of economic conditions,

including
increasing inflationary

pressures, market

developments, increasing

geopolitical tensions,

and changes

to national

trade policies

on the

financial position

or
creditworthiness of UBS’s clients and

counterparties, as well as on

client sentiment and levels of

activity, including

the COVID-19 pandemic and the measures
taken to manage it, which

have had and may also

continue to have a significant

adverse effect on global and

regional economic activity, including disruptions to
global supply chains and labor

market displacements; (v) changes

in the availability of capital

and funding, including any

adverse changes in UBS’s credit

spreads
and credit ratings

of UBS, Credit

Suisse, sovereign issuers, structured

credit products or

credit-related exposures, as

well as availability and

cost of funding to
meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of Credit Suisse; (vi) changes in central bank policies or the implementation of financial legislation and regulation in

Switzerland, the US, the UK, the European

Union and other financial centers that have
imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding
requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to
make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of

Credit Suisse, or

other developments;

(viii) UBS’s ability to

maintain and improve

its systems and

controls for complying

with sanctions in

a timely
manner and for

the detection

and prevention

of money laundering

to meet

evolving regulatory

requirements and

expectations, in

particular in current

geopolitical
turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the

major financial centers adversely affect UBS’s

ability to compete in certain lines of business;

(xi) changes
in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to
impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS
may be

exposed, or

possible constraints

or sanctions

that regulatory

authorities might

impose on

UBS, due

to litigation,

contractual claims

and regulatory
investigations, including the

potential for disqualification

from certain businesses,

potentially large fines

or monetary penalties,

or the loss of

licenses or privileges
as

a

result

of

regulatory or

other governmental

sanctions, as

well as

the effect

that litigation,

regulatory and

similar matters

have on

the operational

risk
component of our RWA,

including as a result

of its acquisition of

Credit Suisse, as

well as the

amount of capital available

for return to

shareholders; (xiii) the
effects on UBS’s

business, in particular

cross-border banking, of

sanctions, tax or

regulatory developments

and of possible

changes in UBS’s

policies and practices;
(xiv) UBS’s ability to retain and attract the employees

necessary to generate revenues and to manage,

support and control its businesses, which may be affected
by competitive factors;

(xv) changes in accounting

or tax standards or policies,

and determinations or interpretations

affecting the recognition of gain

or loss, the
valuation of goodwill,

the recognition of

deferred tax assets

and other matters;

(xvi) UBS’s ability to

implement new

technologies and

business methods,

including
digital services and technologies,

and ability to successfully compete

with both existing and new

financial service providers, some

of which may not be regulated
to the

same extent;

(xvii) limitations on

the effectiveness

of UBS’s

internal processes

for risk

management, risk

control, measurement

and modeling,

and of
financial models

generally; (xviii) the

occurrence of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,

cyberattacks, data
leakage and

systems failures,

the risk

of which

is increased

with cyberattack

threats from

both nation

states and

non-nation-state actors

targeting financial
institutions; (xix) restrictions on the ability of UBS Group

AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to
make loans or distributions, directly

or indirectly,

or, in

the case of financial difficulties,

due to the exercise

by FINMA or the

regulators of UBS’s operations in
other countries of their broad statutory powers in

relation to protective measures, restructuring and liquidation proceedings;

(xx) the degree to which changes
in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s ability

to maintain its stated capital

return objective; (xxi) uncertainty
over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the

evolving nature of

underlying science

and industry and

the possibility of

conflict between

different governmental standards

and regulatory regimes;
(xxii) the ability of

UBS to access capital

markets; (xxiii) the ability of

UBS to successfully recover from

a disaster or other

business continuity problem due to

a
hurricane, flood,

earthquake, terrorist

attack, war, conflict

(e.g., the

Russia–Ukraine

war), pandemic,

security breach,

cyberattack, power

loss, telecommunications
failure or other

natural or man-made

event, including the

ability to function

remotely during long-term

disruptions such

as the COVID-19

(coronavirus) pandemic;
(xxiv) the level

of success in

the absorption

of Credit Suisse,

in the integration

of the two

groups and their

businesses, and in

the execution

of the planned

strategy
regarding cost reduction

and divestment

of any non-core

assets, the

existing assets

and liabilities

currently existing

in the

Credit Suisse Group,

the level

of resulting
impairments and

write-downs, the

effect of

the

consummation of

the integration

on the

operational results,

share price

and credit

rating of

UBS –

delays,
difficulties,

or

failure

in

closing

the

transaction

may

cause

market

disruption

and

challenges

for

UBS

to

maintain

business,

contractual

and

operational
relationships; and (xxv) the effect that these or other

factors or unanticipated events, including

media reports and speculations, may have

on our reputation and
the additional consequences that this may

have on our business and

performance. The sequence in which the

factors above are presented is

not indicative of
their likelihood

of occurrence

or the

potential magnitude of

their consequences. Our

business and

financial performance could

be affected

by other

factors
identified in our past and future filings and reports, including those filed with the US Securities and Exchange

Commission (the SEC). More detailed information
about those factors is set

forth in documents furnished by UBS and

filings made by UBS with the

SEC, including the Annual Report on

Form 20-F for the year
ended 31 December 2022.

UBS is not under

any obligation to (and

expressly disclaims any obligation

to) update or alter

its forward-looking statements,

whether
as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative or

positive on an actual basis.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

UBS Group AG
Risks relating to UBS
Certain risks,

including those

described below,

may affect

UBS’s

ability to

execute its

strategy or

its business

activities,
financial condition, results

of operations and prospects.

UBS is inherently exposed

to multiple risks, many

of which may
become apparent

only with

the benefit

of hindsight. As

a result,

risks that

UBS does

not consider

to be

material, or

of
which it is not currently aware, could also adversely affect

UBS. Within each category,

the risks that UBS considers to be
most material are presented first.

Strategy, management and operational risks
UBS’s acquisition of Credit Suisse Group AG exposes UBS to heightened litigation risk and regulatory scrutiny
and entails significant additional costs, liabilities and

business integration risks that affects UBS

AG
UBS acquired

the Credit

Suisse Group

under exceptional

circumstances of

volatile financial

markets and

the continued
outflows and deteriorating overall financial

position of Credit Suisse, in

order to avert a failure

of Credit Suisse and thus
damage to the Swiss

financial center and

to global financial

stability.

The acquisition was

effected through

a merger of
Credit Suisse

Group AG

with and

into UBS Group

AG, with UBS

Group AG

succeeding to all

assets and all

liabilities of
Credit Suisse Group

AG, becoming the direct

or indirect shareholder

of the former Credit

Suisse Group AG's

direct and
indirect subsidiaries (the

"Credit Suisse Group").

Therefore, on a

consolidated basis, all assets,

risks and liabilities of

the
Credit Suisse Group became a part of UBS. This includes

all ongoing and future litigation, regulatory

and similar matters
arising

out

of

the

business

of

Credit

Suisse

Group,

thereby

materially

increasing

UBS's

exposure

to

litigation

and
investigation risks, as described in further detail below.
UBS has

incurred

substantial

transaction

fees

and

costs

in connection

with the

transaction

and

will continue

to

incur
substantial integration and restructurings

costs. In addition, UBS may

not realize all of the

expected cost reductions and
other benefits

of the

transaction. UBS

may not

be able

to successfully

execute its

strategic plans

or to

achieve the expected
benefits of the acquisition of Credit Suisse Group. The success of the transaction, including anticipated benefits and cost savings, will depend,

in part, on the

ability to successfully

integrate the operations

of both firms rapidly

and effectively,
while maintaining stability of operations and high levels of service to customers of the combined franchise.

UBS’s ability to successfully integrate

Credit Suisse will depend on a number

of factors, some of which are

outside of its
control, including UBS’s ability to:
●
Combine the operations of

the two firms in

a manner that preserves

client service, simplifies infrastructure

and
results in operating cost savings.
●
Reverse outflows of deposits and client invested assets at Credit

Suisse, particularly in its Wealth Management
and Switzerland and to attract additional deposits and other client assets to the combined firm.
●
Achieve cost reductions at the levels and in the

timeframe it plans.
●
Enhance, integrate, and, where necessary,

remediate risk management and financial control

and other systems
and frameworks, including to remediate the material

weaknesses in Credit Suisse’s internal controls

over
financial reporting.

●
Simplify the legal structure of the combined firm

in an expedited manner,

including through mergers of UBS
Switzerland AG and Credit Suisse Schweiz AG and the

planned merger of UBS AG and Credit Suisse

AG, as
well as other mergers and asset dispositions, including obtaining regulatory approvals and licenses

required to
implement such changes.
●
Retain staff and to reverse attrition of staff

in certain of Credit Suisse’s business areas.
●
Successfully execute the wind-down of the assets and

liabilities in its Non-core and legacy unit and release
capital and resources for other purposes.
●
Resolve outstanding litigation, regulatory and similar

matters, including matters relating to Credit

Suisse, on
terms that are not significantly adverse to UBS Group,

as well as to successfully remediate outstanding
regulatory and supervisory matters and meet

other regulatory commitments.
Further investigation and planning for integration is taking place,

and risks that UBS does not currently consider

to
be material, or of which it is not currently aware,

could also adversely affect UBS.

The level

of success

in the

absorption of

the Credit

Suisse Group, in

the integration

of the

two groups

and their

businesses,
particularly in the area of

the Swiss domestic bank, as well as

domestic and international wealth management

business,
and in the

execution of

the planned

strategy regarding

cost reduction

and divestment

of any

non-core assets,

and the
level of resulting impairments and write-downs, may impact the operational results, share price and credit rating of UBS.
The past financial performance of each of

UBS Group AG and Credit Suisse may

not be indicative of their future financial
performance.

The

combined

group

will

be

required

to

devote

significant

management

attention

and

resources

to
integrating

its

business

practices

and

support

functions.

The

diversion

of

management’s

attention

and

any

delays

or
difficulties encountered in connection with the transaction and the coordination of the two companies’ operations could
have an

adverse effect

on the

business, financial

results,

financial condition

or the

share

price of

the combined

group
following the transaction. The coordination process

may also result in additional and unforeseen

expenses.
UBS’s reputation is critical to its success
UBS’s reputation

is critical to

the success of

its strategic plans,

business and prospects.

Reputational damage

is difficult
to reverse, and improvements tend to be slow

and difficult to measure. In the past, UBS’s reputation

has been adversely
affected

by

its

losses

during

the

financial

crisis,

investigations

into

its

cross-border

private

banking

services,

criminal
resolutions

of

LIBOR-related

and

foreign

exchange

matters,

as

well

as

other

matters.

UBS

believes

that

reputational
damage as a result of

these events was an important factor

in its loss of

clients and client assets across its

asset-gathering
businesses.

Credit

Suisse has

more

recently

been subject

significant litigation

and regulatory

matters

and to

financial
losses that adversely affected its reputation and the confidence of clients, which played a significant role in the failure of
Credit Suisse in March.

These events, or new events

that cause reputational damage could

have a material adverse

effect
on its results of operation and financial condition,

as well as its ability to achieve its strategic goals and

financial targets.
Operational risks affect UBS’s business
UBS’s businesses

depend on

its ability

to process

a

large number

of transactions,

many of

which

are

complex,

across
multiple and diverse markets in different currencies,

to comply with requirements of many different

legal and regulatory
regimes

to

which

it

is

subject

and

to

prevent,

or

promptly

detect

and

stop,

unauthorised,

fictitious

or

fraudulent
transactions.

UBS

also

relies

on

access

to,

and

on

the

functioning

of,

systems

maintained

by

third

parties,

including
clearing systems, exchanges,

information processors and

central counterparties. Any

failure of its

or third-party systems
could have an adverse effect on UBS. These

risks may be greater as UBS deploys newer technologies, such as blockchain,
or

processes,

platforms

or

products

that

rely

on

these

technologies.

UBS’s

operational

risk

management

and

control
systems and

processes are

designed to

help ensure

that the

risks associated

with its

activities –

including those

arising
from

process

error,

failed

execution,

misconduct,

unauthorised

trading,

fraud,

system

failures,

financial

crime,
cyberattacks,

breaches

of

information

security,

inadequate

or

ineffective

access

controls

and

failure

of

security

and
physical protection

–

are

appropriately

controlled.

If

UBS’s

internal controls

fail or

prove

ineffective

in identifying

and
remedying these risks, it could suffer

operational failures that might result

in material losses, such as the substantial

loss
it incurred

from the

unauthorised trading

incident announced

in September

2011. The

acquisition of

the Credit

Suisse
Group may elevate

these risks, particularly

during the first

phases of integration,

as the firms

have historically operated
under different procedures,

IT systems, risk policies and structures of governance.

As a significant proportion

of its staff have

been and will continue working

from outside the office,

UBS has faced, and
will

continue

to

face,

new

challenges

and

operational

risks,

including

maintenance

of

supervisory

and

surveillance
controls, as

well as increased

fraud and

data security

risks. While

UBS has taken

measures to

manage these

risks, such
measures have never been tested on the scale

or duration that UBS is currently experiencing, and

there is risk that these
measures will prove not to have

been effective in the current unprecedented

operating environment.

UBS uses automation as part

of its efforts to improve efficiency, reduce the risk of error and improve its client experience.
UBS intends to

expand the use

of robotic

processing, machine

learning and artificial

intelligence to further

these goals.
Use of these

tools presents

their own

risks, including

the need

for effective

design and

testing; the

quality of

the data
used

for

development

and

operation

of

machine

learning

and

artificial

intelligence

tools

may

adversely

affect

their
functioning and result in errors and other

operational risks.

Financial services

firms have

increasingly been

subject to

breaches of

security and

to cyber-

and other

forms of

attack,
some of

which are

sophisticated

and targeted

attacks intended

to gain

access to

confidential information

or systems,
disrupt service

or steal

or destroy

data, which

may result

in business disruption

or the

corruption or loss

of data

at our
locations or those of

third parties. Cyberattacks by hackers, terrorists,

criminal organizations, nation states and extremists
have also increased

in frequency and

sophistication. Current geopolitical tensions

have led to

increased risk of

cyberattack
from foreign state

actors. In particular,

the Russia–Ukraine

war and the

imposition of

significant sanctions

on Russia by
Switzerland,

the

US,

the

EU,

the

UK

and

others

has

resulted

and

may

continue

to

result

in

an

increase

in

the

risk of
cyberattacks.

Such

attacks

may

occur

on

UBS’s

own

systems

or

on

the

systems

that

are

operated

by

external

service
providers, may be attempted

through the introduction of

ransomware, viruses or malware,

phishing and other forms of
social engineering,

distributed

denial of

service attacks

and other

means. These

attempts

may occur

directly,

or using
equipment or security passwords

of UBS employees,

third-party service providers

or other users. Cybersecurity

risks also
have

increased

due

to

the

widespread

use

of

digital

technologies,

cloud

computing

and

mobile

devices

to

conduct
financial business and

transactions. During the

first quarter of

2023, a third-party

vendor, ION XTP,

suffered a ransomware
attack, which resulted in some

disruption to our exchange-traded derivatives clearing

activities, although we restored our
services within 36 hours, using an available alternative solution. In addition to external attacks, UBS has experienced loss of client data from failure by employees and others to follow internal policies and procedures and from misappropriation
of UBS’s data by employees and others.
UBS may not be

able to anticipate,

detect or recognise threats

to its systems or

data and its preventative

measures may
not

be

effective

to

prevent

an

attack

or

a

security

breach.

In

the

event

of

a

security

breach,

notwithstanding

its
preventative measures,

UBS may

not immediately

detect a

particular breach

or attack.

The acquisition

of Credit

Suisse
may

elevate

and intensify

these

risks

as would

-be

attackers

have

a

larger

potential

target

in

the

combined

bank

and
differences

in

systems,

policies,

and

platforms

could

make

threat

detection

more

difficult.

Once

a

particular

attack

is
detected, time

may be

required to

investigate and

assess the

nature and

extent of

the attack,

and to

restore and

test
systems

and

data.

If

a

successful

attack

occurs

at

a

service

provider,

as

UBS

has

recently

experienced,

UBS

may

be
dependent on the service provider’s ability to detect the attack, investigate and assess the attack and successfully restore the relevant systems

and data. A

successful breach or

circumvention of

security of UBS’s

or a service

provider’s systems
or data could have significant negative consequences for UBS, including disruption of its operations, misappropriation of confidential

information

concerning

UBS

or

its

clients,

damage

to

its

systems,

financial

losses

for

UBS

or

its

clients,
violations

of

data

privacy

and

similar

laws,

litigation

exposure

and

damage

to

its

reputation.

UBS

may

be

subject

to
enforcement actions as regulatory

focus on cybersecurity increases and

regulators have announced new rules,

guidance
and initiatives on ransomware and other cybersecurity-related issues.

UBS is subject to complex and frequently changing laws and regulations governing the protection of client and personal
data, such

as the EU

General Data Protection

Regulation. Ensuring that

UBS complies with

applicable laws and

regulations
when it collects, uses and transfers personal information requires substantial resources and may affect the ways in which
UBS conducts

its business.

In the

event that

UBS fails

to comply

with applicable

laws, it

may be

exposed to

regulatory
fines and penalties and other sanctions. It may also incur such penalties if its vendors or other service providers or clients or counterparties fail to comply with these laws or to maintain appropriate controls over protected data. In addition, any loss or exposure of client or other data may adversely

damage UBS’s reputation and adversely affect

its business.
A major focus of US and other countries’ governmental policies relating to financial institutions in recent

years has been
on

fighting

money

laundering

and

terrorist

financing.

UBS

is

required

to

maintain

effective

policies,

procedures

and
controls to

detect, prevent

and report

money laundering

and terrorist

financing, and

to verify

the identity

of its

clients
under the laws of many of the countries in which it operates.

It is also subject to laws and regulations related

to corrupt
and illegal payments to government officials

by others, such as the US Foreign

Corrupt Practices Act and the

UK Bribery
Act. UBS

has implemented

policies, procedures

and internal

controls that

are

designed to

comply with

such laws

and
regulations.

Notwithstanding

this,

US

regulators

have

found

deficiencies

in

the

design

and

operation

of

anti-money
laundering

programs

in

UBS’s

US

operations.

UBS

has

undertaken

a

significant

program

to

address

these

regulatory
findings with the objective

of fully meeting regulatory

expectations for its programs.

Failure to maintain and

implement
adequate programs to combat money laundering, terrorist financing or corruption, or any failure of its programs in

these
areas,

could

have

serious

consequences

both

from

legal

enforcement

action

and

from

damage

to

UBS’s

reputation.
Frequent changes in

sanctions imposed and

increasingly complex sanctions

imposed on countries,

entities and individuals,
as exemplified by the breadth

and scope of the sanctions

imposed in relation to

the war in Ukraine, increase

UBS’s cost
of monitoring and complying with

sanctions requirements and increase the risk that

it will not identify

in a timely manner
client activity that is subject to a sanction.
As a result

of new and

changed regulatory requirements and the

changes UBS has

made in its

legal structure, the

volume,
frequency and complexity of its regulatory

and other reporting has remained

elevated. Regulators have also significantly
increased expectations regarding

UBS’s internal reporting and data aggregation,

as well as management reporting.

UBS
has incurred, and continues to incur,

significant costs to implement infrastructure to meet these requirements.

Failure to
meet external

reporting

requirements

accurately

and in

a timely

manner or

failure

to meet

regulatory

expectations of
internal reporting,

data

aggregation

and

management

reporting

could

result

in

enforcement

action

or

other

adverse
consequences for UBS.

In addition, despite the contingency plans that UBS has in

place, its ability to conduct business may be adversely affected by

a

disruption

in

the

infrastructure

that

supports

its

businesses

and

the

communities

in

which

it

operates.

This

may
include

a

disruption

due

to

natural

disasters,

pandemics,

civil

unrest,

war

or

terrorism

and

involve

electrical,
communications, transportation or

other services that

UBS uses or

that are used

by third parties

with whom UBS

conducts
business.
UBS depends on its risk management and control processes

to avoid or limit potential losses in its
businesses
Controlled risk-taking

is a

major part

of the

business of

a financial

services firm.

Some losses

from risk-taking

activities
are inevitable, but

to be

successful over time,

UBS must

balance the risks

it takes

against the returns

generated. Therefore,
UBS must diligently

identify,

assess, manage and control

its risks, not only

in normal market

conditions but also as

they
might develop under more extreme,

stressed conditions, when concentrations of exposures

can lead to severe losses.

UBS has

not always

been able

to prevent

serious losses

arising from

risk management

failures and

extreme

or sudden
market

events.

It

recorded

substantial

losses

on

fixed-income

trading

positions

in

the

2008

financial

crisis,

in

the
unauthorised trading incident in

2011 and, more

recently,

positions resulting from

the default of a

US prime brokerage
client. In

the recent

past, Credit

Suisse has

suffered

very significant

losses from

the default

of the

US prime

brokerage
client, the losses in supply-chain finance funds managed by it, as well as other matters. As a result of these Credit Suisse is subject

to significant

regulatory

remediation

obligations to

address

deficiencies in

its risk

management and

controls
systems, that will continue following the merger.

UBS

regularly

revises

and

strengthens

its

risk

management

and

control

frameworks

to

seek

to

address

identified
shortcomings. Nonetheless, it could suffer further

losses in the future if, for example:
UBS does not fully identify the risks in its portfolio, in particular risk concentrations and correlated risks;
●
its

assessment

of

the

risks

identified,

or

its

response

to

negative

trends,

proves

to

be

untimely,

inadequate,
insufficient or incorrect;

●
its risk models prove insufficient to predict the scale of financial risks the bank faces;

●
markets move in ways that UBS does not expect –

in terms of their speed, direction, severity or correlation – and its ability to manage risks in the resulting environment

is, therefore, affected;
●
third parties to whom UBS has credit exposure or

whose securities UBS holds are severely affected by events and
UBS suffers defaults and impairments beyond the level implied by its risk assessment; or

●
collateral or other security provided by its counterparties and clients proves inadequate to cover their obligations
at the time of default.

UBS

also

holds

legacy

risk

positions,

primarily

in

its

Non-core

and

legacy,

that,

in

many

cases,

are

illiquid

and

may
deteriorate in value.

The acquisition of the Credit Suisse Group will increase,

materially, the portfolio of business that are
outside of UBS’s risk appetite and subject to exit that will be managed in the Non-core and legacy segment.

UBS

also

manages

risk

on

behalf

of

its

clients.

The

performance

of

assets

UBS

holds

for

its

clients

may

be

adversely
affected by the

same aforementioned factors.

If clients suffer losses

or the performance

of their assets held

with UBS is
not in line

with relevant

benchmarks against which

clients assess investment

performance, UBS may

suffer reduced fee
income and a decline in assets under management, or withdrawal of mandates.
Investment positions, such

as equity investments

made as part

of strategic initiatives

and seed investments

made at the
inception of funds that UBS manages,

may also be affected by market risk

factors. These investments are often not liquid
and generally

are intended

or required

to be

held beyond

a normal

trading horizon.

Deteriorations in

the fair

value of
these positions would have a negative effect on UBS’s earnings.
UBS may be unable to identify or capture revenue

or competitive opportunities, or retain and attract
qualified employees
The financial

services industry

is characterised

by intense

competition, continuous

innovation, restrictive,

detailed, and
sometimes fragmented

regulation and

ongoing consolidation.

UBS faces

competition at

the level

of local

markets and
individual business

lines, and from

global financial institutions

that are

comparable to UBS

in their size

and breadth,

as
well

as

competition

from

new

technology-based

market

entrants,

which

may

not

be

subject

to

the

same

level

of
regulation. Barriers

to entry

in individual

markets and

pricing levels

are being

eroded by

new technology.

UBS expects
these trends to

continue and competition

to increase. UBS’s

competitive strength

and market position

could be eroded
if it is

unable to identify market

trends and developments, does

not respond to such

trends and developments by devising
and

implementing

adequate

business

strategies,

does

not

adequately

develop

or

update

its

technology,

including

its
digital channels and tools, or is unable to attract or retain the qualified people needed.
The

amount

and

structure

of

UBS’s

employee

compensation

is

affected

not

only

by

its

business

results,

but

also

by
competitive factors and regulatory considerations.

In response

to the

demands of

various stakeholders,

including regulatory

authorities and

shareholders, and

in order

to
better

align the

interests

of UBS’s

staff

with other

stakeholders,

UBS has

increased

average

deferral periods

for

stock
awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards
linked to

business performance.

UBS has

also introduced

individual caps

on the

proportion of

fixed to

variable pay

for
the Group Executive Board (“ GEB ”) members, as well as certain other employees. UBS will also be required to introduce
and

enforce

provisions

requiring

UBS

to

recover

from

GEB

members

and

certain

other

executives

a

portion

of

performance-based incentive compensation in

the event that UBS Group

or another entity with securities

listed on a US
national securities exchange, is required

to restate its financial statements as a result

of a material error.

Constraints on the

amount or structure of

employee compensation, higher levels

of deferral, performance conditions

and
other circumstances triggering

the forfeiture of

unvested awards may

adversely affect UBS’s

ability to retain

and attract
key employees,

particularly where

UBS competes

with companies

that are

not subject

to these

constraints. The

loss of
key staff

and the inability

to attract

qualified replacements

could seriously compromise

its ability to

execute its strategy
and to successfully improve its operating and control environment, and could affect its business performance. This risk is intensified by

elevated levels

of attrition

among Credit

Suisse employees.

Swiss law

requires that

shareholders approve
the compensation of the

Board of Directors

(the “
BoD
”) and the

GEB each year.

If the shareholders

fail to approve

the
compensation for the GEB

or the BoD, this could

have an adverse

effect on UBS’s ability

to retain experienced

directors
and its senior management.
UBS AG's operating results, financial condition and

ability to pay its obligations in the future may be
affected by funding, dividends and other distributions

received from UBS Switzerland AG, UBS Americas
Holding LLC, UBS Europe SE and other subsidiaries,

which may be subject to restrictions
UBS AG’s ability to pay

its obligations in the future will depend

on the level of funding, dividends and

other distributions,
if

any,

received

from

UBS

Switzerland

AG

and

other

subsidiaries.

The

ability

of

such

subsidiaries

to

make

loans

or
distributions,

directly

or indirectly,

to UBS

AG

may

be restricted

as a

result

of

several

factors,

including

restrictions

in
financing agreements

and the

requirements

of applicable

law and

regulatory,

fiscal or

other restrictions.

In particular,
UBS AG’s direct and indirect subsidiaries, including UBS Switzerland

AG, UBS Americas Holding LLC and UBS Europe SE,
are subject

to laws and

regulations that

require the

entities to

maintain minimum

levels of capital

and liquidity,

restrict
dividend payments, authorise regulatory bodies to block

or reduce the flow of funds from those subsidiaries

to UBS AG,
or could affect

their ability to

repay any

loans made to,

or other investments

in, such subsidiary

by UBS AG

or another
member of the UBS AG Group. For example,

in the early stages of the COVID-19

pandemic, the European Central Bank
ordered all banks under its supervision to cease dividend distributions and the Board of Governors of the

Federal Reserve
System (the

"
Federal Reserve

Board
") has

limited capital

distributions by

bank holding

companies and

intermediate
holding companies. Restrictions and regulatory actions of this kind could impede access to funds that UBS AG may need to meet its obligations. In

addition, UBS AG’s right to participate in

a distribution of assets upon a subsidiary’s liquidation
or reorganisation is subject to all prior claims of the

subsidiary’s creditors.

Furthermore, UBS

AG may

guarantee some

of the

payment obligations

of certain

of its subsidiaries

from time

to time.
These

guarantees

may

require

UBS

AG

to

provide

substantial

funds

or

assets

to

subsidiaries

or

their

creditors

or
counterparties at a time when UBS AG is in need of liquidity to fund its own obligations.
Market, credit and macroeconomic risks
Performance in the financial services industry is affected

by market conditions and the macroeconomic
climate

UBS’s

businesses

are

materially

affected

by

market

and

macroeconomic

conditions.

A

market

downturn

and

weak
macroeconomic conditions can be

precipitated by a

number of

factors, including geopolitical

events, such as

international
armed conflicts,

war,

or acts

of terrorism,

the imposition

of sanctions,

global trade

or global

supply chain

disruptions,
including

energy

shortages

and

food

insecurity,

changes

in

monetary

or

fiscal

policy,

changes

in

trade

policies

or
international trade

disputes, significant

inflationary or deflationary

price changes,

disruptions in

one or

more concentrated
economic

sectors,

natural

disasters,

pandemics

or

local

and

regional

civil

unrest.

Such

developments

can

have
unpredictable and destabilizing effects.

Adverse changes in interest rates,

credit spreads, securities prices, market

volatility and liquidity, foreign exchange

rates,
commodity prices, and other market fluctuations,

as well as changes in

investor sentiment, can affect UBS’s

earnings and
ultimately its financial and capital positions. As financial markets are global and highly interconnected, local and regional events

can

have

widespread

effects

well

beyond

the

countries

in

which

they

occur.

Any

of

these

developments

may
adversely affect UBS’s business or financial results.
As a result of

significant volatility in the

market, UBS’s businesses

may experience a

decrease in client activity

levels and
market

volumes,

which

would

adversely

affect

its

ability

to

generate

transaction

fees,

commissions

and

margins,
particularly in Global Wealth Management and

the Investment Bank. A market downturn

would likely reduce the volume
and

valuation

of

assets

that

UBS

manages

on

behalf

of

its

clients,

which

would

reduce

recurring

fee

income

that

is
charged based on

invested assets, primarily

in Global Wealth

Management and

Asset Management,

and performance-
based fees in Asset Management. Such a

downturn could also cause a decline in the

value of assets that UBS owns and
accounts

for

as

investments

or

trading

positions.

In

addition,

reduced

market

liquidity

or

volatility

may

limit

trading
opportunities and may therefore reduce transaction-based income and may also impede UBS’s ability to manage risks.
Geopolitical events:

For example,

the Russia–Ukraine

war has

led to

one of

the largest

humanitarian crises

in decades,
with

millions

of

people

displaced,

a

mass

exodus

of

businesses

from

Russia,

and

heightened

volatility

across

global
markets. In addition, as

a result of the

war, several jurisdictions, including the

US, the EU, the

UK, Switzerland and others,
have imposed extensive sanctions on

Russia and Belarus and certain Russian

and Belarusian entities and nationals, as

well
as the Russian Central Bank. Among others, the financial sanctions include barring certain Russian banks from using the
Society for

Worldwide

Interbank Financial

Telecommunication

(SWIFT) messaging

system, asset

freezes

for sanctioned
individuals and

corporations, limits

on financial

transactions

with sanctioned

entities and

individuals, and

limitation of
deposits in the

EU and Switzerland

from Russian

persons not entitled

to residency

in the European

Economic Area

(the
“ EEA ”) or Switzerland. The scale of the conflict and the speed and extent of sanctions may produce many of the effects described in the paragraph above, including in ways that

cannot now be anticipated.
If individual

countries impose

restrictions on

cross-border

payments or

trade, or

other exchange

or capital

controls, or
change their currency (for

example, if one or more

countries should leave

the Eurozone, as a

result of the imposition of
sanctions on

individuals, entities

or countries,

or escalation

of trade

restrictions and

other actions

between the

US, or
other

countries,

and

China),

UBS

could

suffer

adverse

effects

on

its

business,

losses

from

enforced

default

by
counterparties, be unable to access its own assets or be

unable to effectively manage its risks.
UBS could

be materially

affected if

a crisis

develops, regionally

or globally,

as a

result of

disruptions in

markets due

to
macroeconomic or political

developments, trade restrictions, or

the failure of

a major market

participant. Over time,

UBS’s
strategic plans have become more heavily dependent

on its ability to generate growth and

revenue in emerging markets,
including China, causing UBS to be more exposed to the

risks associated with such markets.
Global Wealth Management derives revenues from all the principal regions, but has a greater concentration in Asia than many peers and a

substantial presence in

the US, unlike

many European peers.

The Investment Bank’s

business is more
heavily weighted to Europe

and Asia than its peers,

while its derivatives business

is more heavily weighted to

structured
products

for

wealth

management

clients, in

particular

with European

and Asian

underlyings.

UBS’s performance

may
therefore be more affected

by political, economic and

market developments in these

regions and businesses than

some
other financial service providers.
COVID-19 pandemic:

The COVID-19 pandemic, the

governmental measures taken to

manage it, and

related effects, such
as labor market displacements, supply

chain disruptions, and inflationary pressures, have adversely affected, and may still
adversely

affect,

global and

regional

economic

conditions,

resulting

in contraction

in

the

global economy,

substantial
volatility

in the

financial

markets,

crises in

markets

for goods

and services,

as well

as significant

disruptions

in

certain
regional real estate

markets, increased unemployment,

increased credit and

counterparty risk,

and operational

challenges.
While in

most jurisdictions

the pandemic

-related

governmental measures

were

reversed, resurgence

of the

pandemic,
ineffectiveness

of vaccines

and continuance

or imposition

of new

pandemic control

measures

may result

in additional
adverse effects

on the

global economy

negatively affecting

UBS’s results

of operations

and financial

condition. Should
inflationary

pressures

or

other

adverse

global

market

conditions

persist,

or

should

the

pandemic

lead

to

additional
economic or

market disruptions,

UBS may

experience reduced

levels of

client activity

and demand

for its

products and
services, increased

utilisation of

lending commitments,

significantly increased

client defaults,

continued and

increasing
credit and valuation losses in

its loan portfolios, loan commitments and

other assets, and impairments of other

financial
assets. A

fall in

equity markets

and a

consequent decline

in invested

assets would

also reduce

recurring fee

income in
UBS’s

Global

Wealth

Management

and

Asset

Management

businesses,

as

was

experienced

in

the

second

quarter

of
2022. These factors and other consequences of the COVID-19 pandemic may negatively affect UBS’s financial condition,
including possible constraints on capital

and liquidity,

as well as a higher cost

of capital, and possible downgrades

to its
credit ratings.
The

extent

to

which

the

pandemic,

the

ongoing

Russia–Ukraine

war,

and

current

inflationary

pressures

and

related
adverse economic

conditions affect UBS’s

businesses, results of

operations and

financial condition, as

well as

its regulatory
capital and

liquidity ratios,

will depend

on future

developments,

including the

effects

of the

current

conditions

on its
clients, counterparties, employees and third-party

service providers.

UBS’s credit risk exposure to clients, trading counterparties and other financial institutions would increase
under adverse or other economic conditions
Credit risk is

an integral part

of many

of UBS’s activities,

including lending, underwriting

and derivatives activities.

Adverse
economic or market conditions, or the imposition of sanctions or other restrictions on clients, counterparties or financial
institutions, may lead

to impairments and

defaults on these

credit exposures.

Losses may be

exacerbated by declines

in
the

value

of collateral

securing loans

and other

exposures.

In UBS’s

prime

brokerage,

securities finance

and Lombard
lending businesses,

it extends

substantial amounts

of credit

against securities

collateral,

the value

or liquidity

of which
may

decline rapidly.

Market

closures

and the

imposition

of exchange

controls,

sanctions

or other

measures

may

limit
UBS’s

ability

to

settle

existing

transactions

or

to

realise

on

collateral,

which

may

result

in

unexpected

increases

in
exposures. UBS’s

Swiss mortgage

and corporate

lending portfolios

are a

large part

of its

overall lending.

It is therefore
exposed

to

the

risk

of

adverse

economic

developments

in

Switzerland,

including

property

valuations

in

the

housing
market, the

strength of

the Swiss

franc and

its effect

on Swiss exports,

return to

negative interest

rates applied

by the
Swiss National Bank, economic conditions

within the Eurozone or

the European Union (the

"
EU
"), and the evolution of
agreements

between

Switzerland

and

the

EU

or

EEA,

which

represent

Switzerland’s

largest

export

market.

UBS

has
exposures related to real

estate in various

countries, including a

substantial Swiss mortgage portfolio.

Although it believes
this portfolio is

prudently managed, UBS could

nevertheless be exposed to

losses if a

substantial deterioration in the

Swiss
real estate market were to occur.

As UBS

experienced

in 2020,

under the

IFRS 9 expected

credit loss

(“
ECL
”) regime,

credit loss

expenses

may increase
rapidly at the onset

of an economic downturn

as a result of

higher levels of credit

impairments (stage 3), as well as

higher
ECL from

stages 1

and 2.

Substantial

increases in

ECL could

exceed

expected

loss for

regulatory capital

purposes

and
adversely affect UBS’s common equity tier 1 (“ CET1 ”) capital and regulatory capital ratios.
Interest rate trends and changes could negatively affect UBS’s financial results
UBS’s businesses

are sensitive

to changes

in interest

rate trends.

A prolonged

period of

low or

negative interest

rates,
particularly in Switzerland

and the Eurozone,

adversely affected

the net interest

income generated by

UBS’s Personal &
Corporate Banking and Global Wealth Management businesses prior to 2022. Actions that

UBS took to mitigate adverse
effects on income, such as

the introduction of

selective deposit fees or minimum

lending rates, contributed to

outflows
of customer

deposits (a

key source

of funding

for

UBS), net

new money

outflows and

a declining

market

share

in its
Swiss lending business.
During 2022, interest

rates increased sharply in

the US and most

other markets, including a

shift from negative

to positive
central bank policy rates in the Eurozone and Switzerland, as central banks responded to higher inflation. Higher interest
rates

generally

benefit

UBS’s

net

interest

income.

However,

as returns

on

alternatives

to deposits

increase

with

rising
interest rates, such as returns on money market funds, UBS has experienced outflows from customer deposits and shifts
of deposits from

lower-interest account

types to accounts

bearing higher interest

rates, such as

savings and certificates
of deposit,

particularly

in the

US, where

rates

have

rapidly increased.

Customer

deposit

outflows

may

require

UBS to
obtain alternative funding, which would likely be more costly than customer deposits.

The equity and capital of UBS’s shareholders are also affected by changes in interest rates.
Currency fluctuation may have an adverse effect on

UBS’s profits, balance sheet and regulatory capital
UBS is subject to currency fluctuation risks. Although

the change from the Swiss franc to the

US dollar as its presentation
currency in

2018 reduces UBS’s

exposure to

currency fluctuation risks

with respect to

the Swiss

franc, a substantial

portion
of UBS’s assets

and liabilities are

denominated in currencies

other than the

US dollar. Additionally,

in order to

hedge its
CET1

capital

ratio,

UBS’s

CET1

capital

must

have

foreign

currency

exposure,

which

leads

to

currency

sensitivity.

As

a
consequence, it is

not possible to

simultaneously fully hedge

both the

amount of capital

and the capital

ratio. Accordingly,
changes in foreign

exchange rates

may adversely

affect UBS’s profits,

balance sheet,

and capital,

leverage and

liquidity
coverage ratios.

Regulatory and legal risks
Material legal and regulatory risks arise in the conduct of UBS’s businesses
As a

global financial

services firm

operating in

more than

50 countries,

UBS is

subject to

many different

legal, tax

and
regulatory regimes, including extensive regulatory oversight, and is exposed to significant liability risk. UBS is subject to a large number of claims, disputes, legal

proceedings and government investigations and expects that its ongoing business
activities will continue to

give rise to such matters

in the future. The extent

of UBS’s financial exposure to

these and other
matters is material and could substantially exceed the level of provisions that it has established. UBS is not able to

predict
the financial and non-financial consequences these matters

may have when resolved.

UBS may be subject to adverse

preliminary determinations or court decisions that may negatively affect public perception
and its

reputation, result

in prudential

actions from

regulators, and

cause UBS

to record

additional provisions

for such
matters even when it believes

it has substantial defences

and expects to ultimately achieve

a more favourable outcome.
This risk

is illustrated

by the

award of

aggregate penalties

and damages

of EUR 4.5bn

by the

court of

first instance

in
France. This

award was

reduced to

an aggregate

of EUR 1.8bn

by the

Court of

Appeal, and

UBS has

further appealed
this judgment.

Guilty pleas and DPA
Litigation,

regulatory

and

similar

matters

may

also

result

in

non-monetary

penalties

and consequences.

Among

other
things,

a

guilty

plea

to,

or

conviction

of,

a

crime

(including

as

a

result

of

termination

of

the

Deferred

Prosecution
Agreement Credit Suisse

entered into with

the United States

Department of Justice

in 2021 to

resolve its

Mozambique
matter) could have material consequences for us.

Resolution of regulatory proceedings may require us to

obtain waivers
of

regulatory

disqualifications

to

maintain

certain

operations,

may

entitle

regulatory

authorities

to

limit,

suspend

or
terminate licenses and regulatory

authorizations and may permit

financial market utilities to

limit, suspend or terminate
our participation in such utilities.

Failure to obtain such waivers,

or any limitation, suspension or termination

of licenses,
authorizations or participations, could have material consequences for us.
Resolution of regulatory proceedings

may require UBS

to obtain waivers

of regulatory disqualifications to

maintain certain
operations, may entitle

regulatory authorities

to limit, suspend

or terminate

licenses and regulatory

authorisations, and
may permit

financial market

utilities to

limit, suspend

or terminate

UBS’s participation

in them.

Failure to

obtain such
waivers,

or

any

limitation,

suspension

or

termination

of

licenses,

authorisations

or

participations,

could

have

material
adverse consequences for UBS.
UBS’s settlements with governmental

authorities in connection

with foreign exchange,

London Interbank Offered

Rates
(“ LIBOR
”)

and

other

benchmark

interest

rates

starkly

illustrate

the

significantly

increased

level

of

financial

and
reputational risk now associated

with regulatory matters in

major jurisdictions. In connection

with investigations related
to LIBOR

and other

benchmark

rates and

to foreign

exchange and

precious metals,

very large

fines and

disgorgement
amounts

were

assessed

against

UBS,

and

it

was

required

to

enter

guilty

pleas

despite

its

full

cooperation

with

the
authorities in

the investigations,

and despite

its receipt

of conditional

leniency or

conditional immunity

from anti-trust
authorities in a number of jurisdictions, including the US and

Switzerland.
For a

number

of years, UBS

has been, and

continues to be, subject

to a very

high level of

regulatory scrutiny and to

certain
regulatory

measures

that

constrain

its

strategic

flexibility.

UBS

believes

it

has

remediated

the

deficiencies

that

led

to
significant losses in the past and made substantial changes in its controls and it conducts risk frameworks to address the issues

highlighted

by

the

LIBOR-related,

foreign

exchange

and

precious

metals

regulatory

resolutions.

UBS

has

also
undertaken extensive efforts to implement new regulatory

requirements and meet heightened expectations.

Credit

Suisse

and

or

UBS

have

become

the

target

of

lawsuits,

and

may

become

the

target

of

further

litigation,

in
connection with the transaction and/or

the regulatory and other

actions taken in connection with the

transaction, all of
which could result in substantial

costs. As of June 5, 2023,

Credit Suisse had incurred

a net charge of USD 7.4

billion in
respect of its

supply chain finance

funds (SCFF) matter, and the

ultimate cost of

resolving the SCFF matter

may be material
to the

operating results

of the

combined group.

Since the

close of

the acquisition,

various litigation

claims have

been
lodged against

UBS under Swiss

merger law alleging

that Credit

Suisse shareholders

received disadvantaged

treatment
in the acquisition. In

addition, numerous cases

have been lodged against

FINMA in respect

of the write down

of Credit
Suisse’s AT1

bonds ordered

by FINMA. UBS Group

AG, as the successor

to Credit Suisse,

is participating in proceedings
as an aggrieved party. The cumulative effects of the litigations to which UBS has succeeded and the claims related to the acquisition and the circumstances surro

unding it, may have material adverse consequences for the

combined group.
Credit

Suisse

delayed

its

reporting

for

the

year

ending

2022

stating

that

it

had

identified

material

weaknesses

in

its
internal

controls

over

financial

reporting

as

a

result

of

which

Credit

Suisse

management

had

concluded

that,

as

of
December 31, 2022, its internal controls over financial

reporting were not effective, and for the same reasons, it reached the same conclusion regarding December 31, 2021. Since the acquisition, UBS has undertaken a review of the processes and systems giving rise to

the material weaknesses and the remediation program undertaken. This review is ongoing and
UBS

expects

to

adopt

and

implement

further

controls

and

procedures

following

the

completion

of

such

review

and
discussions with its regulators. In the course of this review,

UBS may become aware of facts that cause it to broaden the
scope of the findings.

UBS continues to be

in active dialogue with

regulators concerning the

actions it is taking

to improve its operational

risk
management, risk control,

anti-money laundering, data management

and other frameworks,

and otherwise seek

to meet
supervisory expectations,

but there

can be

no assurance

that its

efforts will

have the

desired effects.

As a

result of

this
history, UBS’s level of risk with respect to regulatory enforcement may be greater than that of some of its peers.

Substantial changes in regulation may adversely affect UBS’s businesses and its ability to execute its
strategic plans
Since the

financial crisis

of 2008,

UBS has

been subject

to significant

regulatory

requirements,

including recovery

and
resolution planning,

changes in

capital and

prudential standards,

changes in

taxation regimes

as a

result of

changes in
governmental administrations,

new and

revised market

standards and

fiduciary duties,

as well

as new

and developing
environmental, social and governance

standards and requirements. Notwithstanding attempts by regulators to align their
efforts,

the

measures

adopted

or

proposed

for

banking

regulation

differ

significantly

across

the

major

jurisdictions,
making it increasingly difficult

to manage a global institution.

In addition, Swiss regulatory

changes with regard

to such
matters

as

capital

and

liquidity

have

often

proceeded

more

quickly

than

those

in

other

major

jurisdictions,

and
Switzerland’s requirements for major

international banks are among

the strictest of

the major financial

centres. This could
put Swiss banks, such as UBS, at a disadvantage when competing with peer financial institutions subject to more lenient regulation or with unregulated non-bank

competitors.
UBS’s

implementation

of

additional

regulatory

requirements

and

changes

in

supervisory

standards,

as

well

as

its
compliance with

existing

laws and

regulations,

continues to

receive

heightened scrutiny

from

supervisors. If

UBS does
not meet

supervisory expectations

in relation

to these

or other

matters, or

if additional supervisory

or regulatory

issues
arise, it would likely be subject to further regulatory

scrutiny,

as well as measures that may further

constrain its strategic
flexibility.

Resolvability and

resolution

and recovery

planning:
UBS has

moved significant

operations into

subsidiaries

to

improve
resolvability and meet other regulatory requirements, and this has resulted in substantial implementation costs, increased
its capital and funding costs and reduced operational flexibility. For example, UBS has transferred all of its

US subsidiaries
under a US

intermediate holding company

to meet US

regulatory requirements

and has transferred

substantially all the
operations of Personal & Corporate Banking and Global Wealth Management booked in Switzerland to UBS Switzerland
AG to improve resolvability.

These changes

create

operational, capital,

liquidity, funding

and tax

inefficiencies.

UBS’s operations

in subsidiaries

are
subject

to

local

capital,

liquidity,

stable

funding,

capital

planning

and

stress

testing

requirements.

These

requirements
have

resulted

in

increased

capital

and

liquidity

requirements

in

affected

subsidiaries,

which

limit

UBS’s

operational
flexibility and negatively

affect its ability

to benefit from

synergies between

business units and

to distribute

earnings to
the Group.
Under the Swiss too-big-to-fail

(“
TBTF
”) framework, UBS is

required to put in

place viable emergency plans

to preserve
the operation of

systemically important

functions in

the event

of a failure.

Moreover, under

this framework

and similar
regulations

in the

US, the

UK, the

EU and

other jurisdictions

in which

it operates,

UBS is

required to

prepare credible
recovery and resolution

plans detailing the

measures that would

be taken to recover

in a significant adverse

event or in
the event of winding down the Group or the operations

in a host country through resolution or insolvency

proceedings.
If a

recovery or resolution

plan that UBS

produces is determined

by the

relevant authority to

be inadequate or

not credible,
relevant regulation may

permit the authority to

place limitations on the

scope or size

of UBS’s business

in that jurisdiction,
or oblige UBS to hold higher amounts

of capital or liquidity or to

change its legal structure or business in

order to remove
the relevant impediments to resolution.
Capital and prudential standards: As an internationally active Swiss systemically relevant bank (an “ SRB ”), UBS is subject to

capital

and

total

loss-absorbing

capacity

(“
TLAC
”)

requirements

that

are

among

the

most

stringent

in

the

world.
Moreover, many

of UBS’s

subsidiaries must

comply with

minimum capital,

liquidity and

similar requirements

and, as

a
result, UBS Group AG and UBS AG have contributed a significant portion of their capital and provide substantial liquidity to

these

subsidiaries.

These

funds

are

available

to

meet

funding

and

collateral

needs

in

the

relevant

entities,

but

are
generally not readily available for use by the Group as a

whole.

UBS expects

its risk-weighted

assets (“
RWA
”) to

further increase

as the

effective date

for additional

capital standards
promulgated

by

the

Basel

Committee

on

Banking

Supervision

(the

“
BCBS
”)

draws

nearer.

In

connection

with

the
acquisition of Credit Suisse, FINMA has

permitted Credit Suisse entities to

continue to apply certain prior interpretations
and has

provided supervisory

rulings on

the treatment

of certain

items for

RWA or

capital purposes.

In general,

these
interpretations require that UBS phase out

the treatment over the next several

years.

In addition, FINMA has agreed

that
additional

capital

requirement

applicable

to

Swiss

systemically

relevant

banks,

which

is

based

on

market

share

in
Switzerland and LRD, will not increase

as a result of acquisition of Credit

Suisse before the end of

2025.

The phase-out
or

end

of

these

periods

will

likely

increase

the

overall

capital

requirements

of

UBS

Group,

which

increase

may

be
substantial.
Increases in capital

and liquidity standards

could significantly curtail

UBS’s ability to

pursue strategic opportunities

or to
return capital to shareholders.

Market regulation and

fiduciary standards:
UBS’s wealth and

asset management

businesses operate

in an environment
of increasing

regulatory scrutiny

and changing

standards with

respect to

fiduciary and

other standards

of care

and the
focus

on

mitigating

or

eliminating

conflicts

of

interest

between

a

manager

or

advisor

and

the

client,

which

require
effective implementation across

the global

systems and

processes of

investment managers

and other

industry participants.
For example, UBS has made material

changes to its business processes, policies

and the terms on which it interacts

with
these clients in order to comply with SEC Regulation Best Interest, which is intended to enhance and clarify the duties of brokers and investment advisers to

retail customers, the Volcker Rule,

which limits UBS’s ability to engage

in proprietary
trading, as

well as

changes

in European

and Swiss

market

conduct regulation.

Future changes

in the

regulation

of its
duties to customers may require UBS to

make further changes to its businesses, which would result

in additional expense
and may adversely affect its business. UBS may also become subject to other similar regulations substantively limiting the
types of activities in which it may engage or the way it conducts its operations.
In many instances, UBS provides services on

a cross-border basis, and it is therefore sensitive to

barriers restricting market
access for

third-country firms.

In particular,

efforts in

the EU

to harmonise

the regime

for third-country

firms to

access
the European market may have the effect of creating new barriers that adversely affect UBS’s ability to conduct business in

these

jurisdictions

from

Switzerland.

In

addition,

a

number

of

jurisdictions

are

increasingly

regulating

cross-border
activities based on

determinations of equivalence of

home country regulation,

substituted compliance or

similar principles
of comity.

A negative

determination with

respect to

Swiss equivalence

could limit

UBS’s access

to the

market in

those
jurisdictions and

may negatively

influence its

ability to

act as

a global

firm. For

example, the

EU declined

to extend

its
equivalence determination for Swiss exchanges, which lapsed as of 30 June 2019.

UBS experienced

cross-border outflows

over a

number of

years as

a result

of heightened

focus by

fiscal authorities

on
cross-border investment and fiscal amnesty programs, in anticipation of the implementation in Switzerland of the global
automatic

exchange

of

tax

information,

and

as

a

result

of

the

measures

UBS

has

implemented

in

response

to

these
changes. Further changes in local tax laws or regulations

and their enforcement, additional cross-border tax

information
exchange regimes, national tax amnesty or enforcement

programs or similar actions may affect the

ability or willingness
of its clients to do business with UBS and could result in

additional cross-border outflows.
If UBS experiences financial difficulties, FINMA has

the power to open restructuring or liquidation
proceedings or impose protective measures in relation

to UBS Group AG, UBS AG or UBS Switzerland AG,
and such proceedings or measures may have a material

adverse effect on UBS’s shareholders and creditors
Under the

Swiss Banking

Act, FINMA

is able

to exercise

broad statutory

powers with

respect to

Swiss banks

and Swiss
parent companies of financial groups,

such as UBS Group

AG, UBS AG, Credit

Suisse AG, UBS Switzerland AG and Credit
Suisse Schweiz

AG, if

there is

justified concern

that the

entity is

over-indebted,

has serious

liquidity problems

or,

after
the expiration

of any

relevant

deadline, no

longer fulfils

capital adequacy

requirements.

Such powers

include ordering
protective

measures,

instituting

restructuring

proceedings

(and

exercising

any

Swiss

resolution

powers

in

connection
therewith), and instituting liquidation

proceedings, all of which

may have a material adverse

effect on shareholders and
creditors or may prevent these entities from

paying dividends or making payments on debt obligations.
UBS would

have limited

ability

to challenge

any such

protective

measures,

and creditors

and shareholders

would

also
have limited ability under Swiss

law or in Swiss courts

to reject them, seek their suspension,

or challenge their imposition,
including measures that require

or result in the deferment of payments.
If restructuring proceedings are

opened with respect to UBS Group

AG, UBS AG, Credit Suisse AG,

UBS Switzerland AG
or Credit Suisse Schweiz AG,

the resolution powers that FINMA may

exercise include the power to: (i) transfer all

or some
of the assets, debt and other liabilities, and contracts of the entity subject to proceedings to another entity; (ii) stay for a
maximum of two business

days (a) the termination

of, or the exercise

of rights to terminate,

netting rights, (b) rights

to
enforce

or

dispose

of

certain

types

of

collateral

or

(c)

rights

to

transfer

claims,

liabilities

or

certain

collateral,

under
contracts to which the entity subject to proceedings is a party; and / or (iii) partially or fully write down the equity capital and regulatory capital instruments and, if such regulatory capital is fully written down, write down or convert into equity the other debt instruments of

the entity subject to

proceedings. Shareholders and creditors would have no

right to reject,
or to seek the suspension of, any restructuring plan pursuant to which such resolution powers are exercised. They would have only

limited rights

to challenge

any decision

to exercise

resolution powers

or to

have that

decision reviewed

by a
judicial or administrative process or otherwise.
Upon full

or partial

write-down

of the

equity and

regulatory

capital

instruments

of the

entity

subject

to restructuring
proceedings, the relevant shareholders

and creditors would receive

no payment in respect of the equity

and debt that is
written

down,

the

write-down

would

be

permanent,

and

the

investors

would

likely

not,

at

such

time

or

at

any

time
thereafter,

receive any

shares or other

participation rights,

or be entitled

to any write-up

or any other

compensation in
the event of a potential subsequent

recovery of the debtor.

If FINMA orders the conversion

of debt of the entity subject
to restructuring proceedings

into equity,

the securities received by

the investors may be worth significantly

less than the
original debt and may have a

significantly different risk profile. In addition, creditors receiving equity would be effectively subordinated to all creditors of the restructured entity in the event of a subsequent winding up, liquidation

or dissolution
of the restructured entity,

which would increase the risk that investors would

lose all or some of their investment.

FINMA has significant discretion in the exercise of its powers in connection with restructuring proceedings. Furthermore, certain categories of debt obligations, such as certain types of deposits, are subject to preferential treatment. As a result, holders of obligations

of an entity

subject to a

Swiss restructuring

proceeding may

have their obligations

written down
or converted

into equity even

though obligations ranking

on par

with such obligations

are not written

down or

converted.

Developments in sustainability, climate, environmental and

social standards and regulations may affect
UBS’s business and impact its ability to fully realise

its goals
UBS has set ambitious

goals for environmental, social and

governance (“
ESG
”) matters. These goals

include its ambitions
for environmental

sustainability in its

operations, including

carbon emissions,

in the business

it does with

clients and

in
products that it

offers. They also

include goals or

ambitions for diversity in

UBS’s workforce and

supply chain, and support
for the

United Nations

Sustainable Development

Goals. There

is substantial

uncertainty as

to the

scope of

actions that
may be required of UBS, governments

and others to achieve the goals it

has set, and many of such goals and

objectives
are

only

achievable

with

a

combination

of

government

and

private

action.

National

and

international

standards

and
expectations,

industry

and

scientific

practices,

and

regulatory

taxonomies

and

disclosure

obligations

addressing

these
matters are

relatively immature and

are rapidly evolving.

In many cases,

goals and standards

are defined at

a high level
and can

be subject

to different interpretations.

In addition,

there are significant

limitations in

the data available

to measure
UBS’s climate and other

goals. Although UBS has

defined and disclosed its

goals based on the

standards existing at

the
time of disclosure, there can be no assurance (i) that the various ESG regulatory and disclosure regimes under which UBS operates will

not come

into conflict

with one

another, (ii) that

the current

standards will

not be

interpreted differently
than UBS’s understanding

or change in

a manner that

substantially increases the

cost or effort

for UBS to

achieve such
goals or (iii)

that additional data or

methods, whether voluntary or

required by regulation, may

substantially change UBS’s
calculation of its goals and

aspirations. It is possible that

such goals may prove to

be considerably more difficult

or even
impossible

to

achieve.

The

evolving

standards

may

also

require

UBS

to

substantially

change

the

stated

goals

and
ambitions. If UBS is not able to achieve

the goals it has set, or can only do

so at significant expense to its business, it may
fail to

meet regulatory

expectations,

incur damage

to its

reputation or

be exposed

to an

increased risk

of litigation

or
other adverse action.
While ESG regulatory regimes and

international standards are being developed, including

to require consideration of ESG
risks in investment decisions,

some jurisdictions, notably in

the US, have developed rules

restricting the consideration

of
ESG factors in

investment and business decisions.

Under these anti-ESG rules,

companies that are perceived

as boycotting
or

discriminating

against

certain

industries

may

be

restricted

from

doing

business

with

certain

governmental

entities.
UBS’s businesses may

be adversely affected

if the firm

is considered as

discriminating against companies

based on ESG
considerations, or if further anti-ESG rules are developed

or broadened.
UBS’s financial results may be negatively affected by changes to assumptions and valuations, as well as
changes to accounting standards
UBS

prepares

its

consolidated

financial

statements

in

accordance

with

International

Financial

Reporting

Standards
(“
IFRS
”).

The

application

of

these

accounting

standards

requires

the

use

of

judgment

based

on

estimates

and
assumptions that may involve

significant uncertainty at the

time they are made.

This is the

case, for example,

with respect
to the

measurement of fair

value of

financial instruments, the

recognition of deferred

tax assets

(“
DTAs
”), the

assessment
of the

impairment of

goodwill, expected

credit losses

and estimation

of provisions

for litigation,

regulatory and

similar
matters. Such

judgments, including the

underlying estimates

and assumptions, which

encompass historical

experience,
expectations of

the future

and other

factors, are

regularly evaluated

to determine

their continuing

relevance based

on
current conditions.

Using different

assumptions could

cause the

reported results

to differ.

Changes in

assumptions,

or
failure to make the changes

necessary to reflect evolving market conditions,

may have a significant

effect on the financial
statements

in

the

periods

when

changes

occur.

Estimates

of

provisions

may

be

subject

to

a

wide

range

of

potential
outcomes and significant uncertainty.

For example, the broad range of potential outcomes in UBS’s legal proceedings in
France

and

in

a

number

of

Credit

Suisse’s

legal

proceedings

increase

the

uncertainty

associated

with

assessing

the
appropriate provision. If the

estimates and assumptions

in future periods

deviate from the

current outlook, UBS’s financial
results may also be negatively affected.

Changes to IFRS or interpretations thereof may cause future reported results and financial position to differ from current expectations, or

historical results

to differ

from those

previously reported

due to the

adoption of

accounting standards
on a retrospective basis. Such changes may also

affect UBS’s regulatory capital and ratios. For

example, the introduction
of the ECL

regime under

IFRS 9 in 2018

fundamentally changed

how credit risk

arising from

loans, loan commitments,
guarantees

and

certain

revocable

facilities

is accounted

for.

Under

the

ECL

regime,

credit

loss

expenses

may

increase
rapidly at the onset

of an economic downturn

as a result of

higher levels of credit

impairments (stage 3), as well as

higher
ECL from stages 1 and 2, only gradually

diminishing once the economic outlook improves. As UBS

observed in 2020, this
effect

may

be more

pronounced

in

a

deteriorating

economic

environment.

Substantial

increases

in

ECL

could

exceed
expected loss for regulatory capital purposes and adversely

affect UBS’s CET1 capital and regulatory capital ratios.

UBS may be unable to maintain its capital strength
Capital strength enables

UBS to grow

its businesses and

absorb increases in

regulatory and

capital requirements.

UBS’s
ability to maintain its capital ratios is subject to numerous risks, including the financial results of its businesses, the effect of changes to capital standards, methodologies and interpretations that may adversely affect the calculation of its capital
ratios, the

imposition

of risk

add-ons

or capital

buffers,

and the

application

of additional

capital,

liquidity and

similar
requirements to

subsidiaries. UBS’s capital

and leverage

ratios are

driven primarily by

RWA, the

leverage ratio

denominator
and eligible capital, all of

which may fluctuate based on a

number of factors, some of

which are outside of UBS’s

control.
The results

of UBS’s

businesses may

be adversely

affected by

events arising

from other

risk factors

described herein.

In
some cases, such as litigation and

regulatory risk and operational risk events, losses

may be sudden and large. These

risks
could reduce

the

amount of

capital

available

for

return

to shareholders

and hinder

UBS’s ability

to achieve

its

capital
returns target of a progressive cash dividend coupled with a share repurchase program.
UBS’s

eligible

capital

may

be

reduced

by

losses

recognised

within

net

profit

or

other

comprehensive

income.

Eligible
capital

may

also

be

reduced

for

other

reasons,

including

acquisitions

that

change

the

level

of

goodwill,

changes

in
temporary

differences

related

to

DTAs

included

in

capital,

adverse

currency

movements

affecting

the

value

of

equity,
prudential adjustments that may be

required due to the valuation uncertainty

associated with certain types of positions,
changes in

regulatory interpretations

on the

inclusion or

exclusion of

items contributing

to UBS’s

shareholder equity

in
regulatory capital, and changes in the value of certain pension fund assets and liabilities or in the interest rate and other
assumptions used

to calculate

the changes

in UBS’s

net defined

benefit obligation

recognised in

other comprehensive
income.
RWA

are

driven

by

UBS’s

business

activities,

by

changes

in

the

risk

profile

of

its

exposures,

by

changes

in

its

foreign
currency exposures and foreign exchange rates, and by regulation.

For instance, substantial market volatility, a widening
of credit spreads, adverse

currency movements, increased

counterparty risk, deterioration

in the economic

environment
or increased

operational risk

could result

in an

increase in

RWA. Changes

in the

calculation of

RWA, the

imposition of
additional

supplemental RWA

charges or

multipliers applied

to certain

exposures and

other methodology

changes,

as
well as the

finalisation of the Basel

III framework and

Fundamental Review of the

Trading Book promulgated by

the BCBS,
which are expected to increase UBS’s RWA.
The

leverage

ratio

is

a

balance

sheet-driven

measure

and

therefore

limits

balance

sheet-intensive

activities,

such

as
lending, more than

activities that are less

balance sheet intensive,

and it may

constrain UBS’s business even

if UBS satisfies
other risk-based

capital requirements.

UBS’s leverage

ratio denominator

is driven

by, among

other things,

the level

of
client activity, including

deposits and loans,

foreign exchange rates, interest

rates and other

market factors. Many

of these
factors are wholly or partly outside of UBS’s control.
The effect of taxes on UBS’s financial results is significantly influenced by tax law changes and
reassessments of its deferred tax assets
UBS’s

effective

tax

rate

is

highly

sensitive

to

its

performance,

its

expectation

of

future

profitability

and

any

potential
increases

or

decreases

in

statutory

tax

rates,

such

as

any

potential

increase

in

the

US

federal

corporate

tax

rate.
Furthermore, based

on prior years’

tax losses, UBS

has recognised

DTAs

reflecting the

probable recoverable

level based
on future taxable profit

as informed by

its business plans. If

UBS’s performance is expected

to produce diminished taxable
profit in future years, particularly in the US, it may

be required to write down all or a

portion of the currently recognised
DTAs through the income statement in excess of anticipated amortisation.

This would have the effect of

increasing UBS’s
effective tax rate in the year in which any write-downs are

taken. Conversely,

if UBS expects the performance of entities
in

which

it

has

unrecognised

tax

losses to

improve,

particularly

in

the

US

or

the

UK,

UBS

could

potentially

recognise
additional DTAs.

The effect

of doing

so would

be to

reduce its

effective tax

rate in

years in

which additional

DTAs

are
recognised

and to

increase

its effective

tax rate

in future

years. UBS’s

effective

tax

rate

is also

sensitive

to any

future
reductions in

statutory tax

rates, particularly

in the

US, which

would cause

the expected

future tax

benefit from

items
such as tax loss carry-forwards

in the affected locations

to diminish in value. This,

in turn, would cause a write-down

of
the associated DTAs. Conversely,

an increase in US corporate tax rates

would result in an increase in the Group’s

DTAs.
UBS generally revalues its DTAs

in the fourth quarter of the financial year based on a reassessment of future profitability
taking

into

account

its

updated

business

plans.

UBS considers

the

performance

of

its businesses

and

the

accuracy

of
historical forecasts,

tax rates

and other

factors in

evaluating the

recoverability

of its

DTAs,

including the

remaining tax
loss carry-forward

period and

its assessment

of expected

future taxable

profits over

the life

of DTAs.

Estimating future
profitability is

inherently subjective

and is particularly

sensitive to future

economic, market

and other conditions,

which
are difficult to predict.

UBS’s results in past years

have demonstrated that changes in the

recognition of DTAs

can have a very significant effect
on its reported results. Any future

change in the manner in which UBS remeasures

DTAs could affect

UBS’s effective tax
rate, particularly in the year in which the change is made.

UBS’s

full-year

effective

tax

rate

could

change

if

aggregate

tax

expenses

in

respect

of

profits

from

branches

and
subsidiaries without

loss coverage

differ from what

is expected, or

if branches and

subsidiaries generate

tax losses that
UBS cannot benefit from through

the income statement. In particular, losses at

entities or branches that cannot offset

for
tax purposes taxable profits in other Group entities, and which do not result in additional

DTA recognition, may increase
UBS’s effective tax rate. In addition, tax laws or

the tax authorities in countries where UBS has undertaken legal structure changes may

cause entities

to be

subject to

taxation as

permanent

establishments

or may

prevent the

transfer of

tax
losses incurred

in one

legal entity

to newly

organised or

reorganised subsidiaries

or affiliates

or may

impose limitations
on

the

utilisation

of

tax

losses

that

relate

to

businesses

formerly

conducted

by

the

transferor.

Were

this

to

occur

in
situations where there were also limited planning opportunities to utilise the tax losses in the originating entity, the DTAs associated with such tax losses may be required to be written down through the income statement.
Changes

in

tax

law

may

materially

affect

UBS’s

effective

tax

rate,

and,

in

some

cases,

may

substantially

affect

the
profitability of

certain activities.

In addition,

statutory and

regulatory changes,

as well

as changes

to the

way in

which
courts and tax

authorities interpret

tax laws, including

assertions that

UBS is required

to pay

taxes in

a jurisdiction

as a
result of activities

connected to that

jurisdiction constituting

a permanent

establishment or

similar theory,

and changes
in UBS’s

assessment

of uncertain

tax positions,

could cause

the amount

of taxes

it ultimately

pays to

materially

differ
from the amount accrued.
UBS Group AG and Credit Suisse may incur substantial tax liabilities in connection with the transaction.
In the past, Credit Suisse

has made significant impairments of the

tax value of its participations in

subsidiaries below their
tax acquisition

costs. As

a result

of the

transaction, tax

acquisition costs

of participations

held by

Credit Suisse

may be
transferred to UBS Group

AG. Additionally, UBS may

further impair its participations

in former Credit Suisse subsidiaries
after the

closing of

the transaction.

UBS Group

AG may

become subject

to additional

Swiss tax

on future

reversals of
such impairments for Swiss tax purposes. Reversals of prior impairments may occur to the extent that the net asset value of the previously impaired subsidiary increases, e.g., as a result of an increase in retained earnings. Although it is difficult to quantify

this additional

tax exposure,

as various

potential mitigants

(e.g., transfers

of assets

and liabilities,

business
activities, subsidiary

investments, as

well as

other restructuring

measures within

the Combined

Group in

the course

of
the integration) exist, such additional tax exposure may be

material.
Liquidity and funding risk
Liquidity and funding management are critical to UBS’s

ongoing performance
The viability

of UBS’s

business depends

on the

availability of

funding sources,

and its

success depends

on its

ability to
obtain funding at times,

in amounts, for tenors

and at rates that

enable it to efficiently support

its asset base in

all market
conditions. UBS’s funding

sources have generally

been stable, but

could change in the

future because of,

among other
things,

general

market

disruptions

or

widening

credit

spreads,

which

could

also

influence

the

cost

of

funding.

A
substantial

part

of

UBS’s

liquidity

and

funding

requirements

are

met

using

short-term

unsecured

funding

sources,
including retail and wholesale

deposits and the regular issuance of

money market securities. A change in the

availability
of short-term funding could occur quickly.
The addition

of loss-absorbing

debt as

a component

of capital

requirements,

the regulatory

requirements

to maintain
minimum TLAC

at UBS’s

holding company

and at

subsidiaries, as

well as

the power

of resolution

authorities to

bail in
TLAC instruments and other debt obligations, and uncertainty as to how such powers will be exercised, caused and may still cause further increase of UBS’s cost of funding, and could potentially increase the total amount of funding required, in the absence of other changes in its business.
Reductions

in

UBS’s

credit

ratings

may

adversely

affect

the

market

value

of

the

securities

and

other

obligations

and
increase its funding

costs, in

particular with regard

to funding from

wholesale unsecured

sources, and

could affect

the
availability of certain kinds of

funding. In addition, as experienced

in connection with Moody’s

downgrade of UBS AG’s
long-term debt rating in June

2012, rating downgrades can require

UBS to post additional collateral

or make additional
cash payments

under trading

agreements.

UBS’s credit

ratings, together

with its

capital strength

and reputation,

also
contribute to maintaining

client and counterparty

confidence, and it

is possible that

rating changes could

influence the
performance of some

of UBS’s businesses.

The acquisition

of the Credit

Suisse Group

has elevated these

risks and may
cause these

risks to

intensify.

One day

after

the announcement

of the

planned acquisition

of Credit

Suisse

in March
2023, Standard & Poor's

placed both UBS

Group AG’s Long-Term Counterparty Credit Rating and High-trigger additional
Tier 1 instruments on Negative watch.

Upon the close the acquisition in June, Fitch Ratings downgraded the Long-Term
Issuer Default Ratings (IDRs)

of UBS Group

AG to 'A' from

'A+' and of UBS

AG to 'A+' from

'AA-'. Fitch also

upgraded
Credit Suisse AG's Long-Term

IDR to 'A+' from 'BBB+'.

The requirement

to maintain a

liquidity coverage ratio

of high-quality liquid

assets to estimated

stressed short-term

net
cash outflows, and

other similar liquidity

and funding requirements, oblige UBS

to maintain high

levels of overall

liquidity,
limit its ability

to optimise interest income

and expense, make certain

lines of business

less attractive and

reduce its overall
ability

to

generate

profits.

In

particular,

UBS AG

is

subjected

to

increased

liquidity

coverage

requirements

under

the
direction of

FINMA. The

liquidity coverage

ratio and

net stable

funding ratio

requirements

are intended

to ensure

that
UBS is not overly

reliant on short-term funding and that

it has sufficient long-term funding

for illiquid assets. The relevant
calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in market-wide

and firm-specific stress situations. In

an actual stress situation,

however, UBS’s funding
outflows could exceed the assumed amounts.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form
F-3 (Registration Number

333-263376), and into

each prospectus outstanding

under any of

the foregoing registration
statements,

(2)

any

outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

that
incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with
the

SEC,

and

(3)

the

base

prospectus

of

Corporate

Asset

Backed

Corporation

(“CABCO”)

dated

June

23,

2004
(Registration Number 333-111572), the Form 8-K

of CABCO filed and

dated June 23, 2004

(SEC File Number 001-
13444), and the

Prospectus Supplements

relating to the

CABCO Series 2004-101

Trust dated May 10,

2004 and May
17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:

/s/ Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

______________
Name:

Steffen Henrich
Title:

Controller
Date:

August 31, 2023